Exhibit 99.4

tembec

Rooted in tomorrow.

Financial Report 2012

TEMBEC
FINANCIAL REPORT 2012

01	Message to Shareholders

04	Management’s Discussion and Analysis

52	Management Responsibility

53	Independent Auditors’ Report

54	Consolidated Financial Statements

111	Directors and Officers

112	Shareholder Information

The covers are printed on 10pt. FSC-certified Kallima® Coated Cover C1S Plus, manufactured by Tembec’s Temiscaming, Quebec, coated bleached board mill.

TEMBEC INC.
©2012 All rights reserved Printed in Canada

MESSAGE
TO SHAREHOLDERS

The financial results for 2012 were below expectations, primarily due to poor market conditions for paper pulp. External economic factors continue to hamper the Company’s ability to achieve its full economic potential. The Company did continue with strategic investments in certain energy projects, the most significant being the $190 million energy investment at the Temiscaming specialty cellulose site. The focus remains to increase profit margins and reduce volatility of earnings.

The Company continued to make significant strides in its health and safety performance, achieving a 32% reduction in recordable incidents in 2012 versus the previous year. This follows a 25% reduction in 2011 and marks seven consecutive years of improvement in the Company’s health and safety performance. The focus will remain on transforming the health and safety culture to achieve world class levels.

Adjusted EBITDA for 2012 was $64 million versus $98 million in the previous year. Market conditions were generally favorable for the Specialty Cellulose business throughout the year, providing the primary driver for the earnings. The Paper business was stable with very little volatility in price, allowing this business to be a steady contributor of cash flow. The Forest Products business, which has had a negative impact on profitability for the last several years, finally turned profitable in the final quarter of the year. The Company’s Paper Pulp business, the largest of all the Company’s businesses, suffered from poor product pricing and generated negative adjusted EBITDA.

The Company has embarked on the implementation of a Business Improvement Plan focusing on capital expenditures on key projects to increase overall adjusted EBITDA margins and to reduce the volatility of earnings. Several of these projects were completed last year and a new $190 million project was launched in 2012. These projects have placed demands on the Company’s cash flow as expected. The Company’s defined benefit pension plans are being greatly impacted by declining interest rates, increasing funding requirements and making extra demands on cash flow. Given the challenging conditions in some of the Company’s major markets, and the cash requirements to fund the strategic projects and excess pension funding obligations, the Company will continue with judicious cash flow management to maintain adequate levels of liquidity.

INVESTMENTS

In 2012, the Company began construction of the $190 million energy investment at its Temiscaming specialty cellulose mill. This will replace three old low pressure recovery boilers with a new high pressure boiler. A new 50-megawatt (MW) steam turbine will also be installed to produce electricity from the steam generated by the new boiler. The project will result in an adjusted EBITDA improvement of approximately $42 million per year through a combination of electricity revenue, cost reduction and productivity improvements.

A critical element of the Temiscaming energy investment is a power purchase agreement with Hydro-Quebec that was signed in 2012. The agreement provides for a guaranteed purchase of electricity produced by the new turbine at a fixed price of $106 per MW/hour (based on 2012), which is adjusted for inflation annually, for a 25 year-term.

The Company began construction of the Temiscaming energy project in 2012. Procurement of the major equipment and most of the civil construction work is complete. The Company targeted an aggressive construction schedule with the boiler starting up in December 2013 and the turbine starting April 2014. It has now been determined that the construction will be delayed and the start-up of the boiler will be postponed until the Spring of 2014 due to the high demand for contractors and construction workers in the Province of Quebec. It will be impossible to achieve the December 2013 boiler completion cost effectively in the over-heated construction market in Quebec.

After the completion of the $190 million investment, a second phase is being planned, which will involve a capacity expansion of this operation through the installation of new digesters. The new recovery boiler, turbine and power purchase agreement with Hydro-Quebec have been upsized to accommodate this second phase of investment.

Tembec Financial Report 2012 1

Message to Shareholders

Several other green energy projects were brought to completion in 2012 and will contribute to improved profitability in 2013. The new turbine installed at the Tartas specialty cellulose mill is now in full operation. The biomass boiler installed at the Béarn sawmill has been successfully commissioned and is operating at the expected level. The anaerobic treatment plant at the Matane high-yield pulp mill was commissioned in September and is in ramp-up mode. Once the Matane project is fully optimized, it is expected that these three green energy projects will generate an additional $21 million of adjusted EBITDA per year.

Defined Benefit Pension Plans
The Company administers several defined benefit pension plans in Canada on behalf of current and past employees. The progressive declines in interest rates over the last several years have led to increases in the estimated present value of future pension obligations. This in turn led to the creation of “solvency” or “wind up” deficits, which required that the Company fund amounts well in excess of normal annual costs. In fiscal 2012, the Company made $34 million of excess payments into its defined benefit pension plans. When combined with investment returns that exceeded the plan assumptions, the Company’s defined benefit pension plans are now approaching fully funded status on a going-concern basis. The Company is now in a better position to reduce defined benefit pension plan risk should future investment returns permit or discount rates increase.

As well, the Company has taken steps to reduce defined benefit pension risk by making a number of changes to its plans. All salaried employees are now on a defined contribution pension plan. As collective agreements have been renewed with unionized employees at several of the Company’s facilities, the pension plans have been changed to require all new employees to participate in defined contribution plans.

Forest Products
The Company’s lumber business has experienced several years of very poor results due to the low levels of new home construction in the United States. As expected, this market is taking several years to recover and has yet to hit normalized levels. Despite near record levels in housing affordability in the U.S., tight credit conditions, high unemployment and economic uncertainty have all created headwinds in the new home construction market.

As highlighted in last year’s report, the emergence of China as a new and significant market for North American lumber has helped keep the North American market somewhat balanced and has effectively set a floor on prices. While this market did not grow in 2012, shipments at levels comparable to 2011 continued, providing an important outlet for product and helping to maintain a balanced market in North America.

The second half of 2012 began to show signs of improvement in the U.S. housing market. Levels of existing home and new home inventories declined in the U.S. and housing starts in this market increased substantially over the same period of the previous year, but still remained below normalized levels. During this period, demand at the box stores, which typically service the repair and renovation market, also increased. These factors, combined with the steady demand from China, created a favorable environment for lumber sales in North America and pushed up prices materially. This allowed the Company’s lumber segment to generate positive adjusted EBITDA in the fiscal fourth quarter, which was the first positive quarter in several years.

The U.S. demographic and household formation projections, combined with continued high levels of affordability and increased consumer confidence, point toward an improving housing market in the U.S. While some lumber capacity will likely be restarted in North America in 2013, it is anticipated that the positive conditions seen in the latter half of 2012 will continue in the coming year.

Specialty Cellulose
Fiscal 2012 was another good year for the Company’s specialty cellulose business. Demand throughout most of the year was strong, but did experience a slowdown in some sectors in the latter part of the year. The Company successfully implemented price increases across all of its specialty grades.

The Company continues to sell viscose grade pulp from the Temiscaming operation. This market declined from the very strong conditions the year prior. While the viscose demand is stable and is still expected to grow over the next five years, capacity additions of viscose grade pulp have created excess supply, which has driven down prices in the second half of 2012.

The long-term outlook for specialty cellulose remains strong. A number of the Company’s strategic customers have indicated aggressive growth plans and that additional supply will be required from Tembec in order for them to achieve their objectives. These needs will be accommodated in the short-term by phasing out the viscose commodity grade, which began last year. The viscose grade represented 15-20% of the total output of the Company’s specialty pulp mills in fiscal 2012. Additional specialty cellulose capacity will be added with phase two of the Temiscaming investment plan, which will accommodate additional customer requirements in the long-term.

2 Tembec Financial Report 2012

Message to Shareholders

In the short-term, growth in specialty cellulose markets will be slowed by the current economic conditions impacting certain sectors, particularly the construction business. The European situation is the biggest concern and the effect that it is having on business prospects in China. It is unclear how long it will take to resolve the situation.

The Company remains focused on the specialty cellulose business due to the higher margins and reduced volatility that this sector offers. The long-term prospects for overall growth in demand will benefit those companies with the assets and technology to compete in this sector. As one of the largest and most specialized companies servicing this business, Tembec feels confident that its future prospects are excellent.

Paper Pulp
Fiscal 2012 was a disappointing year for both softwood and hardwood paper pulps. The dramatic slowdown in the European economy and declining consumer confidence had a significant negative impact on the demand for pulp. Europe is still the largest consumer of market pulp in the world. Demand from China, while still increasing, was unable to pick up the slack in the market. The result was a drop in both hardwood and softwood prices. The price level in the September quarter reached the cash breakeven point for many pulp mills, including the Company’s high-yield pulp mills.

In the short-term, it is expected that supply and demand will be in relative balance and prices should begin to recover for both softwood and hardwood pulp. Softwood is likely to benefit from a stable supply and consistent demand, potentially leading to a more favorable price environment. While the situation will likely improve for hardwood producers in the short-term, the new hardwood pulp capacity scheduled to start-up in 2013 and 2014 poses a threat to the overall hardwood market balance.

It is expected that 4 million to 5 million tonnes of new bleached eucalyptus pulp capacity will start up in Brazil in 2013-2014, bringing substantial hardwood pulp capacity onto the market in a short period of time. While mid-term projections indicate that this new supply can be absorbed into the global pulp markets based on growing demand, it is unclear if it can be absorbed as quickly as the new production enters the market. This potential oversupply situation could keep downward pressure on prices. The Company’s high-yield pulp competes in a number of applications with eucalyptus pulp and will be affected by low prices in this market. To prepare for a potential weak pulp market, the Company has taken a number of steps to mitigate the downside impact on its high-yield pulp business. This includes the indefinite idling of the Chetwynd, BC, pulp mill.

Paper
The Company sells into both the newsprint and coated paper board markets. The North American newsprint market has been stable for a prolonged period of time. While demand by daily newspapers has continued to decline over the past year, the rate of decline has decelerated. The loss in volume in the U.S. daily newspaper market has been compensated by capacity reductions, increased off-shore shipments and substitution for other grades. The result has been price stability, allowing the Company to generate stable earnings in this business.

The coated bleached board business suffers from declining demand in North America. The Company has been successful in offsetting this through product and customer diversification. This has resulted in stable sales volumes and relatively stable product pricing. This business should continue to be a consistent contributor of adjusted EBITDA for the Company.

SUMMARY

The Company’s Management and Board of Directors remain focused on the implementation of the strategic plan. This includes certain strategic initiatives to improve liquidity and maximize shareholder value. Cash flow will be managed prudently in the short-term during this period of economic uncertainty and relatively high capital investment. Significant progress has been made on the journey to becoming a world-class health and safety organization, but there is more to be done.

JAMES M. LOPEZ	JAMES V. CONTINENZA
President and Chief Executive Officer	Chairman of the Board

Tembec Financial Report 2012 3

MANAGEMENT’S
DISCUSSION AND ANALYSIS
as at November 30, 2012

The Management’s Discussion and Analysis (MD&A) section provides a review of the significant developments and issues that influenced Tembec Inc.’s financial performance during the fiscal year ended September 29, 2012, as compared to the fiscal year ended September 24, 2011. The MD&A should be read in conjunction with the audited consolidated financial statements for the fiscal year ended September 29, 2012. Financial data has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Effective September 25, 2011, Tembec adopted IFRS as the Company’s basis for financial reporting commencing with the interim financial statements for the three-month period ended December 24, 2011, and using September 26, 2010, as the transition date. Except where otherwise noted, all prior period comparative figures have been restated for IFRS. All financial references are stated in Canadian dollars, unless otherwise noted. All references to quarterly information relate to Tembec’s fiscal quarters. Adjusted EBITDA, net debt, total capitalization, free cash flow and certain other financial measures utilized in the MD&A are non-IFRS financial measures. As they have no standardized meaning prescribed by IFRS, they may not be comparable to similar measures presented by other companies.

The MD&A includes “forward-looking statements” within the meaning of securities laws. Such statements relate, without limitation, to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “may”, “will”, “could”, “anticipate”, “estimate”, “expect”, and “project”, the negative or variations thereof, and expressions of similar nature. Forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience, information available to it and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in the Company’s periodic filings with securities regulatory authorities. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The forward-looking statements contained herein reflect the Company’s expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities legislation. The information in this MD&A is as at November 30, 2012. Disclosure contained in this document is current to that date, unless otherwise stated.

Throughout the MD&A, “Tembec” or “Company” means Tembec Inc. and its consolidated subsidiaries. Tembec’s operations consist of five reportable business segments: Forest Products, Specialty Cellulose and Chemical Pulp, High-Yield Pulp, Paper and Corporate. On September 29, 2012, the Company had approximately 3,700 employees, as compared to 4,250 at the end of the prior fiscal year. The Company operates manufacturing facilities in Quebec, Ontario, British Columbia, the state of Ohio as well as in Southern France. Principal facilities are described in the subsequent sections of the MD&A.

4 Tembec Financial Report 2012

Management’s Discussion and Analysis

2012 VS. 2011

FINANCIAL SUMMARY
(in millions of dollars, unless otherwise noted)
	2011	2012
Sales	1,743	1,666
Freight and other deductions	237	232
Lumber export taxes	13	7
Cost of sales (excluding depreciation and amortization)	1,321	1,290
SG&A	72	74
Share-based compensation	2	(1)
Adjusted EBITDA	98	64
Depreciation and amortization	48	46
Other items	3	50
Operating earnings (loss)	47	(32)
Interest, foreign exchange and other	31	41
Exchange loss (gain) on long-term debt	1	(13)
Earnings (loss) before income taxes	15	(60)
Income tax expense	20	22
Net loss	(5)	(82)
Basic and diluted net loss in dollars per share	(0.05)	(0.82)
Net comprehensive loss	(67)	(131)

Total assets (at year-end)	1,093	1,059
Total long-term debt (at year-end) (1)	289	339
Total long-term financial liabilities (at year-end)	574	627

(1) Includes current portion

CONSOLIDATED SALES	CONSOLIDATED SALES BY SEGMENT
(in millions of dollars)	(in millions of dollars)

Tembec Financial Report 2012 5

Management’s Discussion and Analysis

ADJUSTED EBITDA BY SEGMENT	FINANCIAL PERFORMANCE
(in millions of dollars)

SALES
(in millions of dollars)
			Total	Price	Volume and
	2011	2012	variance	variance	mix variance
Forest Products	471	432	(39)	26	(65)
Specialty Cellulose and Chemical Pulp	693	662	(31)	(6)	(25)
High-Yield Pulp	378	352	(26)	(12)	(14)
Paper	339	346	7	6	1
Corporate	7	13	6	–	6
	1,888	1,805	(83)	14	(97)
Less: intersegment sales	(145)	(139)	6
Sales	1,743	1,666	(77)

Sales decreased by $77 million as compared to fiscal 2011. Currency was favourable as the Canadian dollar averaged US $0.992, a 2.1% decrease from US $1.013 in the prior year. Forest Products segment sales decreased by $39 million as a result of lower shipments, partially offset by higher prices. Specialty Cellulose and Chemical Pulp segment sales decreased by $31 million due to lower shipments and prices. High-Yield Pulp segment sales decreased by $26 million due to lower shipments and prices. Paper segment sales increased by $7 million due primarily to higher prices.

In terms of geographical distribution, the U.S. remained the Company’s principal market with 37% of consolidated sales in fiscal 2012, as compared to 34% in the prior year. Canadian sales represented 18% of sales, unchanged from the prior year. Sales outside of the U.S. and Canada represented the remaining 45% in fiscal 2012, as compared to 48% a year ago.

6 Tembec Financial Report 2012

Management’s Discussion and Analysis

ADJUSTED EBITDA
(in millions of dollars)
			Total	Price	Cost and
	2011	2012	variance	variance	volume variance
Forest Products	(47)	(16)	31	26	5
Specialty Cellulose and Chemical Pulp	140	92	(48)	(6)	(42)
High-Yield Pulp	(3)	(29)	(26)	(12)	(14)
Paper	29	37	8	6	2
Corporate	(21)	(20)	1	–	1
	98	64	(34)	14	(48)

Adjusted EBITDA of $64 million was $34 million lower than the prior year. Forest Products segment adjusted EBITDA was up $31 million from the prior year primarily as a result of higher prices. Specialty Cellulose and Chemical Pulp segment adjusted EBITDA declined by $48 million due to higher costs and lower prices. High-Yield Pulp segment adjusted EBITDA declined by $26 million due to higher costs and lower prices. Paper segment adjusted EBITDA improved by $8 million due to higher prices and lower costs.

OPERATING EARNINGS (LOSS)
(in millions of dollars)
				Adjusted		Other
			Total	EBITDA	Depreciation	items
	2011	2012	variance	variance	variance	variance
Forest Products	(64)	(4)	60	31	4	25
Specialty Cellulose and Chemical Pulp	121	71	(50)	(48)	(2)	–
High-Yield Pulp	(14)	(92)	(78)	(26)	(2)	(50)
Paper	26	35	9	8	1	–
Corporate	(22)	(42)	(20)	1	1	(22)
	47	(32)	(79)	(34)	2	(47)

The Company generated an operating loss of $32 million compared to operating earnings of $47 million in fiscal 2011.

The Forest Products segment generated an operating loss of $4 million, as compared to an operating loss of $64 million in fiscal 2011. In addition to the previously noted improvement in adjusted EBITDA, the sale of the British Columbia (BC) sawmills and the hardwood flooring operations led to lower depreciation expense. During the most recent fiscal year, the Company recorded a gain of $24 million related to the sale of the BC sawmills. The Company also sold its Toronto, Ontario, hardwood flooring plant and concurrently closed its Huntsville, Ontario, hardwood flooring plant. The combined effect was a charge of $2 million.

Tembec Financial Report 2012 7

Management’s Discussion and Analysis

In the prior year period, the segment recorded a charge of $2 million relating to the permanent closure of the Taschereau, Quebec, sawmill. The charge was for severance and other closure costs. The Company also absorbed a charge of $1 million related to severance payments at an idled planer mill in Cranbrook, BC.

The Specialty Cellulose and Chemical Pulp segment generated operating earnings of $71 million compared to operating earnings of $121 million in the prior year. The previously noted decline in adjusted EBITDA led to the lower operating earnings.

The High-Yield Pulp segment generated an operating loss of $92 million compared to an operating loss of $14 million in the prior year. In addition to the previously noted decline in adjusted EBITDA, the segment absorbed an impairment charge of $50 million relating to the property, plant and equipment, including supplies and materials, of the Chetwynd, BC, pulp mill.

The Paper segment generated operating earnings of $35 million compared to operating earnings of $26 million in the prior year. The previously noted improvement in adjusted EBITDA led to the higher operating earnings.

Corporate expenses increased by $20 million primarily due to other items. The current year includes a $16 million charge relating to the write-down of the loan receivable from Temlam Inc. The latter is currently under creditor protection and owns an idled laminated veneer lumber (LVL) facility located in Amos, Quebec. The Company has a 50% secured interest in the facility. The cutting rights that were previously attached to the LVL facility were granted to another company. In the absence of a guaranteed fibre supply, the Company concluded that the re-start of the facility is unlikely and has adjusted its carrying value to the amount anticipated to be realized upon liquidation or sale. The current year also includes a gain of $4 million relating to the sale of a minority equity interest in two dissolving pulp mills. The prior year includes a gain of $4 million related to the filing of Tembec USA LLC under Chapter 7 of the Bankruptcy Code of the United States. The gain was generated by a reduction in the Company’s accrued benefit obligation. The period also included a gain of $3 million related to the sale of hydro-electric generating assets located in Smooth Rock Falls, Ontario.

8 Tembec Financial Report 2012

Management’s Discussion and Analysis

SEGMENT REVIEW – 2012 VS. 2011

FOREST PRODUCTS
(in millions of dollars)
	2011	2012
Sales (1)	471	432
Freight and other deductions	47	41
Lumber export taxes	13	7
Cost of sales (1)	441	385
SG&A	17	15
Adjusted EBITDA	(47)	(16)
Adjusted EBITDA margin on sales	(10.0)%	(3.7)%
Depreciation and amortization	14	10
Other items:
Gain on sale of BC sawmills	–	(24)
Loss on sale/closure of flooring assets	–	2
Taschereau sawmill closure charge	2	–
Cranbrook planer mill closure charge	1	–
Operating loss	(64)	(4)

Identifiable assets (excluding cash)	267	216

(1) Includes intersegment sales eliminated on consolidation

The Forest Products segment is divided into two main areas of activity: forest resource management and manufacturing operations.

The Forest Resource Management group is responsible for managing all of the Company’s Canadian forestry operations. This includes the harvesting of timber, either directly or by contractual agreements, and all silviculture and regeneration work required to ensure a sustainable supply for the manufacturing units. The group is also responsible for third party timber purchases, which are needed to supplement total requirements. The group’s main objective is the optimization of the flow of timber into various manufacturing units. As the Company’s forest activity in Canada is conducted primarily on Crown lands, the Forest Resource Management group works closely with provincial governments to ensure harvesting plans and operations comply with established regulations and that stumpage charged by the provinces is reasonable and reflects the fair value of the timber being harvested. During fiscal 2012, the Company’s operations harvested and delivered 3.9 million cubic metres of timber, unchanged from the prior year. Additional supply of approximately 0.8 million cubic metres was secured mainly through purchases and exchanges with third parties, compared to 0.9 million cubic metres in the prior year.

The Forest Products segment includes operations located in Quebec and Ontario. At the end of the March 2012 quarter, the Company sold its two BC sawmills. The sawmills had a capacity of 450 million board feet of lumber, which represented approximately 29% of the Company’s total SPF lumber capacity at that time. The SPF lumber operations can produce approximately 930 million board feet of lumber. The specialty wood operations can annually produce 30 million board feet of hardwood lumber. During the December 2011 quarter, the Company sold its Toronto, Ontario, hardwood flooring plant and announced the closure of its Huntsville, Ontario, hardwood flooring plant. The two operations had a combined capacity of 20 million square feet of hardwood flooring. The Company’s engineered wood operations consist of two finger joint lumber operations, which were idle for all of fiscal 2011 and fiscal 2012.

Tembec Financial Report 2012 9

Management’s Discussion and Analysis

The following summarizes the current annual capacity of each facility by product group:

SPF LUMBER	mbf
Stud lumber - La Sarre, QC	135,000
Stud lumber - Senneterre, QC	150,000
Stud lumber - Cochrane, ON	110,000
Stud lumber - Kapuskasing, ON	105,000
Random lumber - Béarn, QC	110,000
Random lumber - Chapleau, ON	135,000
Random lumber - Hearst, ON	160,000
Finger joint lumber - Cranbrook, BC	25,000
930,000

SPECIALTY WOOD	mbf
Hardwood lumber - Huntsville, ON	30,000

ENGINEERED WOOD	mbf
Engineered finger joint lumber - La Sarre, QC	60,000
Engineered finger joint lumber - Kirkland Lake, ON	30,000
90,000

The segment is dominated by SPF lumber, which represented 94% of building material sales in fiscal 2012, compared to 85% in the prior year. The volume of SPF lumber sold in fiscal 2012 decreased by 72 million board feet or 8%. The sale of the Company’s two BC sawmills at the end of the March 2012 quarter had a significant impact on shipments and volumes. Shipments of lumber from the two sawmills during the first two quarters of fiscal 2012 totalled 172 million board feet as compared to 343 million board feet in the full 12-month period of fiscal 2011, a decrease of 171 million board feet. Shipments from the Company’s Eastern sawmills increased by 99 million board feet, partially offsetting the previously noted decrease. Shipments were equal to 62% of capacity, up from 57% in fiscal 2011. In response to relatively low lumber demand, the Company continued to reduce production by curtailing operations at several facilities for either indefinite or temporary periods. The split between Eastern/Western shipments was 79/21 as compared to 62/38 a year ago. US $ reference prices for random lumber were up by US $16 per mbf on average while stud lumber increased by US $39 per mbf. Currency was favourable as the Canadian dollar averaged US $0.992, a 2.1% decrease from US $1.013 in the prior year. The combined result was a $35 per mbf price increase from a year ago.

10 Tembec Financial Report 2012

Management’s Discussion and Analysis

Specialty wood represented 6% of building material sales in fiscal 2012, down from 15% in the prior year. The decline was due to the sale of the Toronto, Ontario, hardwood flooring plant and the closure of the Huntsville, Ontario, hardwood flooring plant.

There were no engineered wood sales in fiscal 2011 and 2012. The two finger joint facilities were idle for all of fiscal 2011 and fiscal 2012.

The Forest Products segment produced and shipped approximately 1.0 million tonnes of wood chips in fiscal 2012, 80% of which were directed to the Company’s pulp and paper operations. In 2011, the segment produced 1.1 million tonnes and shipped 85% of this volume to the pulp and paper mills. The internal transfer price of wood chips is based on current and expected market transaction prices.

Total sales for this segment reached $432 million, a decrease of $39 million over the prior year. After eliminating internal sales, the Forest Products segment generated 21% of Company consolidated sales, down from 22% in the prior year. The segment’s main market is North America, which represented 97% of consolidated sales in fiscal 2012, compared to 94% in the prior year.

		Sales		Shipments			Selling prices
		($ millions)		(000 units	)		($ / unit)
	2011	2012	2011	2012		2011	2012
SPF lumber (mbf)	283	282	907.9	835.7		312	337
Specialty wood
Hardwood (mbf)	6	8	9.5	12.7		632	629
Hardwood flooring (000 square ft)	45	10	9.1	2.2		4,945	4,545
	51	18
Engineered wood
Engineered finger joint lumber (mbf)	–	–	–	–		–	–
Total building materials	334	300
Wood chips, logs and by-products	137	132
Total sales	471	432
Internal wood chips and other sales	(96)	(84)
Consolidated sales	375	348

Tembec Financial Report 2012 11

Management’s Discussion and Analysis

QUARTERLY PRICES – WESTERN SPF MILL NET	QUARTERLY PRICES – EASTERN SPF DELIVERED
(US $ per mbf)	(US $ per mbf)

 MARKETS

The Company markets its lumber with its own internal sales force.

The benchmark random length Western SPF (#2 and better) lumber net price averaged US $275 per mbf in 2012, an increase from US $263 per mbf in 2011. In the East, the random length Eastern SPF average lumber price (delivered Great Lakes) increased from US $350 per mbf to US $370 per mbf in 2012. The Company considers these to be relatively low levels, approximately US $30 to US $40 below normal trend line prices for random lumber. The reference price for stud lumber increased with the Eastern average lumber price (delivered Great Lakes) up from US $314 per mbf to US $353 per mbf, a level approximately US $30 to US $40 per mbf below trend line prices. The prices were driven by a relatively weak U.S. housing market. Housing starts in the U.S. on a seasonally adjusted basis averaged 729,000 units in fiscal 2012, an increase over the 578,000 units in fiscal 2011. However, these remain well below the 2 million unit mark experienced in the 2004-2006 period and the +1.2 million average that would be indicative of normal market conditions. While the Company recognized several years ago that U.S. housing starts could not maintain the 2 million unit per year run rate, and that a degree of market correction would likely occur at some point, the severity and extent of the correction had not been anticipated. The negative effects of the sub-prime mortgage difficulties, the latter having fuelled the strong demand in 2004-2006, have been much greater in terms of impact and duration than originally foreseen.

12 Tembec Financial Report 2012

Management’s Discussion and Analysis

In addition to difficult market conditions, the Company’s financial performance continued to be impacted by export taxes on lumber shipped to the U.S. Effective October 12, 2006, the governments of Canada and the United States implemented an agreement for the settlement of the softwood lumber dispute. The Softwood Lumber Agreement (SLA) requires that an export tax be collected by the Government of Canada, which is based on the price and volume of lumber shipped. Since that date, the Company’s Eastern Canadian sawmills, located in Quebec and Ontario, have been subject to export quota limitations and 5% export tax on lumber shipped to the U.S. In April 2009, the effective tax on Eastern lumber shipments increased from 5% to 15% as a result of an arbitration decision relating to alleged over-shipments of lumber between January 2007 and June 2007. The SLA provides that during periods of relatively high prices, as was the case during the early summer months, the export tax rate declines. During fiscal 2011, a second arbitration penalty of approximately 1% was imposed on Eastern lumber shipments beginning in March 2011. However, the first arbitration penalty of 10% expired in June 2011. Overall, the average rate on all Eastern lumber shipments to the U.S. was 11.7% and the total cost was $6 million in the prior year. In fiscal 2012, the average tax rate on Eastern lumber shipments to the U.S. was 4.8% and the total cost was $4 million. The decrease in rate was caused by the previously noted expiration of the 10% arbitration penalty. The decrease in rate was partially offset by an increase in the volume and price of lumber shipped to the U.S.

During fiscal 2012, the Company sold its two British Columbia sawmills in March 2012. As such, the MD&A data reflects the mills financial results for six months in fiscal 2012 as compared to 12 months in fiscal 2011. The BC sawmills were subject to a 15% export tax, but shipments were not quota limited. Under certain circumstances, the tax could be increased to 22.5%, which was not the case in either fiscal 2011 or the first six months of fiscal 2012. During fiscal 2011, the average rate on shipments to the U.S was 15% and the total cost was $7 million. In fiscal 2012, the average rate on shipments was also 15% and the total cost was $3 million. The reduction in cost relates to the shorter period of ownership.

Tembec Financial Report 2012 13

Management’s Discussion and Analysis

OPERATING RESULTS

The following summarizes adjusted EBITDA variances by major element:

	Variance - favourable (unfavourable)
		Export	Mill	Inventory NRV
(in millions of dollars)	Price	taxes	costs	adjustments	Other	TOTAL
SPF lumber	27	6	2	1	(5)	31
Specialty wood	(1)	–	–	–	1	–
Engineered wood	–	–	–	–	–	–
Other segment items	–	–	–	–	–	–
	26	6	2	1	(4)	31

In fiscal 2012, adjusted EBITDA was negative $16 million compared to negative adjusted EBITDA of $47 million in the prior year. SPF lumber adjusted EBITDA improved by $31 million. The previously noted higher selling prices for lumber increased adjusted EBITDA by $27 million. The higher prices were assisted by currency as the Canadian dollar averaged US $0.992, a 2.1% decrease from US $1.013 in the prior year. The previously noted decline in export taxes on lumber shipped to the U.S. increased adjusted EBITDA by a further $6 million. Sawmill manufacturing costs declined by $2 million, primarily in the Eastern sawmills, which produced 16% more lumber versus 2011. In the prior year, the segment had benefited from a $1 million favourable adjustment to the carrying values of logs and lumber inventories compared to a favourable adjustment of $2 million in the current year. The $5 million negative variance in “Other” includes a $4 million negative volume variance due to selling a higher volume of lumber at negative margins as well as a negative variance of $1 million related to freight costs. Specialty wood adjusted EBITDA was unchanged year-over-year. Engineered wood results were also unchanged as both plants remained idle for both years. The adjusted EBITDA margin to total sales was negative 3.7% compared to negative 10.0% in the prior year.

The following summarizes operating results variances by major element:

			Variance
			favourable
(in millions of dollars)	2011	2012	(unfavourable)
Adjusted EBITDA	(47)	(16)	31
Depreciation and amortization	14	10	4
Other items (gain)	3	(22)	25
Operating loss	(64)	(4)	60

The Forest Products segment generated an operating loss of $4 million, as compared to an operating loss of $64 million in fiscal 2011. In addition to the previously noted improvement in adjusted EBITDA, the sale of the BC sawmills and the hardwood flooring operations led to lower depreciation expense. During the most recent fiscal year, the Company recorded a gain of $24 million related to the sale of the BC sawmills. The Company sold its Toronto, Ontario, hardwood flooring plant and concurrently closed its Huntsville, Ontario, hardwood flooring plant. The combined effect was a charge of $2 million. In the prior year period, the segment recorded a charge of $2 million relating to the permanent closure of the Taschereau, Quebec, sawmill. The charge was for severance and other closure costs. The Company also absorbed a charge of $1 million related to severance payments at an idled planer mill in Cranbrook, BC.

14 Tembec Financial Report 2012

Management’s Discussion and Analysis

SPECIALTY CELLULOSE AND CHEMICAL PULP
(in millions of dollars)
	2011	2012
Sales - Pulp (1)	600	562
Sales - Chemicals	93	100
	693	662
Freight and other deductions	66	68
Cost of sales (1)	464	481
SG&A	23	21
Adjusted EBITDA	140	92
Adjusted EBITDA margin on sales	20.2%	13.9%
Depreciation and amortization	19	21
Operating earnings	121	71

Identifiable assets (excluding cash)	491	544

(1) Includes intersegment sales eliminated on consolidation

The Specialty Cellulose and Chemical Pulp segment consists of three market pulp manufacturing facilities. The facilities are divided into two main types. Two pulp mills produce specialty cellulose pulps. The remaining facility produces chemical softwood kraft paper pulp (NBSK).

The two specialty cellulose pulp mills have an annual capacity of 310,000 tonnes per year. The softwood kraft mill has an annual capacity of 270,000 tonnes. The specialty cellulose pulp produced at the two pulp mills is a high purity cellulose utilized in a wide variety of specialized products such as pharmaceuticals, food additives, and industrial chemicals. The Temiscaming mill also produces “viscose” grade pulp, which is utilized in the production of viscose staple fibre, which in turn is used to produce rayon for the textile industry. The Tartas mill also produced specialized fluff pulp, which is utilized in the production of sanitary products. The production of specialized fluff pulp was discontinued in September 2011 as the mill transitioned to 100% specialty cellulose grades.

The two specialty cellulose mills generate lignin as a by-product of the sulphite process, which is sold to third parties. The Temiscaming mill also includes a facility that produces ethanol as a by-product that is also sold to third parties.

The segment also includes a stand-alone resin business, which produces powder and liquid phenolic resins at three operating sites in Quebec: Temiscaming, Longueuil, and Trois-Pistoles. The Company also operates a fourth facility located in Toledo, Ohio, which manufactures powder and liquid amino-resins. The chemical business periodically purchases and re-sells third party pulp mill by-product chemicals.

The following summarizes the annual operating capacity of each facility:

SPECIALTY CELLULOSE	tonnes
Specialty cellulose and commodity dissolving pulp - Temiscaming, QC	160,000
Specialty cellulose - Tartas, France	150,000
310,000

CHEMICAL PULP
NBSK - Skookumchuck, BC	270,000

CHEMICALS
Resin and related products - Temiscaming and Longueuil, QC; Toledo, Ohio	170,000
Lignin - Temiscaming, QC; Tartas, France	190,000
Ethanol - Temiscaming, QC (million litres)	12.1

Tembec Financial Report 2012 15

Management’s Discussion and Analysis

Specialty cellulose shipments represented 54% of segment shipments in fiscal 2012, compared to 53% in the prior year. Specialty cellulose sales as a percentage of total segment pulp sales increased from 68% to 72% due to lower prices for NBSK pulp.

Chemical pulp NBSK represented 46% of segment pulp shipments in fiscal 2012, compared to 47% in the prior year. Based on sales dollars, NBSK pulp sales as a percentage of total segment pulp sales decreased from 32% to 28% due to a decline in selling prices.

Total 2012 pulp shipments of 479,900 tonnes include 17,300 tonnes of NBSK pulp consumed by the Company’s paperboard operations as compared to 15,300 tonnes in the prior year.

Total sales for the Specialty Cellulose and Chemical Pulp segment were $662 million, a decrease of $31 million from the prior year. After eliminating internal sales, the Specialty Cellulose and Chemical Pulp segment generated 39% of Company consolidated sales, unchanged from the prior year. The Specialty Cellulose and Chemical Pulp segment is a global business. In 2012, 61% of consolidated pulp sales were generated outside of Canada and the U.S., as compared to 64% in the prior year.

		Sales		Shipments			Selling prices
		($ millions)		(000 units	)		($ / unit)
	2011	2012	2011	2012		2011	2012
Specialty pulp
Specialty cellulose (tonnes)	311	353	209.5	215.1		1,484	1,641
Viscose grade (tonnes)	85	54	52.4	42.3		1,622	1,253
Specialty fluff (tonnes)	9	–	8.1	–		1,111	–
	405	407	270.0	257.4
Chemical paper pulps (tonnes)	195	155	237.3	222.5		822	697
Total specialty cellulose and chemical pulp sales	600	562	507.3	479.9
Chemicals
Resin and related products (tonnes)	55	55	55.2	55.7		996	987
Lignin (tonnes)	29	29	131.5	132.4		221	219
Ethanol (000 litres)	7	9	8.9	10.0		787	900
	91	93
Other sales	2	7
Total sales	693	662
Internal pulp sales	(12)	(12)	(15.3)	(17.3)
Consolidated sales	681	650

16 Tembec Financial Report 2012

Management’s Discussion and Analysis

MARKETS

The Company markets its pulp on a world-wide basis, primarily through its own sales force. Permanent sales offices are maintained in Toronto, Canada; Dax, France; and Beijing, China. Contractual arrangements with third party representatives are also utilized.

The shipments to capacity ratio for specialty pulp was 83% in fiscal 2012 versus 87% in the prior year. The decrease in shipment ratio was due to a decrease of 10,100 tonnes in viscose grade pulp shipments and 8,100 tonnes in specialty fluff shipments, which the Company no longer manufactures. This was due to the Company’s objective of focusing on “specialty” or higher purity grades and reducing its exposure to viscose and fluff grades. Specialty cellulose pulps have a lesser yield, which in turn reduces the productivity of the two mills. During fiscal 2011 and 2012, both mills operated at full rates and no downtime was taken for market conditions. The strong market conditions for specialty grades led to higher US dollar and euro prices. Pricing for specialty cellulose increased by $157 per tonne. The increase in Canadian dollar selling prices would have been higher if not for the weaker euro, which averaged 5.1% lower and reduced average prices by $37 per tonne. Market conditions in the viscose grade weakened from the record levels reached in 2011 and prices declined by $369 per tonne. The favourable specialty cellulose market conditions also led to low inventory levels of finished pulp, ending fiscal 2012 at 27 days of supply compared to 22 days at the end of 2011.

The shipments to capacity ratio for chemical paper pulp or NBSK was 82% in fiscal 2012 versus 88% in the prior year. The decline in shipment ratio was due to a combination of lower productivity and inventory movement. Market conditions for NBSK pulp were significantly weaker during the most recent year. The benchmark price (delivered China) declined by US $183 per tonne. With a weaker Canadian dollar and a higher sales mix factor providing a partial offset, the net effect was a reduction of $125 per tonne. Fiscal 2012 inventory of NBSK ended the year at only nine days, as year-end coincided with the annual maintenance shutdown. This level does not allow for effective customer service and will be increased in the first quarter of fiscal 2013.

QUARTERLY PRICES – SPECIALTY CELLULOSE

QUARTERLY PRICES – VISCOSE GRADE
(US $ per tonne)

QUARTERLY PRICES – NBSK
(US $ per tonne)

Tembec Financial Report 2012 17

Management’s Discussion and Analysis

OPERATING RESULTS

The following summarizes adjusted EBITDA variances by major element:

	Variance - favourable (unfavourable)
				Foreign
			Inventory	exchange
		Mill	NRV	impact
(in millions of dollars)	Price	costs	adjustments	on costs	Other	TOTAL
Specialty cellulose	18	(28)	–	7	(5)	(8)
Chemical paper pulp (NBSK)	(28)	(6)	(1)	–	–	(35)
Chemicals	4	(7)	–	–	–	(3)
Other segment items	–	–	–	–	(2)	(2)
	(6)	(41)	(1)	7	(7)	(48)

Fiscal 2012 adjusted EBITDA was $92 million compared to $140 million in the prior year. Specialty grades of cellulose pulp increased in price and more than offset declines in viscose grades, increasing adjusted EBITDA by $18 million. Manufacturing costs at the two specialty pulp mills increased by $28 million, primarily for chemicals, supplies and fiber. The mills produced more specialty grades of cellulose pulp, which have lower yields and are more costly to produce than viscose grades. The weaker euro versus the Canadian dollar, which reduced the Tartas’ mill selling prices by $10 million, also reduced their Canadian dollar equivalent costs by $7 million leaving a net adjusted EBITDA impact of $3 million. The remaining $5 million negative variance is primarily related to volume as shipments declined by 4.7% year-over-year.

As noted previously, market conditions for NBSK were significantly weaker during 2012. The decline in prices reduced adjusted EBITDA by $28 million. Mill manufacturing costs increased by $6 million, primarily for fiber and chemicals.

The $4 million favourable chemicals price variance was due to higher resin prices. However, raw material costs increased by a similar amount and resin profitability was relatively unchanged. The decline of $3 million in chemicals adjusted EBITDA was due to the Canadian lignin business, which experienced lower prices and higher costs.

The two North American mills purchased approximately 852,000 bone dry tonnes of wood chips in fiscal 2012, up from 845,000 in the prior year. Of this amount, approximately 49% was supplied by the Forest Products segment, compared to 67% in the prior year. The decline in internal fiber percentage was due to the sale of the two BC sawmills in March 2012. While the Skookumchuck NBSK mill continues to utilize the wood chip output of the two sawmills from the new owner, they are now classified as external supply. The remaining requirements were purchased from third parties under contracts and agreements of various durations. The pulp mill located in Southern France purchased 287,000 bone dry tonnes of wood in fiscal 2012 as compared to 308,000 bone dry tonnes in the prior year. The fibre is sourced from many private landowners.

Overall, lower NBSK prices and higher manufacturing costs reduced adjusted EBITDA margins from 20.2% in 2011 to 13.9% in 2012.

The following summarizes operating results variances by major element:

			Variance
			favourable
(in millions of dollars)	2011	2012	(unfavourable)
Adjusted EBITDA	140	92	(48)
Depreciation and amortization	19	21	(2)
Operating earnings	121	71	(50)

The Specialty Cellulose and Chemical Pulp segment generated operating earnings of $71 million during the most recently completed fiscal year, compared to operating earnings of $121 million in the prior year. The previously noted decline in adjusted EBITDA led to the lower operating earnings.

18 Tembec Financial Report 2012

Management’s Discussion and Analysis

HIGH-YIELD PULP
(in millions of dollars)
	2011	2012
Sales (1)	378	352
Freight and other deductions	79	77
Cost of sales (1)	299	298
SG&A	3	6
Adjusted EBITDA	(3)	(29)
Adjusted EBITDA margin on sales	(0.8)%	(8.2)%
Depreciation and amortization	11	13
Other item:
Chetwynd impairment charge	-	50
Operating loss	(14)	(92)

Identifiable assets (excluding cash)	173	156

(1) Includes intersegment sales eliminated on consolidation

The High-Yield Pulp segment consists of three market pulp manufacturing facilities. High-yield pulps are produced with a combination of mechanical and chemical processes. The Company produces hardwood grades made from maple, aspen and birch. High-yield pulps have a lower tensile and tear strength than kraft pulps but they offer advantages on bulk and opacity. They compete against other hardwood or “short fibre” grades, with Bleached Eucalyptus Kraft (BEK) being the most prominent.

The following summarizes the annual capacity of each facility:

HIGH-YIELD PULP	tonnes
Hardwood high-yield - Temiscaming, QC	315,000
Hardwood high-yield - Matane, QC	250,000
Hardwood high-yield - Chetwynd, BC	240,000
805,000

Total 2012 shipments of 640,700 tonnes include 60,000 tonnes of high-yield pulp consumed by the Company’s paperboard operations as compared to 57,500 tonnes in the prior year.

Total sales for the High-Yield Pulp segment were $352 million, a decrease of $26 million from the prior year. After eliminating internal sales, the High-Yield Pulp segment generated 19% of Company consolidated sales, as compared to 20% in the prior year. The High-Yield Pulp segment is more export oriented than the other business segments within the Company. In 2012, 99% of consolidated pulp sales were generated outside of Canada and the U.S., unchanged from the prior year. China alone accounted for 36% of sales compared to 49% in the prior year.

Tembec Financial Report 2012 19

Management’s Discussion and Analysis

		Sales		Shipments			Selling prices
		($ millions)		(000 tonnes	)		($/tonne)
	2011	2012	2011	2012		2011	2012
Hardwood high-yield	378	352	664.3	640.7		569	549
Internal sales	(30)	(30)	(57.5)	(60.0)		522	500
Consolidated sales	348	322	606.8	580.7		573	555

MARKETS

The Company markets its pulp on a world-wide basis, primarily through its own sales force. Sales offices are maintained in Toronto, Canada; Dax, France; and Beijing, China. Contractual arrangements with third party representatives are also utilized.

The shipments to capacity ratio for high-yield pulp was at 80% versus 83% in the prior year. These are relatively low percentages, which are not indicative of a strong market. The US $ reference price for BEK decreased by US $120 per tonne compared to the prior year period. However, the drop in US $ pricing for high-yield pulp was less pronounced. Currency was slightly favourable as the Canadian dollar averaged US $0.992, a 2.1% decrease from US $1.013 in the prior year. The net effect reduced prices by approximately $20 per tonne during the fiscal year. The average selling price for third party sales was $555 per tonne, a decrease of $18 per tonne from the prior year average. In response to the weak market conditions, the Company indefinitely curtailed production at the Chetwynd pulp mill in September 2012. Inventory levels ended the year at 35 days of supply as compared to 15 days at the end of 2011. The abnormally low level of inventory at the end of the prior year was related to a labour strike that occurred at the Matane mill.

QUARTERLY PRICES – HIGH-YIELD
(US $ per tonne)

20 Tembec Financial Report 2012

Management’s Discussion and Analysis

OPERATING RESULTS

The following summarizes adjusted EBITDA variances by major element:

	Variance - favourable (unfavourable)
				Inventory
		Mill	Freight	NRV
(in millions of dollars)	Price	costs	and SG&A	adjustments	Other	TOTAL
High-yield pulps	(12)	(6)	(3)	(2)	(3)	(26)

Fiscal 2012 adjusted EBITDA was negative $29 million compared to negative $3 million in the prior year. The previously noted decrease in pulp selling prices decreased adjusted EBITDA by $12 million. Mill costs increased by $6 million, primarily for fiber and chemicals. This was partially offset by improved fixed cost absorption as the mills produced 6.9% more tonnes in 2012. Freight and SG&A costs increased by $3 million. The current year costs include a charge of $3 million relating to the decrease in the carrying values of finished goods raw material inventory as compared to a charge of $1 million in the prior year.

The three pulp mills purchased approximately 707,600 bone dry tonnes of wood chips in fiscal 2012, up from 682,800 in the prior year. Of this amount, approximately 24% was supplied by the Forest Products segment, compared to 19% in the prior year. The remaining requirements were purchased from third parties under contracts and agreements of various durations.

Overall, lower prices and higher costs reduced profitability with a negative adjusted EBITDA margin of 8.2% compared to negative 0.8% in the prior year.

The following summarizes operating results variances by major element:

			Variance
			favourable
(in millions of dollars)	2011	2012	(unfavourable)
Adjusted EBITDA	(3)	(29)	(26)
Depreciation and amortization	11	13	(2)
Other items	–	50	(50)
Operating loss	(14)	(92)	(78)

The High-Yield Pulp segment generated an operating loss of $92 million during the most recently completed fiscal year, compared to an operating loss of $14 million in the prior year. In addition to the previously noted decline in adjusted EBITDA, the segment absorbed an impairment charge of $50 million relating to the property, plant and equipment, including supplies and materials, of the Chetwynd, BC, pulp mill.

Tembec Financial Report 2012 21

Management’s Discussion and Analysis

PAPER
(in millions of dollars)
	2011	2012
Sales	339	346
Freight and other deductions	45	46
Cost of sales	255	252
SG&A	10	11
Adjusted EBITDA	29	37
Adjusted EBITDA margin on sales	8.6%	10.7%
Depreciation and amortization	3	2
Operating earnings	26	35

Identifiable assets (excluding cash)	122	120

The Paper segment currently includes two paper manufacturing facilities with a total of three paper machines. The mill located in Kapuskasing, Ontario, produces newsprint on two machines. The facility located in Temiscaming, Quebec, produces multiply coated bleached board on one machine. The board mill is partially integrated with a high-yield pulp mill and also consumes pulp manufactured by the Company at its British Columbia NBSK pulp mill. The total capacity of the Paper segment is 420,000 tonnes. Prior to April 2011, the Paper segment also included the financial results of a hydro-electric dam located in Smooth Rock Falls, Ontario. The dam was sold on March 29, 2011.

The following summarizes the products and capacity of each facility:

COATED BLEACHED BOARD	tonnes
Temiscaming, QC	180,000

NEWSPRINT
Kapuskasing, ON	240,000

420,000

Coated bleached board shipments represented 44% of Paper segment shipments in fiscal 2012, as compared to 42% in the prior year. As a percentage of total segment sales, coated bleached board represented 59% of sales compared to 57% in the prior year.

Newsprint shipments represented 56% of Paper segment shipments in fiscal 2012, as compared to 58% in the prior year. In terms of total segment sales, newsprint represented 41% of sales compared to 42% in the prior year.

Sales for the Paper segment totalled $346 million, as compared to $339 million in the prior year. The segment generated 21% of Company consolidated sales, as compared to 19% in fiscal 2011. The focus of the paper business is North America, which accounted for 94% of consolidated sales in 2012, compared to 92% in the prior year. The U.S. alone accounted for 77% of sales in fiscal 2012, up from 74% the prior year.

22 Tembec Financial Report 2012

Management’s Discussion and Analysis

		Sales		Shipments			Selling prices
		($ millions)		(000 tonnes	)		($/tonne)
	2011	2012	2011	2012		2011	2012
Coated bleached board (rolls and sheets)	194	204	165.2	171.2		1,174	1,192
Newsprint	143	142	228.5	221.8		626	640
Electricity sales	2	–
Consolidated sales	339	346	393.7	393.0

MARKETS

The benchmark price for coated bleached board (16 point) averaged US $1,132 per short ton in fiscal 2012, an US $18 per short ton decrease over the prior year. Relatively stable pricing was supported by good market demand. The shipments to capacity ratio for coated bleached board was 95% in fiscal 2012 compared to 92% in the prior year. These percentages reflect the good market fundamentals of the North American coated bleached board market over the last two years. The board mill operated at “full” capacity in both fiscal 2011 and fiscal 2012, with no market downtime taken in either year. The small decline in US $ prices was offset by favourable currency as the Canadian dollar averaged $0.992, a 2.1% decrease from US $1.013 in the prior year. The inventory level at year-end was at 50 days, compared to 52 days at the end of the prior year. These are normal levels given the product sales mix, which includes both rolls and sheets.

The benchmark newsprint price (48.8 gram – East Coast) averaged US $640 per tonne in fiscal 2012, unchanged from the prior year. The shipments to capacity ratio for newsprint was 92% as compared to 95% in the prior year, while these ratios would normally be indicative of a stable market, that was not the case for North American newsprint, as demand continued to decline. Despite flat US $ prices, the Company’s average selling price increased by $14 due to the previously noted weaker Canadian dollar. Inventory levels at year-end were at 14 days, unchanged from the prior year, which is a normal level for the newsprint mill.

QUARTERLY PRICES – COATED BLEACHED BOARD	QUARTERLY PRICES – NEWSPRINT
(US $ per short ton)	(US $ per tonne)

Tembec Financial Report 2012 23

Management’s Discussion and Analysis

OPERATING RESULTS

The following summarizes adjusted EBITDA variances by major element:

	Variance - favourable (unfavourable)

		Mill	Freight
(in millions of dollars)	Price	costs	SGA	Other	TOTAL
Coated bleached board	3	2	(1)	–	4
Newsprint	3	5	(2)	(1)	5
Other segment items	–	–	–	(1)	(1)
	6	7	(3)	(2)	8

Fiscal 2012 adjusted EBITDA was $37 million compared to $29 million in the prior year. Higher coated bleached board prices added $3 million to adjusted EBITDA. Costs at the mill declined by $2 million with lower fiber costs offsetting increases in other areas. Higher newsprint prices increased adjusted EBITDA by $3 million. Manufacturing costs at the newsprint mill also declined by $5 million, primarily as a result of lower energy costs.

The coated bleached board mill utilizes a combination of chemical kraft and high-yield pulps to produce a three-ply sheet. During fiscal 2012, the mill utilized 17,300 tonnes of NBSK supplied by the Company’s Skookumchuck NBSK pulp mill as compared to 15,300 tonnes in the prior year. The mill also consumed 60,000 tonnes of high-yield pulp supplied by the Temiscaming mill versus 57,500 tonnes in fiscal 2011. The balance of pulp requirements is purchased from third parties.

The newsprint mill utilizes virgin fibre, primarily in the form of wood chips. During fiscal 2012, the operations purchased 238,500 bone dry tonnes of virgin fibre, of which approximately 80% was internally sourced. In the prior year, 257,400 bone dry tonnes of virgin fibre were purchased, with 81% being sourced internally.

Overall, the higher prices and the lower costs increased adjusted EBITDA margins from 8.6% to 10.7% .

The following summarizes operating results variances by major element:

			Variance
			favourable
(in millions of dollars)	2011	2012	(unfavourable)
Adjusted EBITDA	29	37	8
Depreciation and amortization	3	2	1
Operating earnings	26	35	9

The Paper segment generated operating earnings of $35 million compared to operating earnings of $26 million in the prior year. The previously noted improvement in adjusted EBITDA led to the higher operating earnings.

24 Tembec Financial Report 2012

Management’s Discussion and Analysis

CORPORATE
(in millions of dollars)
	2011	2012
General and administrative expenses	19	21
Share-based compensation	2	(1)
Depreciation	1	–
Other items:
Custodial - idled facilities	7	10
Write-down of Temlam loan receivable	–	16
Gain on sale of minority equity interest	–	(4)
Gain on Tembec USA LLC filing	(4)	–
Gain on sale of Smooth Rock Falls hydro dam	(3)	–
Operating expenses	22	42

The Company recorded a $1 million credit for share-based compensation in the current year, compared to a $2 million charge last year. Senior executives currently participate in a long-term incentive plan which entitles participants to potentially receive units that are equal in value to one common share. The units have a defined vesting period and are subject to performance conditions that ultimately determine the amount of units that vest and are earned by plan participants. Non-executive members of the Board of Directors receive a portion of their fees in the form of “Deferred Share Units” (DSU). The DSUs vest at specified dates. The period credit/expense consists of normal periodic variation in the number of units based on anticipated or normal vesting and the changes in the value of the Company’s share price.

The Corporate segment’s “other items” include expenses relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities. These “legacy” costs totalled $10 million in the most recent year, as compared to $7 million in the prior year.

The current year includes a $16 million charge relating to the write-down of the loan receivable from Temlam Inc. The latter is currently under creditor protection and owns an idled laminated veneer lumber (LVL) facility located in Amos, Quebec. The Company has a 50% secured interest in the facility. The cutting rights that were previously attached to the LVL facility were granted to another company. In the absence of a guaranteed fibre supply, the Company concluded that the re-start of the facility is unlikely and has adjusted its carrying value to the amount anticipated to be realized upon liquidation or sale. The current year also includes a gain of $4 million relating to the sale of a minority equity interest in two dissolving pulp mills.

The prior year includes a gain of $4 million related to the filing of Tembec USA LLC under Chapter 7 of the Bankruptcy Code of the United States. The gain was generated by a reduction in the Company’s accrued benefit obligation. The period also included a gain of $3 million related to the sale of hydro-electric generating assets located in Smooth Rock Falls, Ontario.

Tembec Financial Report 2012 25

Management’s Discussion and Analysis

NON-OPERATING ITEMS

INTEREST, FOREIGN EXCHANGE AND OTHER
(in millions of dollars)
	2011	2012
Interest on debt	32	38
Interest income	(1)	(1)
Capitalized interest	–	(2)
Fees - new working capital facility	2	–
Foreign exchange items	–	4
Change in fair value of warrants (gain)	(5)	–
Bank charges and other	3	2
	31	41

The increase in the interest expense relates primarily to the issue of a US $50 million additional tranche of 11.25% senior secured notes in February 2012. This brought the total amount outstanding of 11.25% senior secured notes to US $305 million, which constitutes the bulk of the Company’s annual interest expense. Foreign exchange items relate primarily to gains or losses on the translation of US $ net monetary assets. When the Canadian dollar strengthens versus the US dollar, losses are generated. This was the case in the current year. Prior to February 29, 2012, there were 11,093,943 outstanding warrants convertible into common shares of the Company. They expired on that date and were not converted into common shares of the Company.

TRANSLATION OF FOREIGN DEBT

During fiscal 2012, the Company recorded a gain of $13 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.971 to US $1.017.

During fiscal 2011, the Company recorded a loss of $1 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $0.975 to US $0.971.

INCOME TAXES

During fiscal 2012, the Company recorded an income tax expense of $22 million on a loss before income taxes of $60 million. The income tax expense reflected a $38 million unfavourable variance versus an anticipated income tax recovery of $16 million based on the Company’s effective tax rate of 26.3% . The current year absorbed $32 million unfavourable variance related to period losses for which no deferred tax asset was recognized. Based on past financial performance, deferred income tax assets of the Company’s Canadian operations have not been recognized as it has not been determined that future realization of these assets is probable. The expense was also increased by $6 million due to higher statutory income tax rates in France.

During fiscal 2011, the Company recorded an income tax expense of $20 million on earnings before income taxes of $15 million. The income tax expense reflected a $16 million unfavourable variance versus an anticipated tax expense of $4 million based on the Company’s effective tax rate of 27.8% . The prior year absorbed a $10 million unfavourable variance related to period losses for which no deferred tax asset was recognized. The expense was also increased by $6 million due to higher statutory income tax rates in France.

26 Tembec Financial Report 2012

Management’s Discussion and Analysis

NET LOSS

The Company generated a net loss of $82 million or $0.82 per share for the year ended September 29, 2012, compared to a net loss of $5 million or $0.05 per share for the year ended September 24, 2011. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by IFRS. The table below contains the gain or loss on translation of foreign debt, which is a recurring item. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian dollar versus the US dollar can lead to large unrealized periodic gains or losses. As well, this item receives capital gain/loss tax treatment and is not tax-affected at regular business income rates.

	Year ended		Year ended
	September 24, 2011		September 29, 2012
	$ millions	$ per share	$ millions	$ per share
Net loss as reported
- in accordance with IFRS	(5)	(0.05)	(82)	(0.82)
Specific items (after-tax):
Loss (gain) on translation of foreign debt	1	0.01	(11)	(0.11)
Gain on derivative financial instruments	(1)	(0.01)	–	–
Gain on sale of BC sawmills	–	–	(18)	(0.18)
Loss on sale/closure of flooring assets	–	–	2	0.02
Write-down of Temlam loan receivable	–	–	14	0.14
Gain on sale of minority interest	–	–	(4)	(0.04)
Asset impairment - Chetwynd pulp mill	–	–	37	0.37
Taschereau sawmill closure charge	2	0.02	–	–
Cranbrook planer mill severance charge	1	0.01	–	–
Gain on Tembec USA LLC filing	(4)	(0.04)	–	–
Gain on sale of Smooth Rock Falls hydro dam	(2)	(0.02)	–	–
Costs for permanently idled facilities	5	0.05	8	0.08
Unrecognized deferred tax assets on above items	1	0.01	10	0.10
Net loss excluding specific items
- not in accordance with IFRS	(2)	(0.02)	(44)	(0.44)

Tembec Financial Report 2012 27

Management’s Discussion and Analysis

COMPREHENSIVE LOSS

The following table summarizes the impact of items affecting the reported total comprehensive loss during the last two fiscal years:

	September	September
(in millions of dollars)	2011	2012
Net loss	(5)	(82)
Defined benefit pension plans loss	(64)	(42)
Other benefit plans gain	–	4
Foreign currency translation gain (loss) on foreign operations	2	(11)
Total comprehensive loss	(67)	(131)

During fiscal 2012, the Company recognized a charge of $42 million relating to the net increase in defined pension plan liabilities. This was the result of several items. A decline in the discount rate used to calculate the pension obligation generated an actuarial loss of $77 million. This unfavourable item was partially offset by a higher than expected return on plan assets, which generated a gain of $31 million. The Company also generated an experience gain of $4 million on its defined benefit pension plans. In the prior year, the Company had recognized a charge of $64 million relating to the net increase in defined benefit plan liabilities. A decline in the discount rate used to calculate the pension obligation generated an actuarial loss of $44 million. A lower than expected return on plan assets added a further $27 million to net liability. Several other favourable items totalling $7 million provided a partial offset. During the most recent year, the Company generated an experience gain of $6 million, partially offset by a $2 million increase in obligations due to a decline in discount rate, on its other benefit plans obligations. There was no comparable gain or loss in the prior year.

Comprehensive items also include gains or losses related to the currency translation of the assets and liabilities of the Company’s French and U.S. operations. The gains or losses are generated by the changes in the end of period exchange rates. During fiscal 2012, the currency translation of the French operations generated a loss of $12 million, partially offset by a gain of $1 million relating to the U.S. operations. In the prior year, the currency translation of the French and U.S. operations generated a gain of $1 million each.

28 Tembec Financial Report 2012

Management’s Discussion and Analysis

QUARTERLY FINANCIAL INFORMATION
(in millions of dollars, except per share amounts)

				2011				2012
	Dec. 10	March 11	June 11	Sept. 11	Dec. 11	March 12	June 12	Sept. 12
Sales	422	452	448	421	401	407	415	443
Adjusted EBITDA	12	34	33	19	12	2	27	23
Depreciation and amortization	13	11	12	12	12	10	11	13
Other items	2	6	(7)	2	2	(5)	2	51
Operating earnings (loss)	(3)	17	28	5	(2)	(3)	14	(41)
Net earnings (loss)	(11)	6	17	(17)	(16)	(14)	(5)	(47)
Basic and fully diluted net earnings (loss) in dollars per share	(0.11)	0.06	0.17	(0.17)	(0.16)	(0.14)	(0.05)	(0.47)
Comprehensive earnings (loss)	(13)	10	19	(83)	(21)	(14)	(10)	(86)

FOURTH QUARTER ANALYSIS

The Company reported a net loss of $47 million or $0.47 per share in the fourth quarter ended September 29, 2012, compared to a net loss of $17 million or $0.17 per share in the same quarter of fiscal 2011. The weighted average number of common shares outstanding was 100 million, unchanged from the prior year.

Sales increased by $22 million as compared to the same quarter a year ago. Currency was favourable as the Canadian dollar averaged US $1.003, a 2.0% decrease from US $1.023 in the prior year quarter. Forest Products segment sales decreased by $13 million as a result of lower shipments, partially offset by higher prices. Specialty Cellulose and Chemical Pulp segment sales decreased by $13 million due to lower prices. High-Yield Pulp segment sales increased by $24 million due to higher shipments. Paper segment sales increased by $12 million due to higher shipments.

Adjusted EBITDA increased by $4 million from the prior year quarter. Forest Products segment adjusted EBITDA improved by $18 million from the prior year quarter due to higher prices and lower costs. Specialty Cellulose and Chemical Pulp segment adjusted EBITDA decreased by $14 million due primarily to lower prices. High-Yield Pulp segment adjusted EBITDA decreased by $1 million due to lower prices, partially offset by lower costs. Paper segment adjusted EBITDA increased by $8 million because of lower costs.

The Company generated an operating loss of $41 million compared to operating earnings of $5 million in the same quarter a year ago. The previously noted improvement in adjusted EBITDA was more than offset by the impact of other items. During the September 2012 quarter, the Company absorbed an impairment charge of $50 million relating to the property, plant and equipment, including supplies and materials, of the Chetwynd, BC, pulp mill.

The interest expense relates primarily to interest on the 11.25% senior secured notes maturing in December 2018. In the prior year quarter, the amount of outstanding notes was US $255 million as compared to US $305 million during the most recent quarter. Foreign exchange items relate primarily to gains or losses on the translation of US $ net monetary assets. When the Canadian dollar weakens versus the US dollar, as was the case in the prior year quarter, gains are generated. When the Canadian dollar strengthens versus the US dollar, as was the case in the most recent quarter, losses are generated.

During the September 2012 quarter, the Company recorded a gain of $13 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.976 to US $1.017.

Tembec Financial Report 2012 29

Management’s Discussion and Analysis

During the September 2011 quarter, the Company recorded a loss of $11 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $1.013 to US $0.971.

During the September 2012 quarter, the Company recorded an income tax expense of $5 million on a loss before income taxes of $42 million. The income tax expense reflected a $16 million unfavourable variance versus an anticipated income tax recovery of $11 million based on the Company’s effective tax rate of 26.3% . The September 2012 quarter absorbed a $16 million unfavourable variance related to period losses for which no deferred tax asset was recognized. Based on past financial performance, deferred income tax assets of the Company’s Canadian operations have not been recognized as it has not been determined that future realization of these assets is probable.

During the September 2011 quarter, the Company recorded an income tax expense of $8 million on a loss before income taxes of $9 million. The income tax expense reflected an $11 million unfavourable variance versus an anticipated income tax recovery of $3 million based on the Company’s effective tax rate of 27.8% . The September 2011 quarter absorbed a $7 million unfavourable variance related to period losses for which no deferred tax asset was recognized.

During the September 2012 quarter, the Company recognized a charge of $42 million in comprehensive loss relating to the net increase in defined pension plan liabilities. This was the result of several items. A decline in the discount rate used to calculate the pension obligation generated an actuarial loss of $77 million. This unfavourable item was partially offset by a higher than expected return on plan assets, which generated a gain of $31 million. The Company also generated an experience gain of $4 million on its defined benefit pension plans. In the prior year quarter, the Company had recognized a charge of $64 million relating to the net increase in defined benefit pension plan liabilities. A decline in the discount rate used to calculate the pension obligation generated an actuarial loss of $44 million. A lower than expected return on plan assets added a further $27 million to net liability. Several other favourable items totalling $7 million provided a partial offset. During the most recent quarter, the Company generated an experience gain of $6 million, partially offset by a $2 million increase in obligations due to a decline in discount rate, on its other benefit plan obligations. There was no comparable gain or loss in the year ago period.

Comprehensive earnings (loss) also include gains or losses related to the currency translation of the assets and liabilities of the Company’s French and U.S. operations. The gains or losses are generated by the changes in the end of period exchange rates. During the September 2012 quarter, the currency translation of the French operations generated a loss of $2 million, partially offset by a gain of $1 million relating to the U.S. operations. In the prior year quarter, the currency translation of the U.S. operations generated a loss of $2 million.

The fourth quarter 2012 interim MD&A issued on November 15, 2012, provides a more extensive analysis of items having impacted the Company’s fourth quarter financial results.

SUMMARY OF QUARTERLY RESULTS

On a quarterly basis, sales and margins were negatively impacted by relatively low lumber and paper pulp prices. Currency did not impact Canadian operations significantly as the Canadian dollar was close to parity over the last eight quarters, averaging US $1.003 with a quarterly average high of US $1.033 and a low of US $0.977. However, the weakening of the relative value of the euro versus the Canadian dollar that occurred over the last three quarters did reduce the adjusted EBITDA of the French specialty cellulose mill. The euro ended fiscal 2012 at C $1.263, a 9.3% decrease versus C $1.392 at the end of fiscal 2011.

The Forest Products segment generated negative adjusted EBITDA of $63 million during the last eight quarters. This represents an average negative margin of 7.0% on sales of $903 million. The U.S. lumber and housing market was very weak during the last two years and the Company’s lumber shipments to capacity ratio ranged from 54% to 70%. The U.S. market has recently improved and lumber prices have followed this trend. In the September 2012 quarter, the Forest Products segment generated adjusted EBITDA of $8 million and a positive margin of 7.4%, the first positive quarterly results of the last two years. The financial performance was negatively impacted by export taxes on lumber shipped to the United States. The total amount incurred over the last two years was $20 million.

30 Tembec Financial Report 2012

Management’s Discussion and Analysis

The Specialty Cellulose and Chemical Pulp segment generated adjusted EBITDA of $232 million during the last eight quarters. This represents an average margin of 17.1% on sales of $1,355 million. The margins averaged 20.2% in fiscal 2011 when both specialty cellulose and NBSK pulp prices were relatively high. A weakening of NBSK pulp prices in fiscal 2012 resulted in weaker results and average margins declined to 13.9% .

The High-Yield Pulp segment generated negative adjusted EBITDA of $32 million during the last eight quarters. This represents a negative margin of 4.4% on sales of $730 million. The market for high-yield pulp has been relatively weak over the last two years, and like NBSK pulp, was weaker in fiscal 2012 versus fiscal 2011, and margins dropped to negative 8.2% .

The Paper segment generated adjusted EB ITDA of $66 million over the last eight quarters. This represents an average margin of 9.6% on sales of $685 million. Prices for coated bleached board and newsprint have not fluctuated significantly over the last two years and segment financial results have been relatively stable.

Corporate general and administrative expenses of the Company have averaged approximately $5 million per quarter over the last two years and there has been no significant changes in the composition of those expenses.

Overall, the Company generated adjusted EBITDA of $162 million in the last eight quarters. This represents an average margin of approximately 4.8% on sales of $3.4 billion.

Other items reduced the Company’s operating earnings by $53 million during the last eight quarters. While there were several offsetting favourable and unfavourable items, the most significant unfavourable item was a $50 million asset impairment charge taken in the September 2012 quarter.

Due to the strengthening Canadian dollar versus the US dollar, the Company recorded a gain of $12 million on the translation of its foreign-denominated debt over the last two years. However, the impact of the quarterly US debt translation gains and losses added considerable volatility to the financial results, with the impact ranging from a gain of $13 million in the September 2012 quarter to a loss of $11 million in the September 2011 quarter.

During the last two years, the Company has recorded an income tax expense of $42 million. The expense relates primarily to its French operations as the Canadian operations have significant amounts of unrecognized tax losses.

Tembec Financial Report 2012 31

Management’s Discussion and Analysis

FINANCIAL POSITION AND LIQUIDITY

FREE CASH FLOW
(in millions of dollars)
	2011	2012
Cash flow from operations before working capital changes	64	13
Less:
Additions to property, plant and equipment	58	120
Interest on debt	32	38
Free cash flow (negative)	(26)	(145)

Cash flow from operations before working capital changes in fiscal 2012 was $13 million, compared to $64 million in the prior year. The decline in cash flow was due to lower adjusted EBITDA, income taxes paid relating to the French operations and an increase in excess cash contributions for employee future benefit plans. After allowing for capital expenditures of $120 million and interest on debt of $38 million, free cash flow in fiscal 2012 was negative $145 million compared to negative $26 million in the prior year. In fiscal 2012, non-cash working capital items used $85 million. The majority of the increase in working capital was related to increased trade receivables in the Forest Products and High-Yield Pulp segments as well as higher inventories in the Specialty Cellulose and Chemical Pulp and the High-Yield Pulp segments. As a result, cash flow from operations declined from positive $99 million in fiscal 2011 to negative $72 million in fiscal 2012.

CAPITAL SPENDING
(in millions of dollars)
	2011	2012
Forest Products	10	12
Specialty Cellulose and Chemical Pulp	38	91
High-Yield Pulp	5	8
Paper	5	7
Corporate	–	2
Net capital expenditures	58	120
As a % of consolidated sales	3.3%	7.2%
As a % of depreciation	121%	261%

32 Tembec Financial Report 2012

Management’s Discussion and Analysis

During fiscal 2012, capital expenditures totalled $120 million compared to $58 million in the prior year. The Company estimates that annual capital expenditures of $35 million to $40 million are required to adequately maintain its facilities. The increase in capital expenditures in fiscal 2012 relates to one relatively large capital project. In March 2012, the Company announced a $190 million capital investment to upgrade its specialty cellulose mill in Temiscaming, Quebec. The project involves the replacement of three low-pressure boilers with a single new high-pressure boiler designed to burn waste sulphite liquor generated by the specialty cellulose manufacturing process. The project also includes the installation of a new 50-megawatt electrical turbine. During the year, $56 million was spent on the project, bringing total cumulative project expenditures to $59 million. It is currently estimated that the project will increase annual adjusted EBITDA by $40 million to $45 million once it becomes fully operational in the spring of 2014.

While the cost of major equipment purchases related to the Temiscaming specialty cellulose project have been in line with expectations, recent quotes provided by potential vendors for construction labour have significantly exceeded the budgeted amounts. The Company is currently reviewing quotes to assess the underlying causes of these discrepancies. Preliminary indications are that the high quotes are due in large part to the overheated construction market in the Province of Quebec and the resulting scarcity of qualified contractors and related labour. The Company’s desire to complete certain elements prior to the onset of the winter months is likely contributing to the cost pressures. Given these circumstances, the Company has decided to reduce construction activity over the winter months.

As a result, the boiler start-up, initially scheduled for December 2013, will likely be delayed by approximately three months. The impact on the start-up of the turbine, scheduled for May 2014, is still under review. The Company’s view is that these actions are necessary and prudent under the circumstances.

The Company completed the installation of a new electrical turbine at the Tartas specialty cellulose mill at a total estimated cost of $21 million. During the year, $11 million was spent to complete the project. The turbine was commissioned in June 2012 and became operational in the September 2012 quarter. Current forecasts are that the turbine will increase mill adjusted EBITDA by $8 million per year.

On October 9, 2009, the Company was advised that it had qualified for $24 million of credits under the federal government’s Pulp and Paper Green Transformation Program. The credits were used to finance capital projects that generate environmental benefits, including investments in energy efficiency or the production of renewable energy from forest biomass. The Company has utilized its full allotment of credits.

ACQUISITIONS, INVESTMENTS AND DIVESTITURES

On February 21, 2011, the Company announced the permanent closure of its Taschereau, Quebec, SPF sawmill. As a result, a charge of $2 million was recorded in the fiscal 2011 financial results.

On March 29, 2011, the Company announced the sale of its hydro-electric generating assets located in Smooth Rock Falls, Ontario. The purchaser paid $16 million in cash for the assets. As a result, the Company recorded a gain of $3 million in the fiscal 2011 financial results.

On November 25, 2011, the Company sold its Toronto, Ontario, hardwood flooring plant for proceeds of $13 million. Concurrently, the Company also announced the closure of its Huntsville, Ontario, hardwood flooring plant. The sale of the Toronto plant and the closure of the Huntsville plant resulted in a charge of $2 million that was recorded in the Company’s fiscal 2012 financial results.

On March 23, 2012, the Company sold its British Columbia Southern Interior wood products assets for proceeds of $66 million. The sale included the Elko and Canal Flats sawmills and approximately 1.1 million cubic meters of combined Crown tenures, private land and contract annual allowable cut. As a result of the sale, the Company recorded a gain of $24 million in the fiscal 2012 financial results.

Tembec Financial Report 2012 33

Management’s Discussion and Analysis

FINANCING ACTIVITIES

NET DEBT TO TOTAL CAPITALIZATION

The Company’s strategy is to maintain the net debt to total capitalization ratio at 40% or less. The objective is to keep a relatively strong balance sheet and maintain the ability of the Company to access capital markets at favourable rates. The net debt to total capitalization ratio of the Company was 45% as at September 29, 2012, as compared to 27% at the end of the prior fiscal year. The increase was due to fiscal 2012 losses, which reduced shareholders’ equity, combined with higher net debt due primarily to finance the previously noted Temiscaming specialty cellulose project. The Company anticipates that the net debt to total capitalization ratio will remain in excess of its target until the Temiscaming project is completed and begins to generate the projected incremental adjusted EBITDA.

LONG-TERM DEBT
(in millions of dollars)
	2011	2012
Tembec Industries - US $305 million (2011 - US $255 million) 11.25% senior secured notes due December 2018	262	300
Tembec Inc. - 6% unsecured notes due September 2012	5	–
Tembec Energy LP - 6.35% secured term loan	–	20
Tembec French operations	25	22
Kirkland Lake Engineered Wood Products Inc.	8	8
Other debt	2	2
Total long-term debt	302	352
Less net unamortized financing costs	13	13
	289	339
Current portion included in above	18	16

34 Tembec Financial Report 2012

Management’s Discussion and Analysis

In August 2010, the Company completed a private offering of US $255 million of 11.25% senior secured notes maturing in December 2018. In February 2012, the Company issued a further US $50 million of senior secured notes with the same terms and conditions as the original US $255 million notes. The notes are senior secured obligations of the Company, secured by a first priority lien on the majority of the property and assets of the Company. They are secured by a second priority lien on accounts receivable, inventories and certain intangibles.

During the March 2012 quarter, the Company entered into a $75 million term loan facility to assist with the financing of the previously mentioned Temiscaming, Quebec, specialty cellulose project. The interest rate on the facility is 5.5% . The loan has a 15-year term consisting of a three-year construction or drawdown period followed by a 12-year amortization period. The term of the loan will be shortened by three years if the Company does not complete certain future capital expenditures at the Temiscaming specialty cellulose mill. The loan is secured by a second ranking charge on the project assets. The Company has also granted the lender a five-year option starting on the first loan disbursement date to acquire 3 million common shares of Tembec at a price of $7 per share. As at the end of September 2012, the Company had not drawn on the facility. On October 19, 2012 and on November 14, 2012, the Company received $9 million and $6 million respectively on the term loan.

On June 29, 2012, the Company entered into a $30 million term loan facility to assist with the financing of the previously noted specialty cellulose project in Temiscaming, Quebec. The interest rate on this loan will be the greater of 6.35% and the yield on equivalent terms Government of Canada bonds plus 4.25% at the date the funds are advanced. The loan will be reimbursed in blended monthly instalments over a period of eight years beginning approximately 24 months after the initial advance, with a “balloon” payment of $18 million to be repaid at the end of the ten-year term period. The loan is secured by a first ranking charge on the project assets. On July 12, 2012, the Company received $20 million representing the first tranche advanced under the facility. The interest rate on this tranche was set at 6.35% . The final $10 million tranche will be advanced by June 2013 at the latest.

The two previously noted facilities will fund $105 million of the $190 million required to complete the Temiscaming, Quebec, specialty cellulose project. The Company intends to fund the remaining amount from available cash resources and cash flows from operations.

As part of a financial recapitalization that occurred in 2008, the Company issued $18 million of 6% unsecured notes having a maturity of September 30, 2012. These notes were subject to an amortization schedule and an amount of $5 million was repaid in fiscal 2012, compared to $4 million in the prior year. The notes were fully repaid in fiscal 2012.

The debt of the French operations relates to the Company’s specialty cellulose pulp mill. The decrease in debt relates to scheduled amortization payments.

Tembec Financial Report 2012 35

Management’s Discussion and Analysis

The current portion of long-term debt includes $8 million related to the Kirkland Lake Engineered Wood Products facility. This operation has been idle for several years and the loan has been subject to a “standstill” agreement between the Company and the lender. This is a non-recourse facility and while it is classified as a current item, the Company considers it highly unlikely that it will repay this facility in the next 12 months.

Pursuant to the previously noted issuance of the 2018 senior secured notes, Moody’s Investors Service (Moody’s) assigned a B3 rating to the new long-term debt and the same level for the Company’s corporate credit rating. Standard and Poor’s (S&P) assigned a B- rating to the senior secured notes as well as the Company’s corporate credit rating. Moody’s has a “stable” outlook with respect to its ratings. S&P has a “negative” outlook with respect to its rating.

At the end of September 2012, the Company had total cash of $92 million (including cash held in trust) plus unused operating lines of $48 million. At the end of September 2011, the Company had total cash of $105 million and unused operating lines of $124 million. The Company has set an objective of maintaining a minimum liquidity of $135 million to $150 million. The Company defines “operating lines” to include loans of various durations which are secured by charges on accounts receivable and/or inventories. Operating lines are used primarily to fund short-term requirements associated with both seasonal and cyclical inventory increases which can occur in the Company’s business segments. The Company would not normally draw on the operating lines to fund capital expenditures or normal average working capital requirements. The operating lines are established across several entities and jurisdictions to ensure they meet the needs of the various operating units.

The following table summarizes the unused operating lines at the end of the last two fiscal years:

OPERATING LINES
(in millions of dollars)
	2011	2012
Borrowing base	186	187
Less: availability reserve	(22)	(23)
Net availability	164	164
Outstanding letters of credit	(34)	(48)
Amount drawn	(6)	(68)
Unused amount	124	48

In March 2011, the Company entered into a five-year $200 million ABL (asset-based loan) facility expiring in February 2016. The ABL has a first priority charge over the receivables and inventories of the Company’s Canadian operations. The facility is subject to a permanent availability reserve of $15 million. This amount is increased to $25 million if the Company’s trailing 12-month adjusted EBITDA falls below $60 million. There is also a variable reserve, which totalled $8 million at the end of fiscal 2012 as compared to $7 million at the end of the prior year.

In April 2011, the Ontario Court of Appeal rendered a decision in the restructuring proceedings involving Indalex Limited under the Companies’ Creditors Arrangement Act (CCAA). The Court of Appeal held that defined benefit pension plan deficiency claims had priority over security held by debtor-in-possession (DIP) lenders in the context of a sale made under a CCAA proceeding. This decision is currently being appealed to the Supreme Court of Canada. The agent for the ABL lenders’ syndicate recently expressed concern regarding the solvency deficits of the Company’s Ontario defined benefit pension plans. In light of the uncertainty surrounding the Ontario Court of Appeal decision, the ABL agent requested that the Company refrain from making any further draws or utilization of the ABL facility until such priority issue is dealt with by the Supreme Court of Canada.

36 Tembec Financial Report 2012

Management’s Discussion and Analysis

The Company is currently under discussions with the ABL agent regarding this request as it considers the risk to be minimal and the position of the ABL agent to be unwarranted. The ruling of the Supreme Court of Canada is expected in the near term and the Company anticipates it will resolve the situation. However, there can be no assurance at this time that the decision of the Ontario Court of Appeal will not be maintained by the Supreme Court of Canada, nor that a decision will be rendered in a timely manner. The Company’s liquidity position at September 29, 2012, was $140 million, including $31 million related to the unutilized portion of the ABL. If the unutilized ABL portion was to remain unavailable for an extended period of time, the Company’s liquidity would fall below its stated objective of $135 million to $150 million. In order to address this risk, the Company is assessing other liquidity enhancing alternatives such as limiting capital expenditures and seeking other sources of financing or funding.

The outstanding letters of credit constitute security for various operating items, principally the unfunded portion of supplementary retirement plans, future landfill closure liabilities and performance guarantees related to electricity generation agreements. The Company does not have any other significant off-balance sheet arrangements.

The French operations are supported by “receivable factoring” agreements. As such, the borrowing base fluctuates periodically, depending on shipments and cash receipts.

COMMON SHARES
(in millions)
	2011	2012
Shares outstanding - opening	100	100
Shares outstanding - ending	100	100

There were no shares issued in fiscal 2011 and fiscal 2012.

Prior to February 29, 2012, there were 11,093,943 outstanding warrants (unchanged from the prior year). The warrants were convertible into an equal amount of common shares. They would have been deemed to be exercised and automatically converted into common shares of the Company if the 20-day volume-weighted average trading price of a single common share reached or exceeded $12.00 or immediately prior to any transaction that would have constituted a change of control at a purchase price per common share equal to at least $12.00. The warrants expired unexercised on February 29, 2012.

Pursuant to options granted under the prior Long-Term Incentive Plan (LTIP), an additional 104,987 shares may be issued. The weighted average exercise price of the options was $66.13 per share with expiry dates up to 2016. As at September 29, 2012, all of the options were exercisable.

Tembec Financial Report 2012 37

Management’s Discussion and Analysis

FINANCIAL INSTRUMENTS AND CONTRACTUAL OBLIGATIONS

FINANCIAL ASSETS AND LIABILITIES
(in millions of dollars)
	September 29, 2012
	Carrying value	Fair value
Financial assets
Cash and cash equivalents	87	87
Cash held in trust	5	5
Accounts receivable	200	200
Loans receivable	12	12
Financial liabilities
Operating bank loans	68	68
Accounts payable and accrued charges	230	230
Interest payable	10	10
Long-term debt (including current portion)	339	369

The carrying values for cash and cash equivalents, cash held in trust, accounts receivable, loans receivable, operating bank loans, accounts payable and accrued charges, and interest payable approximate their fair values due to the near-term maturity of these instruments.

The fair value of the long-term debt is $30 million higher than its carrying value. Unamortized financing costs increased the fair value by $13 million. The fair value was increased by a further $17 million as the Company’s US $305 million senior secured notes were trading above par at year-end.

FINANCIAL RISKS

Credit risk
Credit risk arises from the possibility that entities to which the Company sells products may experience financial difficulty and be unable to fulfill their contractual obligations. The Company does not have a significant exposure to any individual customer or counterparty. The Company reviews a new customer’s credit history before extending credit and conducts regular reviews of its existing customers’ credit performance. All credit limits are subject to evaluation and revision at any time based on changes in levels of creditworthiness and must be reviewed at least once per year. Sales orders cannot be processed unless a credit limit has been properly approved. Bad debt expense has not been significant in the past. The allowance for doubtful accounts at September 2012 was nil, unchanged from the prior year. The Company may require payment guarantees, such as letters of credit, or obtain credit insurance coverage.

Liquidity risk
Liquidity risk arises from the possibility that the Company will not be able to meet its financial obligations as they fall due. The Company has an objective of maintaining liquidity equal to 12 months of maintenance capital expenditures, interest and principal repayments and seasonal working capital requirements, which would require approximately $135 million to $150 million of liquidity. As noted previously, the Company had total cash of $92 million plus unused operating lines of $48 million as at September 29, 2012.

The Company currently has sufficient available cash resources and access to additional funding to meet its commitments for at least the next 12-month period. This is based on certain assumptions regarding general economic conditions, the availability of borrowings on existing credit facilities to fund operating and capital requirements and the projected operating results of the various business segments. Access to future borrowings is dependent on meeting the terms and conditions contained in the Company’s various credit facilities. As well, an adverse perception in the capital markets of the Company’s financial condition or prospects could limit future access to debt and equity markets.

38 Tembec Financial Report 2012

Management’s Discussion and Analysis

The Company is currently proceeding with an ambitious capital expenditure program, including a $190 million project at the Temiscaming specialty cellulose mill, which is increasing liquidity risk. The Company has recently negotiated two credit agreements that will provide up to $105 million of project financing for the Temiscaming specialty cellulose project. These project credit facilities contain terms and conditions specific to the project, including project completion commitments. If general economic conditions were to deteriorate significantly, or if the Company was unable to meet the terms of the new project credit facilities, or if future operating performance is significantly below expectations, the Company may have to reduce or defer its capital expenditure plans.

Foreign currency risk
This item is discussed in detail in a subsequent section of the MD&A, “Significant Risks and Uncertainties”.

Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. This will have little impact on the Company’s financial results since the majority of the Company’s debts are at fixed interest rates.

Commodity price and operational risk
These items are discussed in detail in a subsequent section of the MD&A, “Significant Risks and Uncertainties”.

CONTRACTUAL OBLIGATIONS
(in millions of dollars)
	Total	Within 1	2 - 3	4 - 5	After 5
		year	years	years	years
Long-term debt	352	7	13	11	321
Interest on long-term debt	227	36	73	71	47
Operating leases	12	4	5	3	–
Purchase obligations	657	178	155	108	216
Pension obligations:
Current service costs	120	8	15	15	82
Past service costs	167	35	56	30	46
	1,535	268	317	238	712

The table above shows the Company’s contractual obligations as at September 29, 2012. The Company has long-term debt with contractual maturities and applicable interest. The operating lease obligations relate primarily to property and equipment rentals entered into in the normal course of business. Purchase obligations relate to ongoing normal commercial commitments to purchase timber, wood chips, energy, chemicals and other operating inputs. They also include outstanding obligations relating to capital expenditures. Pension obligations have two components. The current service costs are limited to a 15-year period and are based on estimated future employee service for existing registered defined benefit plans. Past service costs include estimated solvency and going concern amortization payments.

Tembec Financial Report 2012 39

Management’s Discussion and Analysis

2011 VS. 2010

FINANCIAL SUMMARY
(in millions of dollars, unless otherwise noted)
	2010	2011
Sales	1,877	1,743
Adjusted EBITDA	132	95
Depreciation and amortization	56	45
Other items	13	1
Operating earnings	63	49
Net earnings (loss)	52	(3)
Basic and diluted net earnings (loss) in dollars per share	0.52	(0.03)
Total assets (at year-end)	1,104	1,107
Total long-term debt (at year-end) (1)	288	289

The following variance analysis relates to the Company’s reported results under previous Canadian Generally Accepted Accounting Principles (GAAP). The financial results for fiscal 2011 have not been restated for IFRS so that they may be compared to fiscal 2010 GAAP financial results.

Sales decreased by $134 million as compared to fiscal 2010. Currency was unfavourable as the Canadian dollar averaged US $1.013, a 5.5% increase from US $0.960 in the prior year. Forest Products segment sales increased by $37 million as a result of higher shipments. Dissolving and Chemical Pulp segment sales declined by $137 million due to significantly lower shipments, partially offset by higher prices. High-Yield Pulp segment sales decreased by $17 million due to lower prices, as higher shipments partially offset the decline. Paper segment sales decreased by $9 million due to lower shipments, partially offset by higher prices.

Adjusted EBITDA declined by $37 million over the prior year. Forest Products segment adjusted EBITDA declined by $36 million due to higher costs and lower pricing. Dissolving and Chemical Pulp segment adjusted EBITDA increased by $18 million due to higher prices, partially offset by higher costs. High-Yield Pulp segment adjusted EBITDA decreased by $51 million due to lower prices. Paper segment adjusted EBITDA increased by $30 million on a combination of higher prices and lower costs. Corporate expenses for fiscal 2011 included a charge of $2 million relating to share-based compensation, unchanged from the prior year.

40 Tembec Financial Report 2012

Management’s Discussion and Analysis

OPERATING EARNINGS (LOSS)
(in millions of dollars)
				Adjusted		Other
			Total	EBITDA	Depreciation	items
	2010	2011	variance	variance	variance	variance
Forest Products	(24)	(63)	(39)	(36)	3	(6)
Dissolving and Chemical Pulp	105	120	15	18	9	(12)
High-Yield Pulp	37	(14)	(51)	(51)	–	–
Paper	(12)	25	37	30	–	7
Corporate	(43)	(19)	24	2	(1)	23
	63	49	(14)	(37)	11	12

The Company generated operating earnings of $49 million in fiscal 2011 compared to operating earnings of $63 million in the prior year. The previously noted decline in adjusted EBITDA was partially offset by an $11 million decline in depreciation expense and a favourable $12 million variance in “other items”.

The Forest Products segment fiscal 2011 results included a charge of $3 million relating to the permanent closure of the Taschereau, Quebec, SPF sawmill. It also included a charge of $1 million related to severance payments at the idled planer facility in Cranbrook, BC. The prior year included a $2 million gain related to land sales. The Dissolving and Chemical Pulp segment fiscal 2011 operating earnings increased due to lower depreciation expense resulting from the sale of two pulp mills in the prior year. In fiscal 2010, the Company had recorded a gain of $12 million related to the sale of the aforementioned pulp mills. The Paper segment fiscal 2010 results had absorbed a charge of $7 million related to the permanent closure of a newsprint mill.

The fiscal 2010 Corporate segment results absorbed a charge of $12 million relating to the write-down of notes receivable. In fiscal 2011, the Corporate segment results were enhanced by a gain of $8 million related to the filing of Tembec USA LLC under Chapter 7 of the Bankruptcy Code of the United States. The Company reduced its accrued benefit obligation by this amount. It also recorded a $3 million gain related to the sale of its hydro-electric generating facilities located in Smooth Rock Falls, Ontario.

INTEREST, FOREIGN EXCHANGE AND OTHER
(in millions of dollars)
	2010	2011
Interest on debt	30	32
Fees - new working capital facility	–	2
Debt prepayment premium	6	–
Foreign exchange items	14	(1)
Bank charges and other	2	(1)
	52	32

There were no significant interest variances. The major portion of fiscal 2010 interest on long-term debt related to a US $300 million 11.25% term loan. This credit facility was repaid in August 2010. The Company issued US $255 million of senior secured notes maturing in December 2018. Foreign exchange items relate primarily to gains or losses on the translation of US $ net monetary assets. When the Canadian dollar strengthens versus the US dollar, as was the case during fiscal 2010, losses are generated. If the Canadian dollar weakens, gains are generated.

Tembec Financial Report 2012 41

Management’s Discussion and Analysis

During fiscal 2011, the Company recorded a loss of $1 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $0.975 to US $0.971. There was no gain or loss on the translation of euro-denominated debt as the value of the euro versus the Canadian dollar was relatively unchanged.

During fiscal 2010, the Company recorded a gain of $19 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.916 to US $0.975. The Company recorded a gain of $8 million on the translation of its euro-denominated debt as the relative value of the euro versus the Canadian dollar decreased from C $1.602 to C $1.384.

During fiscal 2011, the Company recorded an income tax expense of $19 million on earnings before income taxes and non-controlling interest of $16 million. The income tax expense reflected a $15 million unfavourable variance versus an anticipated tax expense of $4 million based on the Company’s effective tax rate of 27.8% . Fiscal 2011 absorbed an $11 million unfavourable change in valuation allowance. Based on past financial performance, future income tax assets of the Company’s Canadian operations have not been recognized as it has not been determined that the future realization of these assets is “more likely than not” to occur.

During fiscal 2010, the Company recorded an income tax recovery of $15 million on earnings before income taxes and non-controlling interests of $39 million. This income tax recovery reflected a $27 million favourable variance versus an anticipated income tax expense of $12 million based on the Company’s effective tax rate of 29.8% . The change in valuation allowance increased the recovery by $20 million. The most significant item included in the above was a $19 million favourable adjustment relating to the recognition of future tax assets of the Company’s remaining operations in France as it was determined that the future realization of these assets was more likely than not to occur. The non-taxable gain on consolidation of foreign integrated subsidiaries increased the income tax recovery by $10 million.

The Company generated a net loss of $3 million or $0.03 per share for the year ended September 24, 2011, compared to net earnings of $52 million or $0.52 per share for the year ended September 25, 2010.

CRITICAL ACCOUNTING ESTIMATES

Property, plant and equipment depreciation
The Company records its property, plant and equipment, primarily production buildings and equipment, at cost. Interest costs are capitalized for projects in excess of $1 million that have a duration in excess of one year. Investment tax credits or capital assistance received reduce the cost of the related assets. Property, plant and equipment acquired as a result of a business acquisition are recorded at their estimated fair value. Depreciation of property, plant and equipment is provided over their estimated useful lives, generally on a straight-line basis. The estimated useful lives of property, plant and equipment are based on judgement and the best currently available information. Changes in circumstances can result in the actual useful lives differing from our estimates. Revisions to the estimated useful lives of property, plant and equipment constitute a change in accounting estimate and are dealt with prospectively by amending the amount of future depreciation expense. There were no significant revisions to the estimated useful lives of property, plant and equipment in fiscal 2012 and fiscal 2011.

Impairment of non-financial assets
The Company must review the carrying value of non-financial assets when events or changes in circumstances indicate that the value may have been impaired and is not recoverable through future operations and cash flows. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amount of a non-financial asset is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. An impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. An impairment loss recognized in prior periods is assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. To estimate future cash flows, the Company uses operating and financial assumptions, primarily those contained in its most recent multi-year operating plan. There were no impairment charges in fiscal 2011. In fiscal 2012, the Company recorded $50 million related to the impairment of the Chetwynd, BC, high-yield pulp mill.

42 Tembec Financial Report 2012

Management’s Discussion and Analysis

Employee future benefits
The Company contributes to several defined benefit pension plans, primarily related to employees covered by collective bargaining agreements. The Company also provides post-retirement benefits to retirees, primarily healthcare related. For post-retirement benefits, funding of disbursements is done on a “pay as you go” basis. The Company uses independent actuarial firms to quantify the amount of pension and post-retirement obligations. The Company, based on its own experience and recommendations from its actuarial firms, evaluates the underlying assumptions on an annual basis. Changes in estimates or assumptions can have a substantial impact on the amount of pension and post-retirement benefit expense, the carrying values on the balance sheet, and, in the case of defined benefit plans, the amount of plan surplus or deficit. At September 29, 2012, (the “measurement” date), the fair value of defined benefit pension plan assets was $667 million, an amount equal to 73% of the estimated accrued benefit pension obligations of $910 million, generating a deficit of $243 million. The plan deficit was $239 million at the end of the prior year. The deficit increase of $4 million that occurred over the 12-month period was due to several offsetting items. The deficit was decreased by $31 million as the return on plan assets exceeded the assumed rate of return. The deficit was further reduced by $33 million as employer contributions of $42 million exceeded the current service cost of $9 million. These favourable items were offset by an actuarial loss of $73 million that increased the obligations at the measurement date. This item was caused by a decrease in the applicable discount rate from 4.42% to 3.69% . The discount rate is tied to rates applicable to high-quality corporate bonds (AA or higher) in effect at the measurement date. Pension expense in fiscal 2012 was $14 million, as compared to $19 million in the prior year. Based on current assumptions under IFRS, employer contributions and pension expense in fiscal 2013 are expected to be approximately $44 million and $2 million respectively. There is no assurance that current assumptions will materialize in future periods. The defined benefit pension plans may be unable to earn the assumed rate of return. Market driven changes to discount rates and other variables may result in changes to anticipated Company contribution amounts.

With regard to other employee future benefit plans, the accrued benefit obligation at the measurement date was $41 million, a decrease from $44 million in the prior year. Employer contributions were $1 million, compared to $2 million in the prior year. In fiscal 2012, the Company recognized an expense of $3 million, compared to a credit of $1 million in the prior year. Based on current assumptions under IFRS, the amount of employer contributions and the amount of expense to be recognized in fiscal 2013 are expected to be approximately $2 million and $3 million respectively.

Deferred income taxes
Deferred income tax is provided for using the asset and liability method and recognizes temporary differences between the tax values and the financial statement carrying amounts of balance sheet items as well as certain carry-forward items. The Company only recognizes a deferred income tax asset to the extent that, in its opinion, the future realization of the tax asset is probable. This opinion is based on estimates and assumptions as to the future financial performance of the various taxable legal entities in the various tax jurisdictions. At September 29, 2012, the Company had unrecognized deferred tax assets of $563 million, an increase from $520 million at the end of the prior year.

Tembec Financial Report 2012 43

Management’s Discussion and Analysis

USE OF NON-IFRS FINANCIAL MEASURES

The following summarizes non-IFRS financial measures utilized in the MD&A. As there is no generally accepted method of calculating these financial measures, they may not be comparable to similar measures reported by other companies.

Adjusted EBITDA refers to earnings before interest, income taxes, depreciation, amortization and other items. Since the Company excludes “other items” such as gains and losses on significant asset disposals, restructuring charges and custodial costs for permanently idled facilities, it differs from EBITDA. Adjusted EBITDA does not have any standardized meaning according to IFRS. The Company defines adjusted EBITDA as sales less cost of sales and selling, general and administrative expenses, meaning it represents operating earnings before depreciation, amortization and other items. The Company considers adjusted EBITDA to be a useful indicator of the financial performance of the Company, the business segments and the individual business units. The most comparable financial measure is operating earnings or loss. The following table is a reconciliation of operating earnings to the Company’s definition of adjusted EBITDA:

(in millions of dollars)	2011	2012
Operating earnings (loss)	47	(32)
Depreciation and amortization	48	46
Other items	3	50
Adjusted EBITDA	98	64

Free cash flow refers to cash provided by operating activities before changes in non-cash working capital balances less interest expense and capital expenditures. Working capital changes are excluded as they are often seasonal and temporary in nature. The Company considers free cash flow to be a useful indicator of its ability to generate discretionary cash flow, thereby improving its overall liquidity position.

Net debt refers to debt less cash, cash equivalents and cash held in trust.

Total capitalization refers to net debt plus deferred income taxes, other long-term liabilities and credits, and shareholders’ equity.

Net debt to total capitalization is used by the Company to measure its financial leverage.

(in millions of dollars)	2011	2012
Long-term debt	271	323
Net unamortized financing costs	13	13
Current portion of long-term debt	18	16
Operating bank loans / Bank indebtedness	6	68
Less: total cash	(105)	(92)
Net debt	203	328
Other long-term liabilities and credits	303	304
Shareholders’ equity	233	102
Total capitalization	739	734
Net debt to total capitalization ratio	27%	45%

44 Tembec Financial Report 2012

Management’s Discussion and Analysis

CHANGES IN ACCOUNTING POLICIES AND ESTIMATES

During the years ended September 24, 2011 and September 29, 2012, there were no new standards that impacted the Company’s consolidated financial statements.

IMPACT OF ACCOUNTING PRONOUNCEMENTS ON FUTURE REPORTING PERIODS

IFRS 7 FINANCIAL INSTRUMENTS – DISCLOSURES

In December 2011, the IASB amended the standard IFRS 7, Financial Instruments – Disclosures, to provide additional information about of fsetting of financial assets and financial liabilities. IFRS 7 has been amended to require disclosures that will enable users of financial statements to evaluate the ef fect or potential ef fect of netting arrangements, including rights of set-off associated with an entity’s recognized financial assets and recognized financial liabilities, on the entity’s balance sheet. An entity provides information including the gross amounts subject to rights of set-off, amounts set off in accordance with the offsetting criteria, amounts of financial instruments subject to master netting arrangements or similar agreements, and the related net amounts to meet the disclosure objective.

These amendments are effective for annual periods beginning on or after January 1, 2013. The Company has not yet begun the process of assessing the impact that the new standard will have on its financial statements and does not plan to early adopt the new requirement.

IFRS 9 FINANCIAL INSTRUMENTS

In November 2009, the IASB issued IFRS 9, Financial Instruments (IFRS 9), and in October 2010, the IASB published amendments to IFRS 9 (IFRS 9 R).

IFRS 9 R supersedes IFRS 9 and is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. For annual periods beginning before January 1, 2015, either IFRS 9 or IFRS 9 R may be applied. This standard provides guidance on the classification and measurement of financial liabilities and the presentation of gains and losses on financial liabilities designated at fair value through profit and loss. When an entity elects to measure a financial liability at fair value, gains or losses due to changes in the credit risk of the instrument must be recognized in other comprehensive income. The Company has not yet begun the process of assessing the impact that the new standard will have on its financial statements and does not plan to early adopt the new requirement.

IFRS 13 FAIR VALUE MEASUREMENT

In May 2011, the IASB issued the standard, IFRS 13, Fair Value Measurement. The new standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. This new standard is not expected to have an impact on the amounts recorded in the financial statements. The Company does not plan to early adopt the standard.

Tembec Financial Report 2012 45

Management’s Discussion and Analysis

IAS 1 PRESENTATION OF FINANCIAL STATEMENTS

IAS 1 has been amended to require entities to separate items presented in other comprehensive income into two groups, based on whether or not items may be recycled to net income in the future. Entities that choose to present other comprehensive income items before tax will be required to show the amount of tax related to the two groups separately. The amendment is effective for annual periods beginning on or after July 1, 2012, with earlier application permitted. IAS 1 is not expected to have an impact on amounts recorded in the financial statements of the Company. The Company does not plan to early adopt the standard.

AMENDMENTS TO IAS 19 EMPLOYEE BENEFITS

In June 2011, the IASB published an amended version of IAS 19, Employee Benefits. Adoption of the amendment is required for annual periods beginning on or after January 1, 2013, with early adoption permitted. This standard was amended to:

a)	eliminate the option to defer the recognition of gains and losses arising in defined benefit plans;

b)	require gains and losses relating to those plans to be presented in other comprehensive income; and

c)	improve the disclosure requirements concerning the characteristics of defined benefit plans and the risks arising from those plans.

The amended standard also incorporates changes to the accounting for termination benefits. The amendment is generally applied retrospectively with certain exceptions. The Company is still in the process of assessing the full impact that the new standard will have on its financial statements and does not plan to early adopt the new requirement.

IAS 32 FINANCIAL INSTRUMENTS – PRESENTATION

In December 2011, the IASB amended the standard IAS 32, Financial Instruments – Presentation, to address inconsistencies identified in applying some of the offsetting criteria. IAS 32 clarifies the meaning of the offsetting criterion “currently has a legally enforceable right to set off” and the principle behind net settlement, including identifying when some gross settlement systems may be considered equivalent to net settlement.

These amendments are effective for annual periods beginning on or after January 1, 2014. This new standard is not expected to have an impact on the amounts recorded in the financial statements. The Company does not plan to early adopt the standard.

46 Tembec Financial Report 2012

Management’s Discussion and Analysis

SIGNIFICANT RISKS AND UNCERTAINTIES

PRODUCT PRICES

The Company’s financial performance is dependent on the selling prices of its products. The markets for most lumber, pulp and paper products are cyclical and are influenced by a variety of factors. These factors include periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity, inventory de-stocking by customers, and fluctuations in currency exchange rates. During periods of low prices, the Company is subject to reduced revenues and margins, resulting in substantial declines in profitability and possibly net losses.

Based on 2013 planned sales volumes, the following table illustrates the approximate annual impact of changes to average Canadian dollar selling prices on adjusted EBITDA:

SELLING PRICE SENSITIVITY
	Impact on	Average selling
	adjusted EBITDA	prices ($/unit)
	($ millions)	Sept. 2012
		quarter
Pulp - $25/tonne	26	802
Coated bleached board and newsprint - $25/tonne	10	861
SPF lumber - $10/mbf	8	376

The Company’s strategy is to mitigate price volatility by maintaining operations in three core sectors, namely wood products, pulp and paper; maintaining low cost, high-quality flexible production facilities; establishing and developing long-term relationships with its customers; developing specialty niche products where possible. In addition, the Company may periodically purchase lumber, pulp and newsprint derivative commodity contracts to mitigate the impact of price volatility. At September 29, 2012, the Company did not hold any significant product derivative commodity contracts, unchanged from the prior year end.

FOREIGN EXCHANGE

The Company’s revenues for most of its products are affected by fluctuations in the relative exchange rates of the Canadian dollar, the US dollar and the euro. The Company generates approximately $1.1 billion of US $ denominated sales annually from its Canadian operations. As a result, any decrease in the value of the US dollar and the euro relative to the Canadian dollar reduces the amount of revenues realized on sales in local currency. In addition, since business units purchase the majority of their production inputs in local currency, fluctuations in foreign exchange can significantly affect the unit’s relative cost position when compared to competing manufacturing sites in other currency jurisdictions.

Based on 2013 planned sales volumes and prices, the following table illustrates the impact of a 1% change in the value of the US dollar versus the Canadian dollar and the euro. For illustrative purposes, an increase of 1% in the value of the US dollar is assumed. A decrease would have the opposite effects of those shown below:

FOREIGN EXCHANGE SENSITIVITY
(in millions of dollars)
Sales increase	11
Cost of sales increase	3
Adjusted EBITDA increase	8
Interest expense increase	–
Cash flow increase	8
Loss on translation of US $ denominated debt	3
Pre-tax earnings increase	5

Tembec Financial Report 2012 47

Management’s Discussion and Analysis

Direct US $ purchases of raw materials, supplies and services provide a partial offset to the impact on sales. The above does not include the potential indirect impact of currency on the cost of items purchased in Canadian dollars.

To potentially further reduce the impact of fluctuations in the value of the US dollar, the Company has a policy, which permits hedging up to 50% of its anticipated US $ receipts for up to 36 months in duration. At September 29, 2012 and September 24, 2011, the Company did not hold any foreign exchange contracts.

OPERATIONAL RISKS

The manufacturing activities conducted by the Company’s operations are subject to a number of risks including availability and price of fibre, competitive prices for purchased energy, a productive and reliable workforce, compliance with environmental regulations, maintenance and replacement/upgrade of process equipment to manuf ac ture competitive qualit y produc t s and the requirement to operate the manufacturing facilities at high rates of utilization and efficiency to maintain a competitive cost structure.

Fibre represents the Company’s major raw material in the production of wood products, pulp and paper. In Canada, virgin fibre or timber is sourced primarily by agreements with provincial governments. The agreements are granted for various terms from five to 25 years and are generally subject to regular renewals every five years. The agreements incorporate commitments with respect to sustainable forest management, silvicultural work, forest and soil renewal, as well as cooperation with other forest users. In addition, the Company has undertaken, on a voluntary basis, to have its timber harvesting certified by the Forest Stewardship Council® (FSC®). The Company expects the agreements to be extended as they come up for renewal. Aboriginal groups have claimed substantial portions of land in various provinces over which they claim aboriginal title or in which they have a traditional intere s t and for which they are seeking compensation from various levels of government. The Company has taken a proactive approach to enhance the economic participation of First Nations in its operations wherever feasible. The Company’s operation in France sources its fibre requirements from various private sources, primarily through long-term supply arrangements.

Energy is an important component of mill costs, especially for high-yield pulp mills and newsprint mills. In 2012, purchased energy costs totalled approximately $125 million, 63% of which was electricity. Electrical purchases are made primarily from large public utilities, at rates set by regulating bodies. In certain jurisdictions, electricity is deregulated, which can lead to greater price volatility. To mitigate the effect of price fluctuations on its financial performance, the Company employs several tactics, including the securing of longer term supply agreements, the purchase of derivative commodity contracts and operational curtailments in periods of high prices (load shedding). At September 2012 and September 2011, the Company did not hold any derivative commodity contracts relating to purchased electricity. Fossil fuels, primarily natural gas, are purchased at market rates. The Company periodically purchases derivative commodity contracts to reduce its exposure. At September 29, 2012 and September 24, 2011, the Company did not hold any natural gas derivative commodity contracts.

Nearly all the Company’s manufacturing units have a unionized workforce. Over the past 30 years, the Company has successfully negotiated new collective agreements in nearly all instances, with relatively few work stoppages. At many of the Company’s facilities, as well as those of the North American industry as a whole, we have seen reductions in employment levels resulting from technological and process improvements resulting in a workforce with more years of service. This increases the relative costs of pensions and benefits. At September 201 2, the Company had approximately 2,500 employees covered by collective bargaining agreements. At September 29, 2012, there were seven agreements covering 431 employees that had expired. During fiscal 2013, no collective agreements will expire. The remaining contracts expire at various dates up to January 2019. The Company anticipates it will reach satisfactory agreements on contracts currently under active negotiations and those expiring in the future.

48 Tembec Financial Report 2012

Management’s Discussion and Analysis

The Company’s operations are subject to industry-specific environmental regulations relating to air emissions, wastewater (effluent) discharges, solid waste, landfill operations, forestry practices, and site remediation. The Company has made significant progress in reducing the environmental impact of its operations over the last 15 years. This has occurred as a result of changes in manufacturing processes, the installation of specialized equipment to treat/eliminate the materials being discharged and the implementation of standardized practices such as ISO 14001.

The production of lumber, pulp and paper is capital intensive. The Company estimates that it must invest approximately $35 million to $40 million per year on capital expenditures to avoid degradation of its current operations. As the majority of the funding is provided by cash flow from operations, there can be no assurance that the funds will be available to meet all of the Company’s capital expenditure needs. Failure to reinvest can lead to older equipment that is less productive, less reliable and more costly to maintain and operate. The risk of technological obsolescence also increases. Capital expenditure projects can be large in scale, requiring the Company to maintain and/or acquire expertise in the design, planning and execution of major capital projects. There are inherent risks in the capital expenditure process, including the potential for project cost overruns, new equipment that does not perform to anticipated or projected levels, a lengthy start-up period and disruptions to normal operations. Due to relatively low operating cash flow generation over the last several years, the Company has limited capital expenditures. This has led to a “backlog” of capital expenditure projects in many operating facilities. The Company is currently proceeding with a $190 million modernization project at the Temiscaming specialty cellulose mill. This is the first of two phases that will total in excess of $300 million to be spent over the next four to five years. As a significant portion of the funding for the modernization project is to be provided by operating cash flows, there is a risk that the Company may experience delays or cost overruns in executing this project or other required capital expenditures.

Because of the relatively high fixed cost component of certain manufacturing processes, especially in pulp and paper, the operations are 24/7 with target efficiency in the 80-85% range. Failure to operate at these levels jeopardizes the continued existence of a mill. Producers are forced to operate the facilities at “full” rate even when demand is not sufficient to absorb all of the output. This can lead to oversupply and lower prices, further increasing the inherent cyclicality of the industry.

Tembec Financial Report 2012 49

Management’s Discussion and Analysis

TRADE RESTRICTIONS / LUMBER EXPORT TAXES

The Company’s manufacturing operations are located primarily in Canada. However, sales into the Canadian market represented only 18% of consolidated sales in 2012. As such, the Company’s financial results are highly dependent on its ability to sell its products into the “export” markets. Tariffs and trade barriers that reduce or prohibit the movement of our products across international borders constitute an ongoing risk. The agreement between Canada and the United States over softwood lumber is a case in point. On October 12, 2006, Canada and the United States entered into an agreement to govern the shipment of Canadian softwood lumber into the United States. The outcome was less than satisfactory. Through a combination of quotas and export taxes, the agreement will ensure that Canadian producers of softwood lumber will remain at a competitive disadvantage versus U.S. producers when it comes to accessing the U.S. market.

FINANCIAL RISKS / DEBT SERVICE

Of the total long-term debt of $352 million, 85% relates to the US $305 million senior secured notes maturing December 2018. The notes do not require periodic payments for principal amortization. Since the entire principal amount will become due on the maturity date, it is possible the Company will not have the required funds/liquidity to repay the principal due. The Company may require access to the public or private debt markets to issue new debt instruments to replace or partially replace the notes. There is no assurance that the Company will be able to refinance the notes on commercially acceptable terms.

In addition to the above significant risks, the Company’s Annual Information Form (AIF) provides a comprehensive list of risk factors related to the Company’s operations. The AIF can be found on SEDAR.

50 Tembec Financial Report 2012

Management’s Discussion and Analysis

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Company’s President and Chief Executive Officer and the Company’s Executive Vice President, Finance and Chief Financial Officer have designed, or have caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company has been made known to them and that information required to be disclosed in the Company’s annual filings, interim filings or other reports filed by it or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified by applicable securities legislation. The Company’s President and Chief Executive Officer and the Company’s Executive Vice President, Finance and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s disclosure controls and procedures and have determined, based on that evaluation, that such disclosure controls and procedures are effective at the financial year-end.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s President and Chief Executive Officer and the Company’s Executive Vice President, Finance and Chief Financial Officer have designed, or have caused to be designed under their supervision, internal control over financial reporting as defined under National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s President and Chief Executive Officer and the Company’s Executive Vice President, Finance and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s internal control over financial reporting and have determined, based on the criteria established in Enterprise Risk Management – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and on this evaluation, that such internal controls over financial reporting are effective at the financial year-end.

CHANGES IN INTERNAL CONTROLS

During the period covered by this report, there have been no changes that have materially affected, or are reasonably likely to materially affect Tembec’s internal control over financial reporting.

OVERSIGHT ROLE OF AUDIT COMMITTEE AND BOARD OF DIRECTORS

The Audit Committee reviews the Company’s annual MD&A and related financial statements with management and the external auditors, and recommends their approval to the Board. Management and the internal auditor of the Company also present periodically to the committee a report of their assessment of the Company’s internal controls and procedures for financial reporting. The external auditor reports any internal control weaknesses identified during the quarterly reviews and the annual audit to the Audit Committee.

ADDITIONAL INFORMATION

Additional information relating to Tembec, including the Annual Information Form, can be found on SEDAR at sedar.com and on the Company’s website at tembec.com.

Tembec Financial Report 2012 51

MANAGEMENT
RESPONSIBILITY

The consolidated financial statements and all information in the Financial Report are the responsibility of the Company’s management. The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and, where necessary, include amounts which are based on best estimates and judgement. Financial information presented throughout the Financial Report is consistent with the data presented in the consolidated financial statements.

A system of internal accounting and administrative controls is maintained by management in order to provide reasonable assurance that transactions are appropriately authorized, assets are safeguarded and financial records are properly maintained to provide accurate and reliable financial statements.

The Company’s external auditors are responsible for auditing the consolidated financial statements and giving an opinion thereon. The external auditors also report any significant internal control deficiencies identified during the course of the annual audit. In addition, the Company employs internal auditors to evaluate the effectiveness of its systems, policies and procedures.

The Board of Directors has appointed an Audit Committee, consisting solely of independent directors, which reviews the consolidated financial statements and recommends their approval to the Board of Directors. The Committee meets periodically with the external auditors, the internal auditors and management to review their respective activities and the discharge of each of their responsibilities. Both the external and internal auditors have direct access to the Committee to discuss the scope of their audit work and the adequacy of internal control systems and financial reporting procedures.

The accompanying consolidated financial statements have been audited by the external auditors, KPMG LLP, whose report follows.

JAMES M. LOPEZ	MICHEL J. DUMAS
President and Chief Executive Officer	Executive Vice President, Finance and Chief Financial Officer

November 30, 2012

52 Tembec Financial Report 2012

INDEPENDENT
AUDITORS’ REPORT

To the Shareholders of Tembec Inc.

We have audited the accompanying consolidated financial statements of Tembec Inc., which comprise the consolidated balance sheets as at September 29, 2012, September 24, 2011 and September 26, 2010, the consolidated statements of net earnings (loss), comprehensive earnings (loss), changes in shareholders’ equity and cash flows for the years ended September 29, 2012 and September 24, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Tembec Inc. as at September 29, 2012, September 24, 2011 and September 26, 2010, and its consolidated financial performance and its consolidated cash flows for the years ended September 29, 2012 and September 24, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

November 30, 2012
Montreal, Canada

*CPA auditor, CA, public accounting permit no. A110592

Tembec Financial Report 2012 53

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
As at September 29, 2012, September 24, 2011 and September 26, 2010
(in millions of Canadian dollars)
	2012	2011	2010
ASSETS
Current assets:
Cash and cash equivalents	$87	$99	$68
Cash held in trust	5	6	6
Trade and other receivables (notes 9 and 19)	200	182	209
Inventories (notes 5 and 9)	255	261	255
Prepaid expenses	7	6	7
	554	554	545

Property, plant and equipment (note 6)	485	491	496
Biological assets (note 7)	4	4	7
Employee future benefits (note 12)	–	1	–
Other long-term receivables (note 8)	12	28	28
Deferred tax assets (note 18)	4	15	27
	$1,059	$1,093	$1,103

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Operating bank loans (note 9)	$68	$6	$1
Trade, other payables and accrued charges	230	240	233
Interest payable	10	8	3
Income tax payable	3	6	–
Provisions (note 11)	3	8	5
Current portion of long-term debt (note 10)	16	18	17
	330	286	259

Long-term debt (note 10)	323	271	271
Provisions (note 11)	17	16	17
Employee future benefits (note 12)	285	285	248
Other long-term liabilities	2	2	8
	957	860	803

Shareholders’ equity:
Share capital (note 13)	564	564	564
Deficit	(453)	(333)	(264)
Accumulated other comprehensive earnings (loss)	(9)	2	–
	102	233	300
	$1,059	$1,093	$1,103

Guarantees, commitments and contingencies (note 14)
The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board:

James V. Continenza	James M. Lopez
Chairman of the Board	President and Chief Executive

54 Tembec Financial Report 2012

Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF NET EARNINGS (LOSS)
Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars, unless otherwise noted)
	2012	2011
Sales	$1,666	$1,743
Freight and other deductions	232	237
Lumber export taxes	7	13
Cost of sales (excluding depreciation and amortization) (note 15)	1,290	1,321
Selling, general and administrative (note 15)	74	72
Share-based compensation (note 13)	(1)	2
Depreciation and amortization	46	48
Other items (note 16)	50	3
Operating earnings (loss)	(32)	47

Interest, foreign exchange and other	41	31
Exchange loss (gain) on long-term debt	(13)	1
Net finance costs (note 17)	28	32
Earnings (loss) before income taxes	(60)	15

Income tax expense (note 18)	22	20
Net loss	(82)	(5)

Basic and diluted net loss in dollars per share (note 13)	$(0.82)	$(0.05)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)
Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars)
	2012	2011
Net loss	$(82)	$(5)
Other comprehensive earnings (loss), net of income taxes:
Defined benefit pension plans (note 12)	(42)	(64)
Other benefit plans (note 12)	4	–
Foreign currency translation differences for foreign operations	(11)	2
Total comprehensive loss	$(131)	$(67)
The accompanying notes are an integral part of these consolidated financial statements.

Tembec Financial Report 2012 55

Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars)
		Translation
	Share	of foreign		Shareholders’
	capital	operations	Deficit	equity

Balance - beginning of year, September 26, 2010	$564	$–	$(264)	$300

Net loss	–	–	(5)	(5)
Other comprehensive earnings (loss), net of income taxes:
Defined benefit pension plans (note 12)	–	–	(64)	(64)
Other benefit plans (note 12)	–	–	–	–
Foreign currency translation differences for foreign operations	–	2	–	2

Balance - end of year, September 24, 2011	564	2	(333)	233

Net loss	–	–	(82)	(82)
Other comprehensive earnings (loss), net of income taxes:
Defined benefit pension plans (note 12)	–	–	(42)	(42)
Other benefit plans (note 12)	–	–	4	4
Foreign currency translation differences for foreign operations	–	(11)	–	(11)

Balance - end of year, September 29, 2012	$564	$(9)	$(453)	$102

The accompanying notes are an integral part of these consolidated financial statements.

56 Tembec Financial Report 2012

Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars)
	2012	2011
Cash flows from operating activities:
Net loss	$(82)	$(5)
Adjustments for:
Depreciation and amortization	46	48
Net finance costs (note 17)	28	32
Income tax expense (note 18)	22	20
Income tax paid	(14)	(1)
Excess cash contributions over employee future benefits expense	(34)	(22)
Provisions (note 11)	12	1
Impairment loss (note 16)	67	–
Gain on sale of assets and deconsolidation of a subsidiary	(30)	(7)
Other	(2)	(2)
	13	64
Changes in non-cash working capital:
Trade and other receivables	(30)	33
Inventories	(40)	(7)
Prepaid expenses	(1)	1
Trade, other payables and accrued charges	(14)	8
	(85)	35
	(72)	99
Cash flows from investing activities:
Additions to property, plant and equipment	(108)	(65)
Proceeds from sale of net assets (note 16)	84	17
Other	(1)	2
	(25)	(46)
Cash flows from financing activities:
Change in operating bank loans	62	5
Increase in long-term debt	74	8
Repayments of long-term debt	(11)	(8)
Interest paid	(34)	(25)
Other	–	(2)
	91	(22)
	(6)	31
Foreign exchange loss on cash and cash equivalents held in foreign currencies	(6)	–
Net increase (decrease) in cash and cash equivalents	(12)	31
Cash and cash equivalents, beginning of year	99	68
Cash and cash equivalents, end of year	$87	$99

The accompanying notes are an integral part of these consolidated financial statements.

Tembec Financial Report 2012 57

Consolidated Financial Statements

CONSOLIDATED BUSINESS SEGMENT INFORMATION
Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars)

The Company operates an integrated forest products business, which is managed in four segments:

The Forest Products segment consists primarily of forest and sawmills operations, which produce lumber and building materials.

The Specialty Cellulose and Chemical Pulp segment consists primarily of manufacturing and marketing activities of specialty cellulose and chemical pulps including the transformation and sale of resins and pulp by-products. A significant portion of chemical product sales are related to by-products generated by the two specialty cellulose pulp mills.

The High- Yield Pulp segment includes the manufacturing and marketing activities of high-yield pulps.

The Paper segment consists primarily of production and sales of coated bleached board and newsprint.

Intersegment transfers of wood chips, pulp and other services are recorded at transfer prices agreed to by the parties, which are intended to approximate fair market value. The basis of presentation and the accounting policies used in these business segments are the same as those described in notes 2 and 3.

The financial performance of each segment is measured based on earnings before interest, income taxes, depreciation and amortization, and other specific or non-recurring items (adjusted EBITDA). This measure is included in the internal reports that are reviewed by senior management. Segment adjusted EBITDA is used to measure performance as management believes that such information is the most relevant in evaluating financial results relative to other entities that operate within similar businesses. Net finance costs and income tax are not allocated to operating segments.

56 Tembec Financial Report 2012

Consolidated Financial Statements

CONSOLIDATED BUSINESS SEGMENT INFORMATION (CONTINUED)
Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars)
							2012
		Specialty	High-
	Forest	Cellulose and	Yield			Consolidation
	Products	Chemical Pulp	Pulp	Paper	Corporate	adjustments	Consolidated
Sales:
External	$348	$650	$322	$346	$–	$–	$1,666
Internal	84	12	30	–	13	(139)	–
	432	662	352	346	13	(139)	1,666

Freight and other deductions	41	68	77	46	–	–	232
Lumber export taxes	7	–	–	–	–	–	7
Cost of sales	385	481	298	252	13	(139)	1,290
Selling, general and administrative	15	21	6	11	21	–	74
Share-based compensation	–	–	–	–	(1)	–	(1)

Earnings (loss) before the following (adjusted EBITDA):	(16)	92	(29)	37	(20)	–	64
Depreciation and amortization	10	21	13	2	–	–	46
Other items (note 16)	(22)	–	50	–	22	–	50
Operating earnings (loss)	$(4)	$71	$(92)	$35	$(42)	$–	$(32)

Additions to property, plant and equipment	$12	$91	$8	$7	$2	$–	$120
Total assets	$216	$544	$156	$120	$23	$–	$1,059

							2011
		Specialty	High-
	Forest	Cellulose and	Yield			Consolidation
	Products	Chemical Pulp	Pulp	Paper	Corporate	adjustments	Consolidated
Sales:
External	$375	$681	$348	$339	$–	$–	$1,743
Internal	96	12	30	–	7	(145)	–
	471	693	378	339	7	(145)	1,743

Freight and other deductions	47	66	79	45	–	–	237
Lumber export taxes	13	–	–	–	–	–	13
Cost of sales	441	464	299	255	7	(145)	1,321
Selling, general and administrative	17	23	3	10	19	–	72
Share-based compensation	–	–	–	–	2	–	2

Earnings (loss) before the following (adjusted EBITDA):	(47)	140	(3)	29	(21)	–	98
Depreciation and amortization	14	19	11	3	1	–	48
Other items (note 16)	3	–	–	–	–	–	3
Operating earnings (loss)	$(64)	$121	$(14)	$26	$(22)	$–	$47

Additions to property, plant and equipment	$10	$38	$5	$5	$–	$–	$58
Total assets	$267	$491	$173	$122	$40	$–	$1,093

The accompanying notes are an integral part of these consolidated financial statements.

Tembec Financial Report 2012 59

Consolidated Financial Statements

CONSOLIDATED GEOGRAPHIC AREA INFORMATION
Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars)
					2012
		Specialty
	Forest	Cellulose and	High-Yield
	Products	Chemical Pulp	Pulp	Paper	Consolidated
Sales (by final destination):
Canada	$194	$49	$–	$61	$304
United States	145	202	2	265	614
China	6	112	116	–	234
European Union	–	209	57	10	276
Other	3	78	147	10	238
	$348	$650	$322	$346	$1,666

					2011
		Specialty
	Forest	Cellulose and	High-Yield
	Products	Chemical Pulp	Pulp	Paper	Consolidated
Sales (by final destination):
Canada	$208	$52	$2	$59	$321
United States	146	191	2	252	591
China	15	158	170	–	343
European Union	1	195	55	11	262
Other	5	85	119	17	226
	$375	$681	$348	$339	$1,743

	2012	2011	2010
Property, plant and equipment:
Canada	$393	$407	$424
France	91	83	70
Other	1	1	2
	$485	$491	$496

60 Tembec Financial Report 2012

Notes to Consolidated Financial Statements
(in millions of Canadian dollars, unless otherwise noted)

1. REPORTING ENTITY AND NATURE OF OPERATIONS

Tembec Inc. (the “Corporation”) and its subsidiaries (collectively “Tembec” or the “Company”) operate an integrated forest products business.

The Corporation is incorporated and domiciled in Canada and listed on the Toronto Stock Exchange under the symbol TMB. The address of the Company’s registered office is 800 René-Lévesque Blvd. West, Suite 1050, Montreal, Quebec, Canada, H3B 1X9.

2. BASIS OF PRESENTATION

STATEMENT OF COMPLIANCE

Effective September 26, 2010, the Company fully adopted International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) as the basis for preparation of financial information and accounting.

These audited consolidated financial statements and the notes thereto represent the first annual consolidated financial statements of the Company that have been prepared in accordance with IFRS as issued by the IASB. The Company has also complied with the requirements of IFRS 1, First-time Adoption of IFRS. Subject to certain transition elections and exceptions disclosed in note 22, the Company consistently applied the accounting policies used in its opening IFRS consolidated balance sheet as at September 26, 2010, throughout all periods presented as if these policies had always been in effect.

An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in note 22.

These audited consolidated financial statements were authorized for issue by the Board of Directors on November 15, 2012.

BASIS OF MEASUREMENT

The audited consolidated financial statements have been prepared on the historical cost basis, except for the following items in the consolidated balance sheet:

the defined benefit liability is recognized as the net total of the present value of the defined benefit obligation less the fair value of the plan assets;
biological assets are measured at fair value less costs to sell;
asset retirement obligations and reforestation obligations are measured at the discounted value of expected future cash flows;
liabilities for cash-settled share-based payment arrangements are measured at fair value;
warrants classified as liabilities are measured at fair value; and
embedded and freestanding derivative financial instruments are measured at fair value.

Tembec Financial Report 2012 61

Notes to Consolidated Financial Statements

2. BASIS OF PRESENTATION (CONTINUED)

FUNCTIONAL AND PRESENTATION CURRENCY

These audited consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. Management believes that the Canadian dollar best reflects the currency of the primary economic environment in which Tembec operates. All financial information presented has been rounded to the nearest million, unless otherwise noted.

USE OF ESTIMATES AND JUDGEMENTS

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements and that may result in material adjustments to the carrying amounts within the next fiscal year include the determination of the net realizable value of inventories, provisions, recoverability of deferred tax assets, the measurement of defined benefit obligations and the valuation of pension plan assets.

Other areas requiring the use of management estimates include the determination of the value of biological assets, financial instruments, guarantees, commitments, and contingencies. It also includes collectability of accounts receivable, estimating the useful life and residual value of property, plant and equipment, as well as assessing the recoverability of property, plant and equipment, and long-term receivables.

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently in the audited consolidated financial statements and in preparing the opening IFRS balance sheet at September 26, 2010 (the “Transition Date”), for the purposes of the transition to IFRS.

BASIS OF CONSOLIDATION

These audited consolidated financial statements include the accounts of the Company. Investments over which the Corporation has effective control are fully consolidated. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Company.

62 Tembec Financial Report 2012

Notes to Consolidated Financial Statements

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FOREIGN CURRENCY

Foreign currency transactions
Transactions in foreign currencies are translated to the respective functional currencies of each operation using exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency using the exchange rate at that date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency using the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Foreign currency differences arising on translation are recognized in profit or loss.

Foreign operations
The assets and liabilities of foreign operations with functional currencies other than the Canadian dollar are translated to Canadian dollars using the exchange rates at the reporting date. The income and expenses of foreign operations are translated to Canadian dollars using the average exchange rates during the reporting period.

Foreign currency differences are recognized in other comprehensive income. When a foreign operation is disposed of, in part or in full, the relevant amount in the foreign currency translation reserve is transferred to the statement of earnings (loss) as part of the gain or loss on disposal.

FINANCIAL INSTRUMENTS

Non-derivative financial assets and liabilities
Cash and cash equivalents, trade and other receivables and long-term receivables are classified as loans and receivables, which is the Company’s only non-derivative financial asset. Operating bank loans, trade and other payables, interest payable and long-term debt are classified as other liabilities, which is the Company’s only non-derivative financial liability.

The Company initially recognizes all financial assets and liabilities on the date that they are originated. Subsequent to initial recognition at fair value, the financial assets are accounted for on an amortized cost basis using the effective interest rate method. Subsequent to initial recognition at fair value plus any directly attributable transaction costs, the financial liabilities are accounted for on an amortized cost basis using the effective interest rate method.

Transaction costs incurred upon the issuance of debt instruments or modification of a financial liability are deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability.

Tembec Financial Report 2012 63

Notes to Consolidated Financial Statements

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FINANCIAL INSTRUMENTS (CONTINUED)

Derivative financial instruments
The Company may manage, from time to time, its foreign exchange exposure on anticipated net cash inflows, principally US dollars and euros, through the use of options and forward contracts.

The Company may manage, from time to time, its exposure to commodity price risk associated with sales of lumber, pulp and newsprint through the use of cash-settled hedge (swap) contracts. The Company does not hold or issue derivative financial instruments for trading or speculative purposes.

The Company does not currently apply hedge accounting.

The Company has also previously issued liability-classified derivatives over its own equity, all of which expired on February 29, 2012.

All derivatives are recognized initially at fair value. Attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value and changes therein are accounted for in net finance costs.

Common shares
Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

INVENTORIES

Finished goods, work-in-process, wood chips, logs, and other raw materials are valued at the lower of cost, determined on an average cost basis, and net realizable value. In the case of manufactured inventories and work-in-process, cost includes expenditure incurred in acquiring raw materials, production or conversion costs and other costs incurred in bringing the inventory to their existing location and conditions as well as an appropriate share of production overheads based on normal operating capacity. For all raw materials to be used in the production of finished goods, net realizable value is determined on an as-converted-to-finished-goods basis. Operating, maintenance and spare parts inventories are valued at lower of average cost and net realizable value.

PROPERTY, PLANT AND EQUIPMENT

Recognition and measurement
Property, plant and equipment are recorded at cost, after deducting investment tax credits and government assistance, less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to acquiring and bringing the assets to a working condition for their intended use. The Company capitalizes borrowing costs, which are directly attributable to the acquisition, construction or production of qualifying assets, unless development activities on these qualifying assets are suspended, in which case borrowing costs are expensed.

64 Tembec Financial Report 2012

Notes to Consolidated Financial Statements

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Subsequent costs
The cost of replacing a component of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced component is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

Depreciation
Depreciation is calculated over the depreciable amount, which is the cost of an asset less its residual value. Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment.

The estimated useful lives of the current and comparative periods are as follows:

Assets	Period
Buildings	20 – 30 years
Production equipment:
Pulp and paper	20 – 30 years
Sawmill	10 – 15 years
Forest access roads	3 – 20 years

Assets under construction are recognized at cost and are not depreciated as the assets are not available for use. Repairs and maintenance as well as planned shutdown maintenance are charged to expense as incurred.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

BIOLOGICAL ASSETS

Standing timber on privately held forest land that is managed for timber production is characterized as a biological asset. Accordingly, on each balance sheet date, the biological asset is valued at its fair value less costs to sell with any change therein, as a result of growth, harvest and change in valuation assumptions recognized in net income (loss) for the period. Standing timber is transferred to inventory at its fair value less costs to sell at the date the logs are removed from the forest. Land under standing timber is measured at cost and included in property, plant and equipment.

LEASED ASSETS

Leases in terms of which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are operating leases and the leased assets are not recognized in the Company’s balance sheet.

Tembec Financial Report 2012 65

Notes to Consolidated Financial Statements

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

IMPAIRMENT

Financial assets (including receivables)
A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Impairment losses recognized in prior periods are assessed at each balance sheet date for any indication that the loss has decreased or no longer exists. For financial assets measured at amortized cost, the reversal is recognized in profit or loss.

Non-financial assets
The carrying amounts of the Company’s non-financial assets, other than biological assets, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset or cash-generating unit (CGU) is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the CGU. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs reduce the carrying amounts of the assets in the unit that is subject to the impairment test on a pro rata basis.

An impairment loss recognized in prior periods is assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

66 Tembec Financial Report 2012

Notes to Consolidated Financial Statements

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROVISIONS

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

Environmental costs
The Company is subject to environmental laws and regulations enacted by federal, provincial, state and local authorities. Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and that are not expected to contribute to current or future operations are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are likely, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

Reforestation
Forestry legislation in British Columbia requires the industry to assume the cost of reforestation on certain harvest licences. Accordingly, the Company records a liability for the costs of reforestation in the period in which the timber is harvested. In periods subsequent to the initial measurement, changes in the liability resulting from the passage of time and revisions to management’s estimates are recognized in net income as they occur.

Site restoration
In accordance with the Company’s published environmental policy and applicable legal requirements, a provision for site restoration in respect of contaminated land, and the related expense, is recognized when the land is contaminated.

Restructuring
A provision for restructuring is recognized when the Company has approved a detailed and formal restructuring plan, and the restructuring either has commenced or has been announced publicly. Future operating costs and losses are recognized on the same basis as if they arose independently of the restructuring.

Onerous contracts
A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

Tembec Financial Report 2012 67

Notes to Consolidated Financial Statements

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROVISIONS (CONTINUED)

Contingent liability
A contingent liability is a possible obligation that arises from past events and of which the existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not within the control of the Company, or a present obligation that arises from past events (and therefore exists), but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation, or the amount of the obligation cannot be estimated reliably.

EMPLOYEE FUTURE BENEFITS

Employee future benefits include pension plans and other benefit plans. Other benefit plans include post-employment life insurance programs, healthcare and dental care benefits as well as certain other long-term benefits provided to disabled employees.

Defined contribution pension plans
A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

Defined benefit pension plans
A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Company, the recognized asset is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Company. An economic benefit is available to the Company if it is realizable during the life of the plan, or on settlement of the plan liabilities.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized in profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in the statement of earnings (loss).

68 Tembec Financial Report 2012

Notes to Consolidated Financial Statements

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

EMPLOYEE FUTURE BENEFITS (CONTINUED)

The Company recognizes the current service cost in the employee future benefit costs. Interest cost and the expected return on plan assets are recognized in interest, foreign exchange and other. The actuarial gains and losses arising from defined benefit plans are recognized in other comprehensive income.

Other benefit plans
The Company’s net obligation in respect of long-term employee benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Company’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains and losses are recognized in the statement of comprehensive earnings (loss) in the period in which they arise.

OTHER EMPLOYEE BENEFITS

Short-term employee benefits
Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under the short-term incentive plan if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

Share-based compensation transactions
The Company uses the fair value based approach of accounting for all share options granted to its employees, whereby a compensation expense is recognized over the vesting period of the options, with a corresponding increase to contributed surplus. The Company bases the accruals of compensation cost on the best available estimate of the number of options that are expected to vest and revises that estimate if subsequent information indicates that actual forfeitures are likely to differ from initial estimates. Any consideration paid by plan participants in the exercise of share options or purchase of shares is credited to share capital. The contributed surplus component of share-based compensation is transferred to share capital upon the issuance of common shares.

Deferred Share Units (DSU) are recognized in compensation expense and accrued liabilities as they are earned. DSUs are remeasured at each reporting period at fair value, until settlement.

Performance-Conditioned Restricted Share Units (PCRSU) and Performance-Conditioned Share Units (PCSU) are recognized in compensation expense and accrued liabilities when it is likely that the performance conditions attached to the unit will be met. Compensation cost is prorated based on the underlying service period and the liability is remeasured at each reporting period at fair value, until settlement.

Tembec Financial Report 2012 69

Notes to Consolidated Financial Statements

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

OTHER EMPLOYEE BENEFITS (CONTINUED)

Termination benefits
Termination benefits are recognized as an expense when the Company is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Company has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

SALES

Sale of goods is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

INVESTMENT TAX CREDIT AND GOVERNMENT ASSISTANCE

Amounts received resulting from government assistance programs, including grants and investment tax credits for scientific research and experimental development, are reflected as a reduction of the cost of the asset or expense to which they relate at the time the eligible expenditure is incurred. Government financial assistance is recorded when there is reasonable assurance that the Company will comply with relevant conditions. Investment tax credits are recognized when the Company has made the qualifying expenditures and there is reasonable assurance that the credits will be realized.

FINANCE COSTS AND FINANCE INCOME

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions and the amortization of other related transactions costs. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses, gain or loss on embedded and freestanding derivative instruments, and interest on employee future benefit obligations and pension plan assets are reported on a net basis as finance cost or finance income.

INCOME TAXES

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

70 Tembec Financial Report 2012

Notes to Consolidated Financial Statements

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES (CONTINUED)

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the balance sheet method, with respect to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and associates to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

FREIGHT AND OTHER DEDUCTIONS

Freight associated with shipping products to customer and handling finished goods as well as discounts on prompt payment are included in Freight and other deductions in the consolidated statements of net earnings (loss).

Tembec Financial Report 2012 71

Notes to Consolidated Financial Statements

4. NEW STANDARDS AND INTERPRETATION NOT YET ADOPTED

IFRS 7 FINANCIAL INSTRUMENTS – DISCLOSURES

In December 2011, the IASB amended the standard IFRS 7, Financial Instruments – Disclosures, to provide additional information about offsetting of financial assets and financial liabilities. IFRS 7 has been amended to require disclosures that will enable users of financial statements to evaluate the effect or potential effect of netting arrangements, including rights of set-off associated with an entity’s recognized financial assets and recognized financial liabilities, on the entity’s balance sheet. An entity provides information including the gross amounts subject to rights of set-off, amounts set off in accordance with the offsetting criteria, amounts of financial instruments subject to master netting arrangements or similar agreements, and the related net amounts to meet the disclosure objective.

These amendments are effective for annual periods beginning on or after January 1, 2013. The Company has not yet begun the process of assessing the impact that the new standard will have on its financial statements and does not plan to early adopt the new requirement.

IFRS 9 FINANCIAL INSTRUMENTS

In November 2009, the IASB issued IFRS 9, Financial Instruments (IFRS 9), and in October 2010, the IASB published amendments to IFRS 9 (IFRS 9 R).

IFRS 9 R supersedes IFRS 9 and is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. For annual periods beginning before January 1, 2015, either IFRS 9 or IFRS 9 R may be applied. This standard provides guidance on the classification and measurement of financial liabilities and the presentation of gains and losses on financial liabilities designated at fair value through profit and loss. When an entity elects to measure a financial liability at fair value, gains or losses due to changes in the credit risk of the instrument must be recognized in other comprehensive income. The Company has not yet begun the process of assessing the impact that the new standard will have on its financial statements and does not plan to early adopt the new requirement.

IFRS 13 FAIR VALUE MEASUREMENT

In May 2011, the IASB issued the standard, IFRS 13, Fair Value Measurement. The new standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. This new standard is not expected to have an impact on the amounts recorded in the financial statements. The Company does not plan to early adopt the standard.

72 Tembec Financial Report 2012

Notes to Consolidated Financial Statements

4. NEW STANDARDS AND INTERPRETATION NOT YET ADOPTED (CONTINUED)

IAS 1 PRESENTATION OF FINANCIAL STATEMENTS

IAS 1 has been amended to require entities to separate items presented in other comprehensive income into two groups, based on whether or not items may be recycled to net income in the future. Entities that choose to present other comprehensive income items before tax will be required to show the amount of tax related to the two groups separately. The amendment is effective for annual periods beginning on or after July 1, 2012, with earlier application permitted. IAS 1 is not expected to have an impact on amounts recorded in the financial statements of the Company. The Company does not plan to early adopt the standard.

AMENDMENTS TO IAS 19 EMPLOYEE BENEFITS

In June 2011, the IASB published an amended version of IAS 19, Employee Benefits. Adoption of the amendment is required for annual periods beginning on or after January 1, 2013, with early adoption permitted. This standard was amended to:

a)	eliminate the option to defer the recognition of gains and losses arising in defined benefit plans;

b)	require gains and losses relating to those plans to be presented in other comprehensive income; and

c)	improve the disclosure requirements concerning the characteristics of defined benefit plans and the risks arising from those plans.

The amended standard also incorporates changes to the accounting for termination benefits. The amendment is generally applied retrospectively with certain exceptions. The Company is still in the process of assessing the full impact that the new standard will have on its financial statements and does not plan to early adopt the new requirement.

IAS 32 FINANCIAL INSTRUMENTS – PRESENTATION

In December 2011, the IASB amended the standard IAS 32, Financial Instruments – Presentation, to address inconsistencies identified in applying some of the offsetting criteria. IAS 32 clarifies the meaning of the offsetting criterion “currently has a legally enforceable right to set off” and the principle behind net settlement, including identifying when some gross settlement systems may be considered equivalent to net settlement.

These amendments are effective for annual periods beginning on or after January 1, 2014. This new standard is not expected to have an impact on the amounts recorded in the financial statements. The Company does not plan to early adopt the standard.

Tembec Financial Report 2012 73

Notes to Consolidated Financial Statements

5. INVENTORIES

	2012	2011	2010
Finished goods	$118	$112	$111
Logs and wood chips	61	66	64
Supplies and materials	76	83	80
	$255	$261	$255
Inventories carried at net realizable value	$48	$32	$30

For the years ended in September 2012 and 2011, cost of sales consists primarily of inventories recognized as an expense. Inventories at September 29, 2012, were written down by $6 million (2011 - $4 million; 2010 - $4 million) to reflect net realizable value being lower than cost. The write-down and reversal, if any, are included in cost of sales.

The provision for net realizable values relating to logs and finished goods were as follows:

	2012	2011	2010
Forest Products	$1	$3	$4
Specialty Cellulose and Chemical Pulp	1	–	–
High-Yield Pulp	4	1	–
Paper	–	–	–
	$6	$4	$4

74 Tembec Financial Report 2012

Notes to Consolidated Financial Statements

6. PROPERTY, PLANT AND EQUIPMENT

			Production equipment		Forest	Assets
			Pulp and		access	under
	Land	Buildings	Paper	Sawmill	roads	construction	Total
Cost
Balance, September 26, 2010	$12	$77	$440	$90	$11	$11	$641
Additions	–	2	21	3	6	26	58
Disposals	–	–	(21)	(1)	–	–	(22)
Balance, September 24, 2011	12	79	440	92	17	37	677
Additions	–	1	47	7	3	62	120
Interest capitalized on assets under construction	–	–	–	–	–	2	2
Disposals	(1)	(4)	(4)	(30)	(12)	(4)	(55)
Effect of movements in exchange rates	–	(1)	(8)	–	–	(1)	(10)
Balance, September 29, 2012	$11	$75	$475	$69	$8	$96	$734
Depreciation
Balance, September 26, 2010	$–	$14	$81	$50	$–	$–	$145
Depreciation	–	5	31	11	1	–	48
Disposals	–	–	(7)	–	–	–	(7)
Balance, September 24, 2011	–	19	105	61	1	–	186
Depreciation	–	6	31	8	1	–	46
Impairment loss	–	–	43	–	1	–	44
Disposals	–	(3)	(2)	(19)	(1)	–	(25)
Effect of movements in exchange rate	–	–	(2)	–	–	–	(2)
Balance, September 29, 2012	$–	$22	$175	$50	$2	$–	$249
Carrying amounts
At September 26, 2010	$12	$63	$359	$40	$11	$11	$496
At September 24, 2011	$12	$60	$335	$31	$16	$37	$491
At September 29, 2012	$11	$53	$300	$19	$6	$96	$485

During fiscal 2012, the Company recorded an impairment loss of $44 million related to property, plant and equipment of the Chetwynd, British Columbia, high-yield pulp mill. Subsequent to the announced indefinite idling of the pulp mill and following a review of its business plan, the Company undertook an impairment review and found that the carrying value of its assets exceeded their recoverable amount being the fair value less cost to sell. The recoverable amount was determined to be nominal.

As at the end of September 2012, assets under construction include $59 million (2011 – $3 million) of the $190 million capital investment to upgrade the specialty cellulose manufacturing facility at Temiscaming, Quebec (see note 14, Commitments – Capital Investment).

Tembec Financial Report 2012 75

Notes to Consolidated Financial Statements

7. BIOLOGICAL ASSETS

The Company’s private timberlands are classified as a growing forest, with the standing timber defined and recognized as a biological asset at fair value less costs to sell at each reporting date, with the underlying land being considered a component of property, plant and equipment and recognized at cost.

Balance, September 26, 2010	$7
Harvested timber transferred to inventories	(1)
Change in fair value less costs to sell	(2)
Balance, September 24, 2011	$4
Disposals	(1)
Change in fair value less costs to sell	1
Balance, September 29, 2012	$4

	2012	2011	2010

Current	$–	$–	$–
Non-current	4	4	7
	$4	$4	$7

8. OTHER LONG-TERM RECEIVABLES

	2012	2011	2010

Loan receivable - Temlam Inc.	$7	$23	$23
Long-term loans to employees	2	1	2
Other	3	4	3
	$12	$28	$28

In October 2008, the Company assumed the rank of secured lender in Temlam Inc. by effecting a payment of $22 million plus $1 million of custodial fees. The Company retains a 50% ownership position in Temlam Inc., which is currently under creditor protection and owns an idled laminated veneer lumber (LVL) facility located in Amos, Quebec. During fiscal 2012, the Company recorded an impairment loss of $16 million related to the loan receivable. The cutting rights that were previously attached to the LVL facility were granted to another company. In the absence of a guaranteed fiber supply, the Company has concluded that the re-start of the facility is unlikely and has adjusted its carrying value to the amount anticipated to be realized upon liquidation or sale.

76 Tembec Financial Report 2012

Notes to Consolidated Financial Statements

9. OPERATING BANK LOANS

On March 4, 2011, the Company entered into a new $200 million asset-based revolving five-year working capital facility (ABL) expiring in February 2016. The facility has a first priority charge over the receivables and inventories of the Company’s Canadian operations. As at September 29, 2012, the amount available, based on eligible receivables and inventories, was $144 million of which $65 million was drawn and $48 million was reserved for letters of credit. Interest is calculated based either on the BA Rate, the LIBOR, the Canadian Prime Rate or the U.S. Base Rate, as the case may be, plus an applicable margin.

In April 2011, the Ontario Court of Appeal rendered a decision in the restructuring proceedings involving Indalex Limited under the Companies’ Creditors Arrangement Act (CCAA). The Court of Appeal held that defined benefit pension plan deficiency claims had priority over security held by debtor-in-possession (DIP) lenders in the context of a sale made under a CCAA proceeding. This decision is currently being appealed to the Supreme Court of Canada. In light of the uncertainty surrounding the Ontario Court of Appeal decision, the ABL agent requested that the Company refrain from making any further draws or utilization of the ABL facility until such priority issue is dealt with by the Supreme Court of Canada. The Company is currently under discussions with the ABL agent regarding this request as it considers the risk to be minimal and the position of the ABL agent to be unwarranted.

The French operations are supported by “receivable factoring” agreements. As such, the borrowing base fluctuates periodically, depending on shipments and cash receipts. At the end of September 2012, the amount available was $20 million of which $3 million was drawn.

The Company’s exposure to interest rate risk, foreign currency and liquidity risk is disclosed in note 19.

Tembec Financial Report 2012 77

Notes to Consolidated Financial Statements

10. LONG-TERM DEBT

	2012	2011	2010
Tembec Industries Inc.
11.25% senior secured notes US $305 million (2011 and 2010 - US $255 million), due December 15, 2018, with semi-annual interest payments due June 15 and December 15 of each year	$300	$262	$261
Tembec Tartas SAS
Secured term loans € 6million (2011 - € 5 million; 2010 - nil), bearing interest at EURIBOR plus 2%, repayable in quarterly instalments beginning in March 2012 and maturing in December 2017	8	7	–
Unsecured term loans € 11 million (2011 - € 12 million; 2010 - € 9 million), non-interest bearing, repayable and maturing at various dates from June 2014 to September 2020. The effective interest rate on these loans is 6%	14	17	12
Other	–	1	2
Tembec Energy LP
6.35% secured term loan, interest payable on a monthly basis, repayable in blended monthly instalments beginning July 15, 2014 to June 15, 2022 with a balloon payment of $12 million in July 2022	20	–	–
Kirkland Lake Engineered Wood Products Inc.	8	8	8
Tembec Inc.
6% unsecured notes	–	5	9
Other	2	2	2
Tembec Envirofinance SAS	–	–	7
	$352	$302	$301
Less current portion	16	18	17
Less unamortized financing costs	13	13	13
	$323	$271	$271

On February 23, 2012, the Company completed an add-on offering of US $50 million in aggregate principal amount of 11.25% senior secured notes due December 15, 2018. The add-on offering notes were offered as additional notes under the indenture dated as of August 17, 2010, pursuant to which the Company had previously issued US $255 million in aggregate principal amount of 11.25% senior secured notes due December 15, 2018. The notes are senior obligations secured by a first priority lien on certain of the property and assets of the Company and the guarantors of the notes, other than receivables, inventory and certain intangibles upon which the note holders have a second priority lien. The notes are guaranteed by the Company and certain of its subsidiaries.

78 Tembec Financial Report 2012

Notes to Consolidated Financial Statements

10. LONG-TERM DEBT (CONTINUED)

The previously issued notes were registered following an exchange offer and registration with the Securities and Exchange Commission (SEC) completed on March 31, 2011. The add-on offering notes were registered following an exchange offer and registration with the SEC completed on September 28, 2012. Since registration, the add-on offering notes are trading fungibly with the previously issued notes.

In addition, the Company must maintain their registration with the SEC throughout the life of the notes. If the obligations under the registration rights agreement are not satisfied, the Company will be required to pay additional interest to the holders of the notes up to a maximum annual amount of US $3 million.

On June 29, 2012, the Company entered into a $30 million term loan facility to assist with the financing of the specialty cellulose project in Temiscaming, Quebec, which is described in more detail in note 14. The interest rate on this loan will be the greater of 6.35% and the yield on equivalent term Government of Canada bonds plus 4.25% at the date the funds are advanced. The loan will be reimbursed in blended monthly instalments over a period of eight years beginning approximately 24 months after the initial advance, with a “balloon” payment of $18 million to be repaid at the end of the ten-year term period. The loan is secured by the project assets. On July 12, 2012, the Company drew a first tranche of $20 million bearing interest at 6.35% .

The Company’s credit agreements contain covenants that could in certain circumstances restrict the ability of the Company to incur or guarantee additional indebtedness, to encumber or dispose of its assets or make certain payments or distributions.

The Company’s exposure to interest rate risk, foreign currency and liquidity risk is disclosed in note 19.

Instalments on consolidated long-term debt for the five years following September 29, 2012, are as follows:

2013	$16
2014	$6
2015	$7
2016	$7
2017	$4

Tembec Financial Report 2012 79

Notes to Consolidated Financial Statements

11. PROVISIONS

	Site			Total
	restoration	Reforestation	Other	provisions

Balance, beginning of year, September 26, 2010	$4	$13	$5	$22
Provisions made during the year	–	5	–	5
Unwinding of discount	–	1	–	1
Paid during the year	–	(4)	–	(4)
Balance, end of year, September 24, 2011	4	15	5	24
Provisions made during the year	9	4	–	13
Paid during the year	–	(1)	–	(1)
Sale of BC sawmills (note 16)	–	(16)	–	(16)
Balance, end of year, September 29, 2012	$13	$2	$5	$20

	2012	2011	2010
Current	$3	$8	$5
Non-current	17	16	17
	$20	$24	$22

SITE RESTORATION

In accordance with Canadian law, land fill sites have a predetermined life and must be restored to their original condition at the end of their life. Because of the long-term nature of the liability, the most significant uncertainty in estimating the provision is the costs that will be incurred. In particular, the Company has assumed that the land fill sites will be restored using technology and materials that are currently available. The Company has been provided with a range of reasonably possible outcomes of the total cost, reflecting different assumptions about changes in technology and pricing of the individual components of the cost. The restoration is expected to occur over the next 30 years.

Fiscal 2012 includes a charge of $4 million relating to the Marathon, Ontario, NBSK pulp mill site. An agreement was reached with the Province of Ontario and other implicated parties as to future remediation work. As part of the settlement, the Company received $2 million from a previous owner and agreed to carry out remediation work totalling approximately $6 million over the next several years.

Fiscal 2012 includes charges of $3 million for other sites for which the Company has a legal obligation to carry out remediation.

80 Tembec Financial Report 2012

Notes to Consolidated Financial Statements

11. PROVISIONS (CONTINUED)

REFORESTATION

In accordance with British Columbia law, the Company has an obligation to perform certain reforestation activities during periods of 12 to 15 years following the harvest. Because of the long-term nature of the liability, the most significant uncertainty in estimating the provision is the costs that will be incurred. In particular, the Company has assumed that current reforestation practice will continue to meet government policy, that adequate forest fire protection is in place, that suitable external funding will be made available to manage incremental forest pests and disease issues and that government policy with respect to reforestation will not change materially. The provision includes reforestation of different harvested areas, which are at different stages in the reforestation process. On March 23, 2012, the Company sold its British Columbia sawmills and, as part of the agreement, the buyer assumed the related reforestation obligation for an amount of $16 million.

12. EMPLOYEE FUTURE BENEFITS

DEFINED CONTRIBUTION PENSION PLANS

The Company contributes to defined contribution pension plans, provincial and labour sponsored pension plans, group registered retirement savings plans, deferred profit sharing plans, and 401(k) plans. The pension expense of $9 million (2011 – $11 million) under these plans is equal to the Company’s contribution.

DEFINED BENEFIT PENSION PLANS

The Company has several defined benefit pension plans. Non-unionized employees in Canada joining the Company after January 1, 2000, participate in defined contribution pension plans. Some of the defined benefit pension plans are contributory. The pension expense and the obligation related to the defined benefit pension plans are actuarially determined using management’s most probable assumptions.

OTHER BENEFIT PLANS

The Company offers post-employment life insurance, healthcare and dental care plans to some of its retirees. The Company offers other long-term benefits as healthcare and dental care plans to disabled employees. The Company also assumes other long-term benefits as life insurance coverage to some of its disabled employees.

The other benefit plans expenses and the obligations related to these plans are actuarially determined using management’s most probable assumptions.

Actuarial valuations of these plans for accounting purposes are conducted on a triennial basis unless there are significant changes affecting the plans. The latest actuarial valuations were conducted as at May 1, 2012 or January 1, 2010.

The other benefit plans are unfunded.

Tembec Financial Report 2012 81

Notes to Consolidated Financial Statements

12. EMPLOYEE FUTURE BENEFITS (CONTINUED)

COMPANY CONTRIBUTIONS

Total cash payments for employee future benefits consist of cash contributed by the Company to its funded pension plans, cash payments directly to beneficiaries for its unfunded benefit plans and cash contributed to its defined contribution plans. The Company contributions were $53 million for 2012 (2011 – $44 million). In 2013, the Company expects to contribute approximately $54 million to all its plans in accordance with its normal funding policy.

DESCRIPTION OF FUND ASSETS

The assets of the registered defined benefit pension plans are held by an independent trustee and accounted for separately in the Company’s pension funds. Based on the fair value of assets held at September 29, 2012, the defined benefit pension plan assets were comprised of 1% (1% in 2011) in cash and short-term investments, 5% (5% in 2011) in real estate, 47% (52% in 2011) in bonds and 47% (42% in 2011) in Canadian, U.S. and foreign equity.

FUNDING POLICY

The Company’s funding policy for registered defined benefit pension plans is to contribute annually the amount required to provide for benefits earned in the year and to fund past service obligations over periods not exceeding those permitted by the applicable regulatory authorities. Actuarial valuations for funding purposes are conducted on a triennial basis, unless required earlier by pension legislation or as deemed appropriate by management from time to time. The latest funding actuarial valuations were conducted for two plans on January 1, 2012, 12 plans on December 31, 2011, one plan on December 31, 2010, and one plan on December 31, 2009.

INVESTMENT POLICY

The Company follows a disciplined investment strategy, which provides diversification of investments by asset class, foreign currency, sector and company. The Corporate Governance and Human Resources Committee of the Board of Directors has approved an investment policy that establishes long-term asset mix targets based on a review of historical returns achieved by world-wide investment markets. Investment managers may deviate from these targets to the extent permitted by the investment policy. Their performance is evaluated in relation to the market performance on the target mix.

The actual return on plan assets was $70 million for the year ended September 29, 2012, and $13 million for the year ended September 24, 2011.

As at September 29, 2012, September 24, 2011 and September 26, 2010, the assets of the plan do not directly include the Company’s own financial instruments or any property occupied by, or other assets issued by, the Company.

82 Tembec Financial Report 2012

Notes to Consolidated Financial Statements

12. EMPLOYEE FUTURE BENEFITS (CONTINUED)

INFORMATION ABOUT THE COMPANY’S DEFINED BENEFIT PLANS IN AGGREGATE

The following tables present the change in the defined benefit obligation for the defined benefit plans as calculated by independent actuaries and the change in the fair value of plan assets:

Change in defined benefit obligations for defined benefit plans:

	Pension plans		Other benefit plans
	2012	2011	2012	2011
Defined benefit obligation, at beginning of year	$857	$812	$44	$47
Current service cost	9	8	1	1
Interest cost	37	39	1	2
Employee contributions	2	2	–	–
Benefits paid	(61)	(46)	(1)	(2)
Actuarial loss (gain)	73	41	(4)	–
Decrease in obligation due to curtailment	(2)	–	–	–
Decrease in obligation due to deconsolidation of Tembec USA LLC	–	–	–	(4)
Past service cost	1	–	–	–
Foreign exchange rate changes	(6)	1	–	–
Defined benefit obligation, at end of year	$910	$857	$41	$44

Change in fair value of plan assets for defined benefit plans:

	Pension plans		Other benefit plans
	2012	2011	2012	2011
Fair value of defined benefit plan assets, at beginning of year	$618	$617	$–	$–
Expected return on plan assets	39	40	–	–
Actuarial gain (loss)	31	(27)	–	–
Employer contributions	42	32	1	2
Employee contributions	2	2	–	–
Benefits paid	(61)	(46)	(1)	(2)
Foreign exchange rate changes	(4)	–	–	–
Fair value of defined benefit plan assets, at end of year	$667	$618	$–	$–

Tembec Financial Report 2012 83

Notes to Consolidated Financial Statements

12. EMPLOYEE FUTURE BENEFITS (CONTINUED)

The following table presents the difference between the fair value of plan assets and the actuarially determined defined benefit obligation for defined benefit plans. This difference is also referred to as either the deficit or surplus, as the case may be, or the funded status of the plans.

Reconciliation of funded status for defined benefit plans:

		Pension plans			Other benefit plans
	2012	2011	2010	2012	2011	2010
Fair value of plan assets	$667	$618	$617	$–	$–	$–
Defined benefit obligation, wholly or partially funded plans	(867)	(820)	(777)	–	–	–
Plan deficit	(200)	(202)	(160)	–	–	–
Defined benefit obligation, unfunded plans	(43)	(37)	(35)	(41)	(44)	(47)
Unamortized past service costs	1	–	1	1	2	–
Liability arising from minimum funding requirement	(3)	(3)	(7)	–	–	–
Net defined benefit liability	$(245)	$(242)	$(201)	$(40)	$(42)	$(47)

The following table presents the experience adjustments arising from plan liabilities and plan assets as a result of the differences between actuarial assumptions made at the beginning of the year and the actual experience during the year:

	Pension plans			Other benefit plans
	2012	2011	2010	2012	2011	2010
Experience loss (gain) arising from plan liabilities	$(4)	$(9)	n/a	$(6)	$–	n/a
Experience loss (gain) arising from plan assets	$(31)	$27	n/a	$–	$–	n/a

Amounts recognized in the consolidated balance sheets for defined benefit plans:

	Pension plans			Other benefit plans
	2012	2011	2010	2012	2011	2010
Defined benefit asset	$–	$1	$–	$–	$–	$–
Defined benefit liability	(245)	(243)	(201)	(40)	(42)	(47)
Net defined benefit liability	$(245)	$(242)	$(201)	$(40)	$(42)	$(47)

84 Tembec Financial Report 2012

Notes to Consolidated Financial Statements

12. EMPLOYEE FUTURE BENEFITS (CONTINUED)

COMPONENTS OF BENEFIT COST

The following tables present the impact on net earnings (loss) and other comprehensive earnings (loss) of the Company’s employee future benefits:

RECOGNIZED IN NET EARNINGS (LOSS)

	Pension plans		Other benefit plans
	2012	2011	2012	2011
Recognized costs for defined benefit plans:
Current service cost	$9	$8	$1	$1
Past service cost	–	1	1	–
Total included in personnel expenses	9	9	2	1
Curtailment gain	(2)	–	–	–
Deconsolidation of Tembec USA LLC	–	–	–	(4)
Total included in other items	(2)	–	–	(4)
Interest cost	37	39	1	2
Expected return on plan assets	(39)	(40)	–	–
Total included in net finance costs	(2)	(1)	1	2
	5	8	3	(1)
Recognized costs for defined contribution plans	9	11	–	–
Total expense for employee future benefits	$14	$19	$3	$(1)

RECOGNIZED IN OTHER COMPREHENSIVE EARNINGS (LOSS)

	Pension plans		Other benefit plans
	2012	2011	2012	2011
Actuarial loss (gain)	$42	$68	$(4)	$–
Effect of limit on recognition of assets	–	(4)	–	–
Defined benefit plans	$42	$64	$(4)	$–

The cumulative amount recognized in deficit as at September 29, 2012, is $102 million (2011 – $64 million; 2010 – nil).

Tembec Financial Report 2012 85

Notes to Consolidated Financial Statements

12. EMPLOYEE FUTURE BENEFITS (CONTINUED)

ASSUMPTIONS

Significant assumptions for defined benefit pension plans (weighted average):

	2012	2011	2010
Defined benefit obligation at end of year:
Discount rate	3.69%	4.42%	4.87%
Rate of compensation increase	2.50%	2.50%	2.50%
Net periodic benefit cost for the year:
Discount rate	4.42%	4.87%	n/a
Rate of compensation increase	2.50%	2.50%	n/a
Expected long-term return on assets	6.39%	6.53%	n/a

Significant assumptions for other future benefit plans (weighted average):

	2012	2011	2010
Defined benefit obligation at end of year:
Discount rate	3.68%	4.19%	4.73%
Rate of compensation increase	2.50%	2.50%	2.50%
Net periodic benefit cost for the year:
Discount rate	4.19%	4.73%	n/a
Rate of compensation increase	2.50%	2.50%	n/a
Assumed healthcare cost trend rate at end of year:
Initial healthcare cost trend	7.00%	7.50%	8.00%
Annual rate of decline in trend rate	0.50%	0.50%	0.50%
Ultimate healthcare cost trend rate	5.00%	5.00%	5.00%
Year ultimate rate is reached	2016	2016	2016
Effect of change in healthcare cost trend rate (1% increase):
Total of service cost and interest cost	$–	$–	$–
Defined benefit obligation	$2	$3	$–
Effect of change in healthcare cost trend rate (1% decrease):
Total of service cost and interest cost	$–	$–	$–
Defined benefit obligation	$(2)	$(3)	$–

86 Tembec Financial Report 2012

Notes to Consolidated Financial Statements

13. SHARE CAPITAL

Authorized
Unlimited number of common voting shares, without par value.

Unlimited number of non-voting Class A preferred shares issuable in series without par value, with other attributes to be determined at time of issuance.

Nil warrants (2011 and 2010 – 11,111,111) convertible in equal amount of common shares that expired unexercised on February 29, 2012.

Issued and fully paid

	2012	2011	2010
100,000,000 common shares	$564	$564	$564
Nil warrants (2011 and 2010 - 11,093,943) (included in other long-term liabilities)	–	–	5

Net loss per share
The following table provides the reconciliation between basic and diluted net loss per share:

	2012	2011
Net loss	$(82)	$(5)
Weighted average number of common shares outstanding	100,000,000	100,000,000
Dilutive effect of employee share options and warrants	–	–
Weighted average number of diluted common shares outstanding	100,000,000	100,000,000
Basic and diluted net loss in dollars per share	$(0.82)	$(0.05)

The warrants and employees share options had no dilutive effect for the above periods; however, these securities could potentially dilute earnings per share in future periods.

Warrants
Concurrently with the first drawdown on the $75 million term loan facility to assist with the $190 million capital investment to upgrade its specialty cellulose manufacturing facility at Temiscaming, Quebec, the Company has granted the lender an option to acquire 3 million common shares of the Corporation at a price of $7 per share. These warrants vest on the first loan disbursement date and expire on August 30, 2017. The Company received, on October 19, 2012, its first draw of $9 million on the term loan (see note 14, Commitments – Capital Investment).

Tembec Financial Report 2012 87

Notes to Consolidated Financial Statements

13. SHARE CAPITAL (CONTINUED)

Share-based compensation
Under the prior Long-Term Incentive Plan, the Company had, from time to time, granted options to its employees. The plan provided for the issuance of common shares at an exercise price equal to the market price of the Company’s common shares on the date of the grant. These options vest over a five-year period and expire ten years from the date of issue. No options have been granted since 2006. No compensation expense was recorded for the years ended September 29, 2012 and September 24, 2011.

The following table summarizes the changes in options outstanding and the impact on weighted average per share exercise price during the year:

		2012		2011
		Weighted		Weighted
		average		average
	Shares	exercise price	Shares	exercise price
Balance, beginning of year	122,020	$75.01	161,123	$89.01
Options cancelled	(17,033)	129.74	(39,103)	132.67
Balance, end of year	104,987	$66.13	122,020	$75.01
Exercisable, end of year	104,987	$66.13	122,020	$75.01

Of the total 17,033 (2011 – 39,103) options cancelled, 5,791 (2011 – 4,001) expired and 11,242 (2011 – 35,102) were forfeited.

The following table summarizes the weighted average per share exercise price and the weighted remaining contractual life of the options outstanding as at September 29, 2012:

	Outstanding options and exercisable options
		Weighted	Weighted
	Number of	remaining	average
Year granted	options	contractual life	exercise price
2003	4,375	0.17	$180.51
2004	5,326	1.15	139.22
2005	48,484	2.47	83.20
2006	46,802	3.14	29.44
	104,987	2.60	$66.13

88 Tembec Financial Report 2012

Notes to Consolidated Financial Statements

13. SHARE CAPITAL (CONTINUED)

Other share-based compensation
During fiscal 2009, the Company established a Performance-Conditioned Restricted Share Units (PCRSU) plan for designated senior executives. During the December 2011 quarter, 880,968 PCRSUs were forfeited as performance conditions attached to it were not achieved, and the remaining 1,143,039 PCRSUs were paid for a total consideration of $3 million. There are no PCRSUs outstanding and this plan was terminated.

The following table summarizes the grant of PCRSUs that has occurred over the past three years:

	2012	2011	2010
Balance, beginning of year	2,024,007	1,563,000	1,116,000
Grants	–	732,201	536,000
Paid	(1,143,039)	–	–
Forfeitures	(880,968)	(271,194)	(89,000)
Balance, end of year	–	2,024,007	1,563,000
Vested, end of year	–	622,940	–

Directors of the Company, which are not employees of the Company, are given the option to receive part of their annual retainer, meeting fees and awards under the Directors’ Share Award Plan in the form of Deferred Share Units (DSU). Each DSU is equivalent in value to a common share of the Company and is notionally credited with dividends when shareholders receive dividends from the Company. A DSU is paid to a director upon termination of Board service and is payable in the form of cash.

The following table summarizes the grant of DSUs that has occurred over the past three years:

	2012	2011	2010
Balance, beginning of year	1,119,836	411,222	411,222
Grants	–	750,999	–
Paid	–	(42,385)	–
Balance, end of year	1,119,836	1,119,836	411,222
Vested, end of year	869,503	619,170	411,222

On November 17, 2010, under the Directors’ Share Award Plan, non-executive members of the Board were granted 655,175 DSUs, and on January 27, 2011, 95,824 additional DSUs were granted. These DSUs vest in three equal amounts over the next three Annual General Shareholders’ meetings beginning on January 27, 2011.

Tembec Financial Report 2012 89

Notes to Consolidated Financial Statements

13. SHARE CAPITAL (CONTINUED)

Other share-based compensation (continued)
On November 15, 2011, the Board approved the establishment of a Performance-Conditioned Share Unit (PCSU) plan. Under the PCSU plan, designated senior executives will be granted a specified number of DSUs or PCSUs annually, which vest over successive three-year periods, based on total shareholder return over the performance period as determined relative to a peer group and the increase in value of the Company’s weighted average share price over the performance period. On January 26, 2012, 373,147 DSUs were granted.

The following table summarizes the grant of DSUs that has occurred during the year:

2012
Balance, beginning of year	–
Grants	373,147
Forfeited	(5,564)
Balance, end of year	367,583
Vested, end of year	–

The following table summarizes the details of share-based compensation expenses relating to its different share-based compensation plans:

	2012	2011
Performance-conditioned restricted share unit plan	$–	$2
Directors’ share award plan	(1)	–
Performance-conditioned share unit plan	–	–
	$(1)	$2
Total carrying amount of liabilities for cash-settled arrangements	$2	$5

14. GUARANTEES, COMMITMENTS AND CONTINGENCIES

GUARANTEES

The Company and certain of its subsidiaries have granted irrevocable letters of credit, issued by highly-rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. The Company has not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any payments in excess of what is recorded in the Company’s financial statements. The letters of credit mature at various dates in fiscal 2013.

90 Tembec Financial Report 2012

Notes to Consolidated Financial Statements

14. GUARANTEES, COMMITMENTS AND CONTINGENCIES (CONTINUED)

COMMITMENTS

Capital investment
On March 16, 2012, the Company announced a $190 million capital investment to upgrade its specialty cellulose manufacturing facility at Temiscaming, Quebec. The project involves the replacement of three old boilers with a new high-pressure boiler designed to burn waste sulphite liquor, a co-product of the specialty cellulose manufacturing process, producing steam for use at the facility. The project also calls for the installation of a new electrical turbine that will increase the Temiscaming facility’s electricity production capacity from its current 10 megawatts to 60 megawatts. As at the end of September 2012, the Company had incurred $59 million of capital expenditures for this project and had $51 million of outstanding commitments.

The Company has entered into a 25-year power purchase contract with Hydro-Quebec that will allow the Company to sell to Hydro-Quebec up to 50 megawatts of the incremental electricity generated by the new turbine at green energy rates of $106 per MW/hour, indexed annually to the consumer price index.

In connection with the project, the Company entered into the following term loan facilities to assist with the financing:

a $75 million term loan facility, bearing interest at 5.5%. The loan has a 15-year term consisting of a three-year construction or drawdown period followed by a 12-year amortization period. The term of the loan will be shortened by three years if the Company does not complete certain future capital expenditures at the Temiscaming specialty cellulose mill. The loan will be secured by the project assets. The Company has also granted the lender a five-year option expiring on August 30, 2017, to acquire 3 million common shares of the Corporation at a price of $7 per share. On October 19, 2012 and November 14, 2012, the Company received $9 million and $6 million respectively on the term loan.

a $30 million term loan facility of which the Company drew a first tranche of $20 million on July 12, 2012. Details related to this new facility are disclosed in note 10 .

Operating leases
The Company has entered into operating leases for expected cash outflows of $12 million. Outflows for the years following September 29, 2012, are as follows:

2013	$4
2014	$3
2015	$2
2016	$2
2017 and thereafter	$1

CONTINGENCIES

The Company is party to claims and litigations arising in the normal course of operations. The Company does not expect that the resolution of these matters will have a material adverse effect on the Company’s financial condition, earnings or liquidity.

Tembec Financial Report 2012 91

Notes to Consolidated Financial Statements

15. ANALYSIS OF EXPENSES BY NATURE

	2012	2011
Wages and salaries	$275	$271
Employee benefits expense	97	109
Raw materials and other manufacturing costs	1,004	1,000
Changes in inventories	(37)	(7)
Other expenses	25	20
	$1,364	$1,393

Cost of sales	$1,290	$1,321
Selling, general and administrative	74	72
	$1,364	$1,393

16. OTHER ITEMS

The following table provides a summary of the other items by business segment of the Company:

	2012	2011
High-Yield Pulp:
Impairment loss - Chetwynd, British Columbia, pulp mill	$50	$–
	50	–
Forest Products:
Gain on sale of British Columbia sawmills	(24)	–
Loss on sale/closure of hardwood flooring plants	2	–
Cranbrook planer mill closure charge	–	1
Taschereau sawmill closure charge	–	2
	(22)	3
Corporate:
Costs for permanently idled facilities	10	7
Impairment loss - Temlam loan receivable	16	–
Gain on sale of minority equity investment	(4)	–
Gain on sale of Smooth Rock Falls, Ontario, assets	–	(3)
Gain on deconsolidation of Tembec USA LLC	–	(4)
	22	–
Other items	$50	$3

92 Tembec Financial Report 2012

Notes to Consolidated Financial Statements

16. OTHER ITEMS (CONTINUED)

2012

During the September 2012 quarter, the Company recorded an impairment loss of $50 million related to property, plant and equipment, including the related supplies and materials of the Chetwynd, British Columbia, high-yield pulp mill. Subsequent to the announced indefinite idling of the pulp mill and following a review of its business plan, the Company undertook an impairment review and found that the carrying value of its assets exceeded their recoverable amount being the fair value less costs to sell. The recoverable amount was determined to be nominal.

During the year, the Company recorded charges of $10 million relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities.

On March 23, 2012, the Company sold its British Columbia Southern Interior wood products assets for proceeds of $66 million. The sale included the Elko and Canal Flats sawmills and approximately 1.1 million cubic meters of combined Crown tenures, private land and contract annual allowable cut. As a result of the sale, the Company recorded a gain of $24 million in the March 2012 quarter. The following table provides information related to balance sheet items of the two sawmills at the time of sale:

Current assets	$35
Long-term assets	28
Current liabilities	(10)
Long-term reforestation obligations	(9)
Employee future benefits and other	(2)
$42

During the March 2012 quarter, the Company recorded an impairment loss of $16 million related to the loan receivable from Temlam Inc. The latter is currently under creditor protection and owns an idled laminated veneer lumber (LVL) facility located in Amos, Quebec. The Company has a 50% secured interest in the facility. The cutting rights that were previously attached to the LVL facility were granted to another company. In the absence of a guaranteed fiber supply, the Company has concluded that the re-start of the facility is unlikely and has adjusted its carrying value to the amount anticipated to be realized upon liquidation or sale.

On December 22, 2011, the Company recorded a gain of $4 million relating to the sale of a minority equity position in two dissolving pulp mills located in the Province of New Brunswick.

On November 25, 2011, the Company sold its Toronto, Ontario, hardwood flooring plant for proceeds of $13 million. Concurrently, the Company also announced the closure of its Huntsville, Ontario, hardwood flooring plant. The sale of the Toronto plant and the closure of the Huntsville plant resulted in a charge of $2 million that has been recorded in the December 2011 quarter.

Tembec Financial Report 2012 93

Notes to Consolidated Financial Statements

16. OTHER ITEMS (CONTINUED)

2011

During fiscal 2011, the Company recorded charges of $7 million relating to several permanently idled facilities. The costs relate to legal costs, site security and custodial costs.

During the June 2011 quarter, the Company finalized the sale of its hydro-electric generating assets located in Smooth Rock Falls, Ontario, and recorded a gain of $3 million. Total consideration for the assets, which had a capacity of 7.4 megawatts, was $16 million paid in cash.

During the June 2011 quarter, the Company announced that its non-operating U.S. subsidiary, Tembec USA LLC, had filed a petition seeking relief under Chapter 7 of the Bankruptcy Code of the United States. As a result of the filing, the Company determined that it no longer exercised control over this investment. The Company recorded a gain of $4 million relating to the deconsolidation of this subsidiary, arising primarily from the reduction in its consolidated accrued benefit obligation.

During the March 2011 quarter, the Company announced the permanent closure of the Taschereau, Quebec, sawmill. The facility had been idled since October 2009. The Company recorded a charge of $2 million relating to severance and other items.

During the March 2011 quarter, the Company recorded a charge of $1 million for severance relating to the Cranbrook, British Columbia, planer mill operation. The mill has been indefinitely idled since November 2007.

17. NET FINANCE COSTS

	2012	2011
Interest on long-term debt	$36	$31
Interest on short-term debt	2	1
Bank charges and other financing expenses	2	6
Net foreign exchange loss (gain), excluding exchange on long-term debt	4	–
Derivative financial instruments	–	(1)
Interest income	(1)	(1)
Exchange loss (gain) on long-term debt	(13)	1
Net change in fair value of warrants	–	(5)
Interest capitalized on assets under construction	(2)	–
	$28	$32
Finance costs	$42	$39
Finance income	(14)	(7)
Net finance costs	$28	$32

94 Tembec Financial Report 2012

Notes to Consolidated Financial Statements

18. INCOME TAXES

The reconciliation of income taxes calculated at the statutory rate to the actual tax provision is as follows:

	2012	2011
Earnings (loss) before income taxes	$(60)	$15
Income tax expense (recovery) based on combined federal and provincial income tax rates of 26.3% (2011 - 27.8%)	$(16)	$4
Increase (decrease) resulting from:
Unrecognized tax asset arising from current losses	32	10
Difference in statutory income tax rate	6	6
Non-taxable portion of exchange gain on long-term debt	(2)	–
Other permanent differences	2	–
	38	16
Income tax expense	$22	$20
Income taxes:
Current	$11	$8
Deferred	11	12
Income tax expense	$22	$20

UNRECOGNIZED DEFERRED TAX ASSETS

Deferred tax assets have not been recognized in respect of the following:

	2012	2011	2010
Deferred tax assets:
Non-capital loss carry-forwards and pool of deductible scientific research and development expenditures	$405	$390	$360
Property, plant and equipment	66	36	27
Employee future benefits	78	79	69
Capital loss carry-forwards	3	3	7
Financing charges	–	–	7
Other	9	12	15
	$561	$520	$485

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profits will be available against which the Company can utilize the benefits.

Tembec Financial Report 2012 95

Notes to Consolidated Financial Statements

18. INCOME TAXES (CONTINUED)

UNRECOGNIZED DEFERRED TAX ASSETS (CONTINUED)

As at September 29, 2012, certain subsidiaries have accumulated the following losses and deductions for income tax purposes, which may be carried forward to reduce taxable income and taxes payable in future years:

	Amounts	Expiring dates
Non-capital loss carried forward for:
Canadian subsidiaries	$1,158	2014 to 2032
U.S. subsidiaries	$13	2028 to 2032
Pool of deductible scientific research and experimental development	$368	Unlimited

RECOGNIZED DEFERRED TAX ASSETS AND LIABILITIES

	Deferred tax asset		Deferred tax liabilities
	Non-capital	Property,
	loss carry-	plant and	Other
	forwards	equipment	liabilities	Total
Balance, September 26, 2010	$23	$6	$(2)	$27
Through statement of net earnings (loss)	(12)	(1)	1	(12)
Balance, September 24, 2011	11	5	(1)	15
Through statement of net earnings (loss)	(11)	(1)	1	(11)
Balance, September 29, 2012	$–	$4	$–	$4

19. FINANCIAL INSTRUMENTS

FAIR VALUE

The carrying amount of cash and cash equivalents, cash held in trust, trade and other receivables, bank indebtedness, operating bank loans, other payables and accrued charges, and interest payable approximates their fair values because of the near-term maturity of those instruments. The carrying value of the long-term loans receivable and other long-term liabilities also approximates their fair values.

The carrying value and the fair value of long-term debt are as follows:

	2012	2011	2010
Carrying value	$339	$289	$288
Fair value	$369	$294	$301

96 Tembec Financial Report 2012

Notes to Consolidated Financial Statements

19. FINANCIAL INSTRUMENTS (CONTINUED)

FAIR VALUE (CONTINUED)

The fair value of the senior secured notes was estimated using quoted market prices; the fair value of the other long-term debt was estimated based on discounted cash flows using year-end market yields of similar instruments having the same maturity.

Derivative financial instruments are the only financial instruments of the Company measured at fair value on a recurring basis and have been valued in accordance with Level 1 of the fair value hierarchy, which is based on unadjusted quoted prices in an active market. The Company had no derivative financial instruments at September 29, 2012 (2011 – negligible; 2010 – nil).

FINANCIAL RISK MANAGEMENT

Overview
The Company has exposure to the following risks from its use of financial instruments:

  Credit risk

  Liquidity risk

  Market risk

  Foreign currency rate risk
  Interest rate risk
  Commodity price and operational risk

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management policy. The policy defines the method by which the Company manages its risk through properly and prudently administering the Company’s financial assets, liabilities and derivatives. Internal Audit measures the adequacy of the business control systems through the execution of an Internal Audit Plan approved by the Audit Committee.

Exposure to credit risk
Credit risk arises from the possibility that entities to which the Company sells products may experience financial difficulty and be unable to fulfill their contractual obligations. The Company does not have a significant exposure to any individual customer or counterparty. As required in the Risk Management Policy, the Company reviews a new customer’s credit history before extending credit and conducts regular reviews of its existing customers’ credit performance. All credit limits are subject to evaluation and revision at any time based on changes in levels of creditworthiness and must be reviewed at least once per year. Sales orders cannot be processed unless a credit limit has been properly approved. The Company may require payment guarantees, such as letters of credit, or obtain credit insurance coverage. Bad debt expense has not been significant in the past. The allowance for doubtful accounts for the Company, as at September 29, 2012, was negligible (2011 – negligible; 2010 - $1 million).

The Company also has credit risk relating to cash and cash equivalents. The Company manages risk by dealing only with highly-rated financial institutions.

Tembec Financial Report 2012 97

Notes to Consolidated Financial Statements

19. FINANCIAL INSTRUMENTS (CONTINUED)

FINANCIAL RISK MANAGEMENT (CONTINUED)

Exposure to credit risk (continued)
The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	2012	2011	2010
Loans and receivables, other than cash, cash equivalents and cash held in trust	$212	$206	$236
Cash, cash equivalents and cash held in trust	$92	$105	$74

The maximum exposure to credit risk for trade accounts receivable as at September 29, 2012 and September 24, 2011, by geographical region was as follows:

	2012	2011
Canada	$19	$24
United States	51	49
European Union	42	37
China	5	15
Other	24	8
	141	133
Allowance for doubtful accounts	–	–
Trade receivables net	141	133
Other receivables including input tax credits	59	49
Accounts receivable	$200	$182

The aging of trade accounts receivable was as follows:

		2012		2011
	Gross	Allowance	Gross	Allowance
Not past due	$134	$–	$125	$–
Past due 0-30 days	5	–	6	–
Past due 31-60 days	2	–	2	–
	$141	$–	$133	$–

The movement in the allowance for doubtful accounts receivable in respect to trade accounts receivable was as follows:

	2012	2011
Balance, beginning of year	$–	$1
Bad debt written off	–	(1)
Balance, end of year	$–	$–

98 Tembec Financial Report 2012

Notes to Consolidated Financial Statements

19. FINANCIAL INSTRUMENTS (CONTINUED)

FINANCIAL RISK MANAGEMENT (CONTINUED)

Exposure to liquidity risk
Liquidity risk arises from the possibility that the Company will not be able to meet its financial obligations as they fall due. The Company has an objective of maintaining liquidity equal to 12 months of maintenance capital expenditures, interest and principal repayments and seasonal working capital requirements, which would require approximately $135 million to $150 million of liquidity.

A liquidity reserve in the form of cash, cash equivalents and undrawn revolving credit facilities is maintained to assist in the solvency and financial flexibility of the Company. Liquidity reserves as at September 29, 2012, totalled $140 million (2011 – $229 million). Repayment of amounts due within one year may also be funded by normal collection of current trade accounts receivable and cash on hand.

In April 2011, the Ontario Court of Appeal rendered a decision in the restructuring proceedings involving Indalex Limited under the Companies’ Creditors Arrangement Act (CCAA). The Court of Appeal held that defined benefit pension plan deficiency claims had priority over security held by debtor-in-possession (DIP) lenders in the context of a sale made under a CCAA proceeding. This decision is currently being appealed to the Supreme Court of Canada. The agent for the asset-based loan (ABL) lenders’ syndicate recently expressed concern regarding the solvency deficits of the Company’s Ontario defined benefit pension plans. In light of the uncertainty surrounding the Ontario Court of Appeal decision, the ABL agent requested that the Company refrains from making any further draws or utilization of the ABL facility until such priority issue is dealt with by the Supreme Court of Canada.

The Company is currently under discussions with the ABL agent regarding this request as it considers the risk to be minimal and the position of the ABL agent to be unwarranted. The Company’s liquidity position at September 29, 2012, includes $31 million related to the unutilized portion of the ABL. If the unutilized ABL portion was to remain unavailable for an extended period of time, the Company’s liquidity would fall below its stated objective of $135 million to $150 million. In order to address this risk, the Company is assessing other liquidity enhancing alternatives such as limiting capital expenditures and seeking other sources of financing or funding.

The following are the contractual maturities of financial liabilities, including interest payments:

						2012
	Carrying	Contractual	Year	Years	Years	After
	amount	cash flows	1	2-3	4-5	5 years
Secured bank loans	$336	$561	$37	$79	$79	$366
Unsecured loans	16	18	7	7	3	1
Operating bank loans	68	68	68	–	–	–
Trade and others	243	243	243	–	–	–
	$663	$890	$355	$86	$82	$367

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or, excluding the effects of foreign exchange fluctuations on US dollar liabilities, at significantly different amounts.

Tembec Financial Report 2012 99

Notes to Consolidated Financial Statements

19. FINANCIAL INSTRUMENTS (CONTINUED)

FINANCIAL RISK MANAGEMENT (CONTINUED)

Foreign currency rate risk management
The Company is exposed to currency risk on sales, purchases and long-term debt that are denominated in a currency other than the Canadian dollar. The currencies in which these transactions are primarily denominated are Canadian dollar, US dollar and euro.

The Company’s revenues for most of its products are affected by fluctuations in the relative exchange rates of the Canadian dollar, the US dollar and the euro. The Company generates approximately $1.1 billion of US $ denominated sales annually from its Canadian operations. As a result, any decrease in the value of the US dollar and the euro relative to the Canadian dollar reduces the amount of revenues realized on sales in local currency. In addition, since business units purchase the majority of their production inputs in local currency, fluctuations in foreign exchange can significantly affect the unit’s relative cost position when compared to competing manufacturing sites in other currency jurisdictions.

To reduce the impact of fluctuations in the value of the US dollar, the Company has adopted a policy, which allows for hedging up to 50% of its anticipated US $ receipts for up to 36 months in duration. As at September 29, 2012, September 24, 2011 and September 26, 2010, the Company does not hold any foreign exchange contracts.

Foreign currency rate sensitivity analysis
Based on 2013 planned sales volumes and prices, the following table illustrates the impact of a 1% change in the value of the US dollar versus the Canadian dollar and the euro. For illustrative purposes, an increase of 1% in the value of the US dollar is assumed. A decrease would have the opposite effects of those shown below:

Sales increase	$11
Cost of sales increase	3
Adjusted EBITDA	8
Loss on translation of US $ denominated debt	3
Pre-tax earnings increase	$5

Direct US $ purchases of raw materials, supplies and services provided a partial offset to the impact on sales. This does not include the potential indirect impact of currency on the cost of items purchased in the local currency. Interest expense on the Company’s US $ denominated debt provides a small offset to its US $ exposure.

Interest rate risk management and sensitivity analysis
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Fluctuations of market interest rates have little impact on the Company’s financial results since the majority of the Company’s debts are fixed rate debts.

100 Tembec Financial Report 2012

Notes to Consolidated Financial Statements

19. FINANCIAL INSTRUMENTS (CONTINUED)

FINANCIAL RISK MANAGEMENT (CONTINUED)

Commodity price and operational risk management
The Company’s financial performance is dependent on the selling prices of its products. The markets for most lumber, pulp and paper products are cyclical and are influenced by a variety of factors. These factors include periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity, inventory de-stocking by customers, and fluctuations in currency exchange rates. During periods of low prices, the Company is subject to reduced revenues and margins, resulting in substantial declines in profitability and possibly net losses. The Company may periodically purchase lumber, pulp and newsprint price derivative commodity contracts to mitigate the impact of price volatility. The Company did not hold any significant product price derivative commodity contracts at September 29, 2012, September 24, 2011 and September 26, 2010.

The manufacturing activities conducted by the Company’s operations are subject to a number of risks, including availability and price of fibre and competitive prices for purchased energy and raw materials. To mitigate the impact of price fluctuations, the Company may periodically purchase derivative commodity contracts. The Company does not currently hold any significant derivative commodity contracts.

20. CAPITAL MANAGEMENT

It is the Company’s objective to manage its capital to ensure adequate capital resources exist to support operations while maintaining its business growth. The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk of characteristics of the underlying assets.

The Company monitors capital on the basis of net debt to total capitalization ratio. Net debt is calculated as a total debt (long-term debt plus bank indebtedness and operating bank loans) less cash, cash equivalents and cash held in trust.

Total capitalization includes net debt plus provisions, accrued benefit liability, deferred income taxes, other long-term liabilities, and shareholders’ equity.

The Company’s strategy is to maintain the net debt to total capitalization ratio at 40% or less. The objective is to keep a strong balance sheet and maintain the ability of the Company to access capital markets at favourable rates. The net debt to total capitalization ratio for the Company was 45% as at September 29, 2012 (2011 – 27%; 2010 – 28%). The increase was due to fiscal 2012 losses, which reduced shareholders’ equity, combined with higher net debt due primarily to finance the Temiscaming specialty cellulose project. The Company anticipates that the net debt to total capitalization ratio will remain in excess of its target until the Temiscaming project is completed and begins to generate the projected incremental adjusted EBITDA.

There were no changes in the Company’s approach to capital management during fiscal 2012.

Tembec Financial Report 2012 101

Notes to Consolidated Financial Statements

21. RELATED PARTIES

KEY MANAGEMENT PERSONNEL COMPENSATION

The key management personnel of the Company are the members of the Board of Directors and certain executive officers. They control less than 1% of the voting shares of the Company.

Key management personnel participate in the Company’s long-term incentive plans (see note 13).

Key management personnel compensation is comprised of the following for the past two years:

	2012	2011
Short-term compensation benefits	$4	$4
Share-based compensation	(1)	2
	$3	$6

22. EXPLANATION OF TRANSITION TO IFRS

The accounting policies set out in note 3 have been applied in preparing the audited consolidated financial statements for the years ended September 29, 2012 and September 24, 2011.

In preparing its opening IFRS balance sheet, the Company has adjusted amounts reported previously in financial statements prepared in accordance with previous Canadian Generally Accepted Accounting Principles (GAAP). An explanation of how the transition from previous GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

In such tables, reclassification has been made to conform to IAS 1 – Presentation of Financial Statements, minimum disclosure requirements. Additionally, in preparing its consolidated financial statements in accordance with IFRS 1 – First-time Adoption of International Financial Reporting Standards, the Company applied the mandatory exemptions and elected to apply the following optional exemptions from full retrospective application:

EMPLOYEE BENEFITS EXEMPTION

IFRS 1 provides the option to retrospectively apply IAS 19, Employee Benefits, for the recognition of unamortized actuarial gains and losses, past service costs and transitional obligations and assets or to recognize these balances previously deferred under previous Canadian GAAP in opening retained earnings at the Transition Date. The Company has elected to recognize all unamortized cumulative actuarial losses and past service costs at the Transition Date as an adjustment to opening retained earnings for all of its employee future benefit plans.

FOREIGN CURRENCY TRANSLATION DIFFERENCES

Retrospective application of IFRS would require the Company to determine cumulative currency translation differences in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, from the date a subsidiary or equity method investee was formed or acquired. IFRS 1 permits cumulative translation gains and losses to be reset to zero at the Transition Date. The Company elected to reset all cumulative translation gains and losses to zero in opening retained earnings at its Transition Date.

102 Tembec Financial Report 2012

Notes to Consolidated Financial Statements

22. EXPLANATION OF TRANSITION TO IFRS (CONTINUED)

EVENT DRIVEN FAIR VALUE OF PROPERTY, PLANT AND EQUIPMENT AS DEEMED COST

IFRS 1 provides the choice of recording assets and liabilities based on a deemed cost, which can be an event driven valuation where some or all of the assets and liabilities were valued and recognized at fair value under previous Canadian GAAP. As a result of the recapitalization transaction that occurred within the Company in 2008, the Company has elected to apply this exemption to property, plant and equipment and used such event driven fair value measurements as deemed cost for IFRS at the date of that measurement.

BUSINESS COMBINATIONS EXEMPTION

IFRS 1 provides the option to apply IFRS 3, Business Combinations, retrospectively or prospectively - either from the Transition Date or a particular date prior to the Transition Date. The Company has elected to apply IFRS 3 prospectively to business combinations that occur after the Transition Date. Accordingly, business combinations prior to this date have not been restated.

SHARE-BASED PAYMENT TRANSACTION EXEMPTION

IFRS 1 provides an optional exemption to the application of IFRS 2, Share-based Payment, for those share options granted subsequent to November 7, 2002, that have fully vested as at the Transition Date and to liabilities arising from share-based payment transactions that were settled before the Transition Date. The Company has elected this exemption.

BORROWING COSTS

IFRS 1 provides the option to apply IAS 23, Borrowing Costs, retrospectively or prospectively from the Transition Date. IAS 23 requires an entity to capitalize borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. The Company elected to apply this exemption prospectively in respect of qualifying assets for which the commencement date for capitalization was on or after the Transition Date.

Tembec Financial Report 2012 103

Notes to Consolidated Financial Statements

22. EXPLANATION OF TRANSITION TO IFRS (CONTINUED)

RECONCILIATION OF CONSOLIDATED BALANCE SHEETS

	September 26, 2010
		Previous
		Canadian	Reclassi-	transition
	Note	GAAP	fication	to IFRS	IFRS
ASSETS
Current assets:
Cash and cash equivalents		$68	$–	$–	$68
Cash held in trust		6	–	–	6
Trade and other receivables		209	–	–	209
Inventories		255	–	–	255
Prepaid expenses		7	–	–	7
		545	–	–	545
Property, plant and equipment	(b)(c)(d)	498	–	(2)	496
Biological assets	(a)	–	–	7	7
Employee future benefits	(e)	–	6	(6)	–
Other long-term receivables		–	28	–	28
Other assets		34	(34)	–	–
Deferred tax assets		27	–	–	27
		$1,104	$–	$(1)	$1,103

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Operating bank loans		$1	$–	$–	$1
Trade, other payables and accrued charges	(g)	238	(5)	–	233
Interest payable		3	–	–	3
Income tax payable		–	–	–	–
Provisions	(g)	–	5	–	5
Current portion of long-term debt		17	–	–	17
		259	–	–	259
Long-term debt		271	–	–	271
Provisions	(g)	–	19	(2)	17
Employee future benefits	(e)	–	187	61	248
Other long-term liabilities	(e)(f)(g)	209	(206)	5	8
		739	–	64	803
Shareholders’ equity:
Share capital	(f)	570	–	(6)	564
Contributed surplus	(h)	5	–	(5)	–
Deficit		(210)	–	(54)	(264)
Accumulated other comprehensive earnings (loss)		–	–	–	–
		365	–	(65)	300
		$1,104	$–	$(1)	$1,103

104 Tembec Financial Report 2012

Notes to Consolidated Financial Statements

22. EXPLANATION OF TRANSITION TO IFRS (CONTINUED)

RECONCILIATION OF CONSOLIDATED BALANCE SHEETS (CONTINUED)

	September 24, 2011
		Previous
		Canadian	Reclassi-	transition
	Note	GAAP	fication	to IFRS	IFRS
ASSETS
Current assets:
Cash and cash equivalents		$99	$–	$–	$99
Cash held in trust		6	–	–	6
Trade and other receivables		182	–	–	182
Inventories		261	–	–	261
Prepaid expenses		6	–	–	6
		554	–	–	554
Property, plant and equipment	(b)(c)(d)	493	–	(2)	491
Biological assets	(a)	–	–	4	4
Employee future benefits	(e)	–	16	(15)	1
Other long-term receivables		–	28	–	28
Other assets		44	(44)	–	–
Deferred tax assets	(e)	16	–	(1)	15
		$1,107	$–	$(14)	$1,093

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Operating bank loans		$6	$–	$–	$6
Trade, other payables and accrued charges	(g)	248	(8)	–	240
Interest payable		8	–	–	8
Income tax payable		6	–	–	6
Provisions	(g)	–	8	–	8
Current portion of long-term debt		18	–	–	18
		286	–	–	286
Long-term debt		271	–	–	271
Provisions	(g)	–	18	(2)	16
Employee future benefits	(e)	–	168	117	285
Other long-term liabilities	(e)(f)(g)	188	(186)	–	2
		745	–	115	860
Shareholders’ equity:
Share capital	(f)	570	–	(6)	564
Contributed surplus	(h)	5	–	(5)	–
Deficit		(213)	–	(120)	(333)
Accumulated other comprehensive earnings (loss)	(c)	–	–	2	2
		362	–	(129)	233
		$1,107	$–	$(14)	$1,093

Tembec Financial Report 2012 105

Notes to Consolidated Financial Statements

22. EXPLANATION OF TRANSITION TO IFRS (CONTINUED)

RECONCILIATION OF CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)

	September 24, 2011
		Previous
		Canadian	transition
	Note	GAAP	to IFRS	IFRS
Sales		$1,743	$–	$1,743
Freight and sales deductions		237	–	237
Lumber export taxes		13	–	13
Cost of sales (excluding depreciation and amortization)	(a)(b)(e)	1,324	(3)	1,321
Selling, general and administrative		72	–	72
Share-based compensation		2	–	2
Depreciation and amortization	(b)	45	3	48
Other items	(e)	1	2	3
Operating earnings (loss)		49	(2)	47
Interest, foreign exchange and other	(c)(d)(e)(f)(g)	32	(1)	31
Exchange loss on long-term debt	(c)	1	–	1
Net finance costs		33	(1)	32
Earnings (loss) before income taxes		16	(1)	15
Income tax expense	(e)	19	1	20
Net loss		(3)	(2)	(5)
Other comprehensive earnings (loss), net of income taxes:
Defined benefit pension plans	(e)	–	(64)	(64)
Other benefit plans		–	–	–
Foreign currency translation differences for foreign operations	(c)	–	2	2
Total comprehensive loss		$(3)	$(64)	$(67)
Basic and diluted net loss in dollars per share		$(0.03)		$(0.05)

106 Tembec Financial Report 2012

Notes to Consolidated Financial Statements

22. EXPLANATION OF TRANSITION TO IFRS (CONTINUED)

NOTES TO THE RECONCILIATION OF EQUITY AND STATEMENT OF COMPREHENSIVE EARNINGS (LOSS)

(a)	Biological assets

In accordance with IAS 41, Agriculture, the Company’s standing timber on its private timberlands is considered to be a biological asset that is measured at fair value less costs to sell at each reporting date, with changes in fair value less costs to sell recognized in net earnings (loss) at each period. As a result of this IFRS guidance, the Company’s standing timber on its private timberlands has been separately identified on the consolidated balance sheet as biological assets and recorded at fair value less costs to sell.

The effect of the above on the Company’s balance sheet resulted in an increase in biological assets of $4 million at September 24, 2011 (September 26, 2010 - $7 million), and resulted in a decrease of the deficit of $4 million (September 26, 2010 - $7 million).

The impact on total comprehensive loss for the year ended September 24, 2011, increased by $3 million.

(b)	Component accounting

Under previous Canadian GAAP, the Company did not apply component accounting to the significant separable component parts of an item of property, plant and equipment since no guidance was provided on evaluating the cost of a component, replacement of a component and the level at which component accounting was required. Under IFRS, the major assets must be separated into components and the cost of replacement or overhaul of these components are considered to be a part of property, plant and equipment, and are amortized over their individual estimated useful lives.

The effect of the above on the Company’s balance sheet resulted in an increase in property, plant and equipment of $6 million at September 24, 2011 (September 26, 2010 - $6 million), and resulted in a decrease of the deficit of $6 million (September 26, 2010 - $6 million).

The impact on total comprehensive loss for the year ended September 24, 2011, was negligible.

(c)	Translation of foreign operations

Under previous Canadian GAAP, non-monetary assets and liabilities of the foreign operations were translated to Canadian dollars at the historical rate relevant to the particular transaction date at which such assets or liabilities were originated. Under IFRS, all assets and liabilities of the foreign operations with functional currencies other than the Canadian dollar are translated to Canadian dollar at the exchange rate prevailing at period-end and are recognized in other comprehensive loss. In accordance with IFRS 1, the Company elected to reset all cumulative translation gains and losses to zero in opening deficit at its Transition Date.

Tembec Financial Report 2012 107

Notes to Consolidated Financial Statements

22. EXPLANATION OF TRANSITION TO IFRS (CONTINUED)

NOTES TO THE RECONCILIATION OF EQUITY AND STATEMENT OF COMPREHENSIVE EARNINGS (LOSS) (CONTINUED)

(c)	Translation of foreign operations (continued)

The effect of the above on the Company’s balance sheet resulted in a decrease in property, plant and equipment of $7 million at September 24, 2011 (September 26, 2010 - $7 million), and resulted in an increase of the deficit of $9 million (September 26, 2010 - $7 million) and an increase of accumulated other comprehensive earnings of $2 million (September 26, 2010 - nil).

The impact on total comprehensive loss for the year ended September 24, 2011, decreased by $2 million.

(d)	Site restoration

Under previous Canadian GAAP, the cost of decommissioning and restoration of landfill sites were part of property, plant and equipment and depreciated over the estimated useful life of the landfill site. Under IFRS, decommissioning and restoration costs incurred through the production of inventory are included as part of inventory costs.

The effect of the above on the Company’s balance sheet resulted in a decrease in property, plant and equipment of $1 million at September 24, 2011 (September 26, 2010 - $1 million), and resulted in an increase of the deficit of $1 million (September 26, 2010 - $1 million).

For the year ended September 24, 2011, the impact on total comprehensive loss was negligible.

(e)	Recognition of unamortized actuarial losses at date of transition to IFRS into equity

As permitted by previous Canadian GAAP, the Company measured its employee future benefits obligation for accounting purposes as at June 30 of each fiscal year. This was often referred as the early measurement date accounting policy choice. Under IAS 19 - Employee Benefits, the measurement date of the employee future benefits obligation must coincide with the fiscal year-end of the Company. Therefore, upon transition to IFRS, the Company measured its employee future benefits obligation at the date of the opening balance sheet in accordance with IAS 19.

In addition, as permitted by IFRS 1 - First-time Adoption of International Financial Reporting Standards, management elected the optional exemption to recognize all unamortized cumulative actuarial losses at the Transition Date as an adjustment to opening retained earnings for all of its employee future benefit plans.

Under IFRS, the Company’s accounting policy is to recognize all actuarial gains and losses, arising on its defined benefit pension and other non-pension post retirement plans, immediately in other comprehensive earnings (loss).

The cumulative effect of the above on the Company’s balance sheet was to decrease employee future benefits assets by $15 million at September 24, 2011 (September 26, 2010 - $6 million), and increase the employee future benefits liabilities by $117 million (September 26, 2010 - $61 million), which resulted in a corresponding increase to deficit of $132 million (September 26, 2010 - $67 million).

The impact on total comprehensive loss for the year ended September 24, 2011 increased by $65 million.

108 Tembec Financial Report 2012

Notes to Consolidated Financial Statements

22. EXPLANATION OF TRANSITION TO IFRS (CONTINUED)

NOTES TO THE RECONCILIATION OF EQUITY AND STATEMENT OF COMPREHENSIVE EARNINGS (LOSS) (CONTINUED)

(f)	Warrants

Under IFRS, the warrants have been classified as a liability because of the possibility that they may be settled in cash in the event of a change of control. They are recorded at fair value with value being adjusted every quarter.

The effect of the above on the Company’s balance sheet resulted in a decrease in share capital of $6 million at September 24, 2011 (September 26, 2010 - $6 million), and resulted in an increase of the other long-term liabilities by a negligible amount (September 26, 2010 - $5 million), and a decrease of the deficit of $6 million (September 26, 2010 - $1 million).

Total comprehensive loss decreased by $5 million for the year ended September 24, 2011.

(g)	Provisions

IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, has measurement differences when compared to previous Canadian GAAP. These measurement differences include the requirement to reflect the risks associated with the Company’s provisions in either the cash flows or the discount rate.

The effect of the above on the Company’s balance sheet resulted in a decrease in long-term provisions of $2 million at September 24, 2011 (September 26, 2010 - $2 million), and resulted in a decrease of the deficit of $2 million (September 26, 2010 - $2 million).

For the year ended September 24, 2011, the impact on total comprehensive loss was negligible.

(h)	Contributed surplus

The previous Canadian GAAP requires that a future income tax asset that was not recognized at the date of a comprehensive revaluation as a result of a financial reorganization be subsequently recognized first as a reduction of any unamortized intangible asset and then in a manner consistent with the revaluation adjustment recorded at the date of the comprehensive revaluation. Under IFRS, this recognition of a future income tax asset is recorded to profit and loss.

The effect of the above on the Company’s balance sheet resulted in a decrease in contributed surplus of $5 million at September 24, 2011 (September 26, 2010 - $5 million), and resulted in a decrease of the deficit of $5 million (September 26, 2010 - $5 million).

For the year ended September 24, 2011, the impact on total comprehensive loss was nil.

Tembec Financial Report 2012 109

Notes to Consolidated Financial Statements

22. EXPLANATION OF TRANSITION TO IFRS (CONTINUED)

EXPLANATION OF MATERIAL ADJUSTMENTS TO THE CASH FLOW STATEMENTS FOR FISCAL 2011

The adoption of IFRS has had no impact on the net cash flows of the Company. The changes made to the consolidated balance sheet and to the consolidated statements of net earnings (loss) have resulted in reclassifications of various amounts on the consolidated statements of cash flows. There have been no significant changes to the net cash flows, other than the Company’s accounting policy choice to classify interest paid as financing activity under IFRS compared to operating activity under previous Canadian GAAP.

	September 24, 2011
	Cash flow from
	operating	investing	financing
	activities	activities	activities
Previous Canadian GAAP	$69	$(43)	$5
Reclassification for interest paid	25	–	(25)
Other	5	(3)	(2)
IFRS	$99	$(46)	$(22)

110 Tembec Financial Report 2012

DIRECTORS	OFFICERS

JAMES V. CONTINENZA (1) (4)	JAMES V. CONTINENZA
Chairman of the Board, Tembec Inc.	Chairman of the Board

JAMES M. LOPEZ (3) (4)	JAMES M. LOPEZ
President and Chief Executive Officer, Tembec Inc.	President and Chief Executive Officer

NORMAN M. BETTS (2)	RÉGINALD BASTIEN
Associate Professor, Faculty of Administration,	Corporate Controller
University of New Brunswick
CHRIS BLACK
JAMES E. BRUMM (1)	Executive Vice President,
Company Director	President, Paper and Paper Pulp Group

JAMES N. CHAPMAN (1) (4)	MICHEL J. DUMAS
Company Director	Executive Vice President, Finance
and Chief Financial Officer
MICHEL J. DUMAS (3)
Executive Vice President, Finance	PATRICK LEBEL
and Chief Financial Officer	Vice President,
General Counsel and Corporate Secretary
JACQUES LEDUC (2)
Company Director	STEPHEN J. NORRIS
Treasurer
PIERRE LORTIE (3)
Company Director	YVON PELLETIER
Executive Vice President,
FRANCIS M. SCRICCO (1)	President, Specialty Cellulose and Chemical Group
Company Director
DENNIS ROUNSVILLE
DAVID J. STEUART (3)	Executive Vice President,
Company Director	President, Forest Products Group

LORIE WAISBERG (2)
Company Director

(1) Member of the Corporate Governance and Human Resources Committee
(2) Member of the Audit Committee
(3) Member of the Environment, Health and Safety Committee
(4) Member of the Special Committee for Strategic Purposes

Tembec Financial Report 2012 111

SHAREHOLDER INFORMATION

STOCK EXCHANGE LISTING	ADDITIONAL INFORMATION MAY BE OBTAINED FROM
The common shares of Tembec Inc. are listed on the Toronto	Tembec Inc.
Stock Exchange under the symbol TMB.	Communications and Public Affairs Department
10 Gatineau Road
NUMBER OF SHARES	P.O. Box 5000
As at September 29, 2012, there were 100,000,000 Tembec	Temiscaming, Quebec J0Z 3R0
common shares outstanding.	Canada
Tel.: 819 627-4387
TRANSFER AGENT AND REGISTRAR	Fax: 819 627-1178
Our transfer agent, Computershare Trust Company of Canada,
can assist you with a variety of shareholder related services,	Tembec files all mandatory information with Canadian securities
including changes of address and lost share certificates.	regulatory authorities and this information is available from
Tembec upon request.
Computershare Trust Company of Canada
Customer Service	HEAD OFFICE
1500 University Street	Tembec Inc.
Suite 700	800 René-Lévesque Blvd West
Montreal, Quebec H3A 3S8	Suite 1050
Canada	Montreal, Quebec H3B 1X9
Tel.: 1 800 564-6253	Canada
Tel.: 514 871-0137
ANNUAL GENERAL MEETING	Fax: 514 397-0896
The Annual General Meeting of Shareholders of Tembec Inc. will	tembec.com
be held on Thursday, January 31, 2013, at 11:00 a.m., Eastern
time, at:	CORPORATE OFFICE
Tembec Inc.
Fairmont The Queen Elizabeth	10 Gatineau Road
Duluth Room	P.O. Box 5000
900 René-Lévesque Blvd West	Temiscaming, Quebec J0Z 3R0
Montreal, Quebec H3B 4A5	Canada
Canada	Tel.: 819 627-4387
Tel.: 514 861-3511	Fax: 819 627-1178
tembec.com
An archived version of the webcast of the Annual General Meeting of Shareholders will be available on Tembec’s website after the Meeting.

Additional copies of the following documents and other information can also be obtained at the above address or on Tembec’s and SEDAR’s websites.	Pour obtenir un exemplaire de la version française du rapport financier, veuillez vous adresser au Service des communications et des affaires publiques.
2012 Financial Report
Quarterly Reports
Management Information Circular
Annual Information Form

112 Tembec Financial Report 2012

tembec.com

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